93



06017064

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME One Source Services, Inc

*CURRENT ADDRESS 60 Market Square
P.O. Box 364
Belize City, Belize

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35018 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DAT : 9/25/06

ONESOURCE SERVICES, INC.

Documents Being Submitted to the Securities and Exchange Commission Pursuant to Rule 12g3-2(b)(1)(ii)

1. Certificate of Incorporation on change of name, dated 18 January 2006.
2. Memorandum of Association, dated 3 June 2005
3. Amended Articles of Association, dated 6 February, 2006.
4. AIM Admission Document, dated 8 February 2006.
5. A Demerger Agreement, dated 7 February 2006.
6. A Business and Administrative Services Agreement, dated 7 February 2006.
7. Consent letters from:
   - (a) Fyshe Horton Finney Limited, dated 26 January 2006;
   - (b) Capita IRG Trustees Limited, dated 27 January 2006;
   - (c) Capita IRG (Offshore) Limited, dated 31 January 2006;
   - (d) The Belize Bank Limited, dated 23 January 2006;
   - (e) PricewaterhouseCoopers LLP, dated 8 February 2006; and
   - (f) Cenkos Securities Limited, dated 7 February 2006.
8. Application to AIM for admission of the Company's securities, dated 20 February 2006.
9. The Company's "10 day announcement" made prior to admission to AIM, dated 9 February 2006
10. Regulatory News Service announcement of BB Holdings Limited, dated 24 February 2006.
11. Annual Financial Statements, dated 28 July, 2006.
12. Press release of BB Holdings Limited relating to the Distribution and the shareholder circular of BBHL that was furnished to the Commission on Form 6-K on March 17, 2006.

BELIZE CITY, BELIZE

THE INTERNATIONAL BUSINESS COMPANIES ACT, 1990
(No. 9 of 1990)

Certificate of Incorporation

The undersigned, Registrar of International Business Companies, HEREBY C E R T I F I E S, pursuant to Sections 11 (6) of The International Business Companies Act, that in respect of incorporation upon change of name the requirements have been satisfied.

OneSource Services Inc. *No.* **46,251**
(Formerly: OneSource Inc.)

is incorporated in Belize City, Belize as an International Business Company this **18th** *day of* **January**, *two thousand* **six**

G I V E N under my hand and Seal in Belize City, Belize.



DEPUTY REGISTRAR OF INTERNATIONAL
BUSINESS COMPANIES



BELIZE CITY, BELIZE

THE INTERNATIONAL BUSINESS COMPANIES ACT, 1990
(No. 9 of 1990)

Certificate of Incorporation

The undersigned, Registrar of International Business Companies, HEREBY C E R T I F I E S, pursuant to Section 14(3) of The International Business Companies Act, that all the requirements of said Act in respect of incorporation have been complied with.

OneSource Inc. *No.* **46,251**

is incorporated in Belize City, Belize as an International Business Company this **30th** *day of* **August** *, two thousand* **five**

G I V E N under my hand and Seal in Belize City, Belize.



DEPUTY REGISTRAR OF INTERNATIONAL
BUSINESS COMPANIES

BELIZE

THE INTERNATIONAL BUSINESS COMPANIES ACT 1990

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

OF

OneSource Inc.

IBC NO. 46,251

INCORPORATED THE

30th DAY OF August, 2005

REGISTERED AGENT:

The Belize Bank Limited
60 Market Square
PO Box 364
Belize City
Belize
Central America

Telephone: 501- 227- 7132/3/4/5
Fax: 501- 227 -7018
Telex: 158 BZE BANK BZ

THE INTERNATIONAL BUSINESS
COMPANIES ACT 1990

INDEX

MEMORANDUM OF ASSOCIATION

CLAUSE

ARTICLES OF ASSOCIATION

ARTICLE

BELIZE

THE INTERNATIONAL BUSINESS COMPANIES ACT 1990

MEMORANDUM OF ASSOCIATION

OF

OneSource Inc.

1. NAME

The name of the Company is OneSource Inc.

2. REGISTERED OFFICE

The Registered Office of the Company is 60 Market Square, PO Box 364, Belize City or such other place within Belize as the Company may from time to time by a resolution of the members determine.

3. REGISTERED AGENT

The Registered Agent of the Company is The Belize Bank Limited of 60 Market Square, PO Box 364, Belize City or such other person qualified under the International Business Companies Act 1990 (including any Statutory modification or re-enactment thereof for the time being in force) (the "Act") as the Company may from time to time by a resolution of the members determine.

4. GENERAL OBJECTS AND POWERS

The objects of the Company are to engage in any act or activity that is not prohibited under any law for the time being in force in Belize including, but not limited to, the following:

4.1 to carry on the business of an investment company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, scrip, bonds, notes, obligations, investments and securities and warrants or options in respect of any shares, stocks, debentures, debenture stock, scrip, bonds, notes, obligations, investments or securities;

4.2 to acquire such shares, stocks, debentures, debenture stocks, scrip, bonds, notes, obligations, investments or securities or warrants or options therein by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit;

4.3 to exercise and enforce all rights and powers conferred by or incident to the ownership of any such shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultancy services for or in relation to any company in which the Company is interested upon such terms as may be thought fit;

4.4 to acquire and hold either in the name of the Company or in that of any nominee and whether as principal or broker or agent any currency in any form in any part of the world and any commodity and to enter into any contract of purchase, sale or option to purchase or sell in respect of any such currency or commodity;

4.5 to offer for public subscription any shares or stocks in the capital of or debentures or debenture stock or other securities of or otherwise to establish or promote or concur in establishing or promoting, any company, societe anonyme, association, undertaking or public or private body;

4.6 to carry on business as capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute any other business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of, or render profitable, any of the Company's property or rights;

4.7 to carry on the business of a property investment and holding company and for that purpose to purchase, take on lease, or in exchange, or otherwise acquire, hold, undertake or direct the management of work, develop the resources of, and turn to account any estates, lands, buildings, tenements, and other real property and property of every description, whether of freehold, leasehold, or other tenure, and wheresoever situate, and any interests therein, rights and powers conferred by, or incident to, the ownership of any such property;

4.8 to sell, lease, let, mortgage, or otherwise dispose of, grant rights over or otherwise provide any such property of the Company without seeking rental or consideration for such disposal or provision, or otherwise upon such terms as the Company shall determine;

4.9 to acquire and assume for any estate or interest and to take options over, construct, develop or exploit any property, real or personal or movable or immovable and rights of any kind and the whole or any part of the undertaking assets and liabilities of any person and to act and carry on business as a holding company;

4.10 to acquire, trade and deal with, or hold stocks, shares, bonds, debentures, scrip, investments and securities of all kinds issued in any country in any part of the world;

4.11 to raise and borrow money by the issue of shares, stock, debentures, bonds, obligations, deposit notes and otherwise howsoever and to underwrite any such issue and without limiting the generality of the foregoing to secure or discharge any debt or obligation of or binding on the Company in any manner and in particular by the issue of debentures (perpetual or otherwise) and to secure the repayment of any money borrowed raised or owing by mortgage, charge, or lien upon the whole or any part of the Company's property or assets (whether present or future);

4.12 to deposit the monies of the Company with any company or person and to advance and lend money upon such terms as may be arranged and with or without security and to guarantee the performance of any contract or obligation and the payment of money of or by any person or company, and generally to give guarantees and indemnities including guarantees and indemnities in respect of the liabilities of persons whether or not associated with the Company and whether or not the Company receives any consideration therefor and to secure any such guarantee or indemnity by the grant of charges, mortgages or liens on the whole or any part of the Company's property or assets present or future;

4.13 to apply for, purchase or by other means acquire and protect, prolong and renew any patents, patent rights, brevets d'invention, licences, trade marks, protections and concessions or other rights which may appear likely to be advantageous or useful to the Company;

4.14 to acquire and undertake, on any terms and subject to any conditions, the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on, or possessed of property suitable for the purposes of the Company;

4.15 to amalgamate with or enter into partnership or any joint purpose or profit-sharing arrangement with or to co-operate in any way with, or assist or subsidise any company, firm or person carrying on, or proposing to carry on, any business within the objects of the Company;

4.16 to purchase with a view to closing or reselling in whole or in part any business or properties which may seem or be deemed likely to injure by competition or otherwise any business or branch of business which the Company is authorised to carry on, and to close, abandon and give up any works or businesses at any time acquired by the Company;

4.17 to act as directors or managers or to appoint directors or managers of any subsidiary company or of any other company in which this Company is or may be interested;

4.18 to make, draw, accept, endorse, discount, negotiate, execute and issue and to buy, sell and deal in promissory notes, bills of exchange, cheques, bills of lading, shipping documents, dock and warehouse warrants and other instruments negotiable or transferable or otherwise;

4.19 to lend money with or without security and to subsidise, assist and guarantee the payment of money by or the performance of any contract, engagement or obligation by any persons or companies;

4.20 to constitute any trusts with a view to the issue of preferred or deferred or any other special stocks or securities based on or representing any shares, stocks, or other assets specifically appropriated for the purposes of any such trusts, and to settle and regulate and, if thought fit, to undertake and execute any such trusts and to issue, dispose of or hold any such preferred, deferred or other special stocks or securities;

4.21 to pay all preliminary expenses of the Company and any company promoted by the Company or any company in which this Company is or may contemplate being interested including in such preliminary expenses all or any part of the costs and expenses of owners of any business or property acquired by the Company;

4.22 to enter into any arrangements with any Government or authority, imperial, supreme, municipal, local or otherwise, or company that seems conducive to the Company's objects or any of them and to obtain from any such Government, authority, or company any charters, contracts, decrees, rights, grants, loans, privileges or concessions which the Company may think it desirable to obtain and to carry out, exercise and comply with others;

4.23 to vest any real or personal property, rights or interest, acquired by or belonging to the Company in any person or company on behalf or for the benefit of the Company, with or without any declared trust in favour of the Company;

4.24 to undertake and perform sub-contracts and to act through or by means of agents, brokers, sub-contractors or others;

4.25 to remunerate any person or company rendering services to the Company, whether by cash payment or by the allotment to him or them of shares, stocks, debentures, bonds or other securities of the Company credited as paid up in full or in part or otherwise;

4.26 to procure the Company to be registered or recognised in any part of the world outside Belize;

4.27 to distribute among the members of the Company in kind any property of the Company (whether by way of dividend or otherwise) and in particular any shares, stocks, debentures, bonds or other securities belonging to or at the disposal of the Company;

4.28 to do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others, and either by or through agents, sub-contractors, trustees or otherwise;

4.29 to accept payment for any property or rights sold or otherwise disposed of or dealt with by the Company either in cash, by installments or otherwise, or in fully or partly paid up shares of any company or corporation, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise or in debentures or mortgage debentures or debenture stock, mortgages or other securities of any company or corporation, or partly in one mode and partly in another and to hold, dispose of or otherwise deal with any shares, stock or securities so acquired;

4.30 to have the power exercisable solely by resolution of the directors to vest the corpus or the income of any trust in itself and to do all such things as may be conducive to the attainment of such objects; and

4.31 to make such gifts of the Company's property as all members of the Company in general meeting shall decide including, without limiting the generality thereof, the power to vest all or any part of the Company's property, revocable or irrevocable, in the name of trustees for the benefit of such person or persons including the Company on such terms as all the members of the Company in general meeting shall decide.

The Company shall have all such powers as are permitted by law for the time being in force in Belize which are necessary or conducive to the conduct, promotion or attainment of the objects of the Company.

5. EXCLUSIONS

The Company shall not carry on any business or engage in any activity contrary to Section 5 of the Act.

6. SHARE CAPITAL

6.1 Shares in the Company shall be issued in the currency of The United States of America.

6.2 The authorised capital of the Company is five million ($5,000,000) divided into fifty million (50,000,000) shares of ten cents ($0.10) par value.

6.3 The authorised share capital of the Company is made up of one class of share divided into fifty million (50,000,000) shares of ten cents ($0.10) par value with one (1) vote for each share.

6.4 The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorised to issue, including, but not limited to, the allocation of different rights as to voting, dividends, redemption or distribution on liquidation, shall be fixed by resolution of the directors of the Company unless such designations, powers, preferences, rights, qualifications, limitations and restrictions are fixed by this Memorandum of Association or the Articles of Association of the Company.

6.5 Registered or Bearer Shares:

6.5.1 the Company may issue all or part of its authorised shares either as registered shares or as shares issued to bearer and the directors of the Company shall be empowered to determine by resolution of the directors which of such authorised shares shall be issued as registered shares and which as shares issued to bearer unless such determination is fixed by this Memorandum of Association or the Articles of Association of the Company;

6.5.2 shares issued as registered shares may be exchanged for shares issued to bearer; shares issued to bearer may be exchanged for registered shares;

6.5.3 notice to the holders of shares issued to bearer shall be sent by prepaid registered post addressed to the addressee to which the original bearer share certificates were despatched and/or in the manner set out in the Articles of Association of the Company and compliance with the foregoing shall constitute proper service of any notice upon the bearer of such shares.

6.6 Registered shares in the Company may be transferred, subject to compliance with the requirements of the Act and of this Memorandum of Association and the Articles of Association of the Company.

7. **AMENDMENTS**

The Company may amend this Memorandum of Association by a resolution of its members.

For the purpose of incorporating an International Business Company under the laws of Belize the person whose name and address appears below as the Subscriber hereby subscribes its name to this Memorandum of Association in the presence of the undersigned witness:

SIGNATURE OF WITNESS



Name: Anju Gidwani

Address: P.O. Box 364

60 Market Square

Belize City, Belize

Date: August 30, 2005

SIGNATURE OF SUBSCRIBER



Name: Belize Incorporation Services Ltd.

Address: Craigmuir Chambers

Road Town, Tortola

British Virgin Islands

Date: August 30, 2005

BELIZE

THE INTERNATIONAL BUSINESS COMPANIES ACT 1990

ARTICLES OF ASSOCIATION OF

OneSource Inc.

1. PRELIMINARY

In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof:

Words	Meanings
the Memorandum	the Memorandum of Association of the Company as originally framed or as from time to time amended;
the Act	the International Business Companies Act, 1990 including any statutory modification or re-enactment thereof for the time being in force;
the Seal	the Common Seal of the Company, any Overseas Seal or any Securities Seal authorised in accordance with Article 12;
Articles	these Articles of Association as originally framed or as from time to time amended.

"Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of representing or reproducing words in a visible form, including telex, telegram, cable or other form of writing produced by electronic communication.

Save as aforesaid, words or expressions contained in these Articles shall bear the same meanings as in the Act but excluding any statutory modification thereof not in force when these Articles become binding on the Company.

Words importing the singular number shall include the plural number and vice versa; words importing the masculine gender shall include the feminine and neuter genders respectively; words importing persons shall include bodies corporate and unincorporated associations of persons.

A reference to money in these Articles is a reference to the currency of the United States of America unless otherwise stated.

2. OFFICES

The Company shall at all times have a registered office in Belize. The Company may have an office or offices at such other place or places within or outside Belize as the directors may from time to time by resolution of the directors appoint or the business of the Company may require.

3. REGISTERED SHARES

SECTION 1

The Company shall issue to every member holding registered shares in the Company a certificate signed by a director or officer of the Company and under the Seal specifying the share or shares held by him.

SECTION 2

Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of the wrongful or fraudulent use made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the directors.

SECTION 3

If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

4. BEARER SHARES

SECTION 1

Subject to a request for the issue of bearer shares and to the payment of the appropriate consideration for the shares to be issued, the Company may, to the extent authorised by the Memorandum, issue bearer shares to, and at the expense of, such person as shall be specified in the request. The Company may also, upon receiving a request in writing accompanied by the share certificate for the shares in question, exchange registered shares for bearer shares or may exchange bearer shares for registered shares. Such request served on the Company by the holder of bearer shares shall specify the name and address of the person to be registered and unless the request is delivered in person by the bearer shall be authenticated as hereinafter provided. Such request served on the Company by the holder of bearer shares shall also be accompanied by any coupons or talons which at the date of such delivery have not become due for payment of dividends or any other distribution by the Company to the holders of such shares. Following such exchange the share certificate relating to the exchanged shares shall be delivered as directed by the member requesting the exchange.

SECTION 2

Bearer share certificates shall be under the Seal and shall state that the bearer is entitled to the shares therein specified, and may provide by coupons, talons, or otherwise for the payment of dividends or other monies on the shares included therein.

SECTION 3

Subject to the provisions of the Act, the Memorandum and of these Articles the bearer of a bearer share certificate shall be deemed to be a member of the Company and shall be entitled to the same rights and privileges as he would have had if his name had been included in the share register of the Company as the holder of the shares.

SECTION 4

Subject to any specific provisions in these Articles, in order to exercise his rights as a member of the Company, the bearer of a bearer share certificate shall produce the bearer share certificate as evidence of his membership of the Company. Without prejudice to the generality of the foregoing, the following rights may be exercised in the following manner:

(a) for the purpose of exercising his voting rights at a meeting, the bearer of a bearer share certificate shall produce such certificate to the chairman of the meeting;

(b) for the purpose of exercising his vote on a resolution in writing, the bearer of a bearer share certificate shall cause his signature to any such resolution to be authenticated as hereinafter provided;

(c) for the purpose of requisitioning a meeting of members, the bearer of a bearer share certificate shall address his requisition to the directors and his signature thereon shall be duly authenticated as hereinafter provided; and

(d) for the purpose of receiving dividends, the bearer of a bearer share certificate shall present at such places as may be designated by the directors any coupons or talons issued for such purpose, or shall present the bearer share certificate to any paying agent authorised to pay dividends.

SECTION 5

The signature of a bearer of a bearer share certificate shall be deemed to be duly authenticated if the bearer of the bearer share certificate shall produce such certificate to a notary public or a bank manager or a director or officer of the Company (herein referred to as an "authorised person") and if the authorised person shall endorse the document bearing such signature with a statement:

(a) identifying the bearer share certificate produced to him by number and date and specifying the number of shares and the class of shares (if appropriate) comprised therein;

(b) confirming that the signature of the bearer of the bearer share certificate was subscribed in his presence and that if the bearer is representing a body corporate he has so acknowledged and has produced satisfactory evidence thereof; and

(c) specifying the capacity in which he is qualified as an authorised person and, if a notary public, affixing his seal thereto or, if a bank manager, attaching an identifying stamp of the bank of which he is a manager.

SECTION 6

Notwithstanding any other provisions of these Articles, at any time, the bearer of a bearer share certificate may deliver the certificate for such shares into the custody of the Company at its registered office, whereupon the Company shall issue a receipt therefor under the Seal signed by a director or officer identifying by name and address the person delivering such certificate and specifying the date and number of the bearer share certificate so deposited and the number of shares comprised therein. Any such receipt may be used by the person named therein for the purpose of exercising the rights vested in the shares represented by the bearer share certificate so deposited including the right to appoint a proxy. Any bearer share certificate so deposited shall be returned to the person named in the receipt or his personal representative (if such person be dead) and thereupon the receipt issued therefor shall be of no further effect whatsoever and shall be returned to the Company for cancellation or, if it has been lost or mislaid, such indemnity as may be required by resolution of the directors shall be given to the Company.

SECTION 7

The bearer of a bearer share certificate shall for all purposes be deemed to be the owner of the shares comprised in such certificate and in no circumstances shall the Company or the chairman of any meeting of members or the Company's registrars or any director or officer of the Company or any authorised person be obliged to enquire into the circumstances whereby a bearer share certificate came into the hands of the bearer thereof, or to question the validity or authenticity of any action taken by the bearer of a bearer share certificate whose signature has been authenticated as provided in Section 5 above.

SECTION 8

If the bearer of a bearer share certificate shall be a company, then all the rights exercisable by virtue of such shareholding may be exercised by an individual duly authorised to represent the company but unless such individual shall acknowledge that he is representing a company and shall produce upon request satisfactory evidence that he is duly authorised to represent the company, the individual shall for all purposes hereof be regarded as the holder of the shares in any bearer share certificate held by him.

SECTION 9

The directors may provide for payment of dividends to the holders of bearer shares by coupons or talons and in such event the coupons or talons shall be in such form and payable at such time and in such place or places as the directors shall resolve. The Company shall be entitled to recognise the absolute right of the bearer of any coupon or talon issued as aforesaid to payment of the dividend to which it relates and delivery of the coupon or talon to the Company or its agents shall constitute in all respects a good and final discharge of the Company in respect of such dividend.

SECTION 10

If any bearer share certificate, coupon or talon be worn out or defaced, the directors may, upon the surrender thereof for cancellation, issue a new one in its stead, and if any bearer share certificate, coupon or talon be lost or destroyed, the directors may upon the loss or destruction being established to their satisfaction, and upon such indemnity being given to the Company as it shall by resolution of the directors determine, issue a new bearer share certificate in its stead, and in either case on payment of such sum as the Company may from time to time by resolution of the directors require. In case of loss or destruction the person to whom such new bearer share certificate, coupon or talon is issued shall also bear and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such loss or destruction and to such indemnity.

5. SHARES - ISSUE, TRANSFER AND TRANSMISSION

SECTION 1

Subject to the provisions of the Act, the Memorandum, these Articles and any resolution of the members of the Company any unissued shares of the Company shall be at the disposal of the directors who may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the directors may determine.

SECTION 2

The Company shall issue certificates in respect of its shares, whether registered shares or bearer shares. No notice of a trust, whether expressed, implied or constructive, shall be entered in the share register of the Company.

SECTION 3

The directors may refuse to register any transfer of shares in favour of more than four persons jointly.

SECTION 4

The registration of transfers of shares may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of the directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

SECTION 5

The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his shares but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the Act and in Section 6 below.

SECTION 6

Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

SECTION 7

The directors may make such rules and regulations as are in accordance with the Act, the Memorandum and these Articles and as they may deem expedient concerning the issuance and transfer of certificates representing shares of the Company and may appoint transfer agents or registrars, or both, and may require all share certificates to bear the signature of either or both of the foregoing. Nothing herein shall be construed to prohibit the Company from acting as its own transfer agent at any of its offices.

6. MEETINGS OF MEMBERS

SECTION 1

The Company may hold once in every calendar year an annual meeting at such time and place as may be designated in the notice of meeting.

SECTION 2

All meetings of members other than annual meetings shall be called special meetings. The directors may call special meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to call a special meeting for a date not later than eight weeks after receipt of the requisition.

SECTION 3

Meetings of the members shall be held at such place either within or without Belize as may be fixed from time to time by the directors or if no such place has been fixed, such place as shall be stated in the notice of any such meeting.

SECTION 4

Written notice of the time, place and, as far as practicable, purposes of each meeting of the members shall be given by any director or by the Secretary and shall be served in the manner required by Article 15 Section 1 to each member entitled to vote at such meeting.

SECTION 5

Each meeting of the members shall be presided over by the Chairman of the board of directors (if any) or, in his absence, by such person as may be designated from time to time by the board of directors or, in the absence of such person or if there shall be no such designation, by a chairman to be chosen at the meeting. The Secretary shall act as secretary of each meeting of the members or, if he shall not be present, such person as may be designated by the board of directors shall act as such secretary or, in the absence of such person or if there shall be no such designation, a secretary shall be chosen at the meeting.

SECTION 6

Without prejudice to Section 17 below, at all meetings of the members two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by the Act, by the Memorandum or by these Articles.

SECTION 7

No business shall be transacted at any meeting of the members unless a quorum is present. If such quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned from time to time until a quorum shall attend or to such time and place as the directors may determine.

SECTION 8

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more notice shall be given of the adjourned meeting in accordance with Section 4 above. Otherwise it shall not be necessary to give such notice.

SECTION 9

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any meeting of the members and at any separate meeting of the holders of any class of shares in the Company.

SECTION 10

A resolution put to the vote of the meeting of the members shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act or the Memorandum, a poll may be demanded -

(1) by the chairman of the meeting; or

(2) by at least two members having the right to vote at the meeting; or

(3) by a member or members representing not less than 10 per cent. of the total voting rights of all the members having the right to vote at the meeting;

and a demand by a person as proxy for a member shall be the same as a demand by the member.

SECTION 11

Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

SECTION 12

The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

SECTION 13

A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

SECTION 14

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

SECTION 15

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

SECTION 16

No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven days' notice shall be given specifying the time and place at which the poll is to be taken.

SECTION 17

If the Company shall have only one member then, provided that such member represents, in person or by proxy, a majority of the shares of the Company issued and outstanding, that member shall have full power to represent and act on behalf of the members of the Company and the provisions herein contained for meetings of the members shall not apply. A member as aforesaid shall record in writing by signing a note or memorandum all matters requiring a resolution of members of the Company and such act shall be deemed a resolution that has been carried unanimously by the members of the Company having the right to vote upon the matter in question. Such a note or memorandum shall be in lieu of minutes of a meeting and shall constitute sufficient evidence of such resolution for all purposes.

7. VOTING AND PROXIES

SECTION 1

At each meeting of the members, if there shall be a quorum, a majority of the votes cast at such meeting by the holders of shares entitled to vote thereon, and present in person or by proxy, shall decide all matters brought before such meeting, except as otherwise provided by the Act, by the Memorandum or by these Articles.

SECTION 2

Subject to any rights or restrictions attached to any class of shares and to any provisions of the Act regarding joint ownership of shares, at any meeting of the Company each member present in person shall be entitled to one vote on any question to be decided on a show of hands and each member present in person or by proxy shall be entitled on a poll to one vote for each share held by him. A member shall be deemed to be present if he participates by telephone or other electronic means in the manner required by the Act in which event he shall be deemed to have raised or failed to raise his hand on a show of hands and to have voted either for, against or abstained on a poll as communicated by the participant by telephone or other electronic means, as appropriate, at the time of the vote in question. Any failure so to communicate by the participant shall be deemed to be a failure to raise his hand on a show of hands and an abstention on a poll on the vote in question.

SECTION 3

No objection shall be raised to the qualification of any vote except at the meeting at which the vote objected to is tendered. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

SECTION 4

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney, or, if such appointer is a company, either under the hand of any duly appointed director or officer of such company or under its common seal. The instrument appointing a proxy shall be in any usual or common form or any other form which the directors shall from time to time approve or accept. No person shall be appointed a proxy who is not a member.

SECTION 5

The provisions of Section 4 above are in addition to and not in derogation of any other statutory or other provision enabling a company (wherever incorporated) which is a member of this Company to authorise a person to act as its representative at a meeting of the members of the Company.

SECTION 6

An instrument either appointing a proxy or evidencing an authorisation made in the manner referred to in Section 4 above shall be left with the Secretary not less than 24 hours, or such shorter time as may be stated in the form of proxy circulated with the notice of the meeting, before the holding of the meeting or adjourned meeting, as the case may be, at which the person named in such instrument proposes to vote.

8. DIRECTORS

SECTION 1

The first directors of the Company shall be elected by the subscribers to the Memorandum; and thereafter, new directors shall be elected by the members or by the existing directors for such term as the members or the directors, respectively, shall determine.

SECTION 2

The minimum number of directors shall be one and the maximum number shall be ten.

SECTION 3

Each director shall hold office for the term, if any, fixed by the resolution of the members or directors, as appropriate, or until his earlier death, resignation or removal.

SECTION 4

Any director may be removed from office, with or without cause, by a resolution of the members or a resolution of the directors.

9. POWERS OF DIRECTORS

SECTION 1

The business and affairs of the Company shall be managed by a board of directors which shall consist of one or more persons who may be individuals or companies. The directors may pay all expenses incurred preliminary to and in connection with the formation, incorporation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or by these Articles required to be exercised by the members or any other person, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with the Act, the Memorandum or these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

SECTION 2

Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the board of directors or with respect to written consents of the directors.

SECTION 3

The continuing directors may act notwithstanding any vacancy in their body.

SECTION 4

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of the directors.

10. PROCEEDINGS OF DIRECTORS

SECTION 1

The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside Belize as the directors may determine to be necessary or desirable.

SECTION 2

A director shall be given not less than 1 day's notice of meetings of directors, but a meeting of directors held without 1 day's notice having been given to all directors shall be valid if a majority of the directors entitled to vote at the meeting waive notice of the meeting; and for this purpose, the presence of a director at the meeting shall be deemed to constitute a waiver on his part.

SECTION 3

Without prejudice to Section 4 below, a meeting of directors is properly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one half of the total number of directors, unless there are only two directors in which case the quorum shall be two.

SECTION 4

If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute a resolution of the directors and shall constitute sufficient evidence of such resolution for all purposes.

SECTION 5

At every meeting of the board of directors the Chairman of the board of directors shall preside as chairman of the meeting. If there is no Chairman of the board of directors or if the Chairman of the board of directors is not present at the meeting the vice-chairman of the board of directors shall preside. If there is no vice-chairman of the board of directors or if the vice-chairman of the board of directors is not present at the meeting the directors present shall choose someone of their number to be chairman of the meeting.

SECTION 6

The meetings and proceedings of any committee of directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

11. OFFICERS

SECTION 1

The Company may by resolution of the directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the board of directors, a vice-chairman of the board of directors, President and one or more vice-presidents, Secretary and Treasurer and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

SECTION 2

The emoluments of all the officers shall be fixed by resolution of the directors. Subject to the Act, the Memorandum and these Articles, the officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of the directors or resolution of the members, but in the absence of any specific allocation of duties it shall be the responsibility of the Chairman of the board of directors to preside at meetings of directors and members, the vice-chairman to act in the absence of the Chairman, the President to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority but otherwise to perform such duties as may be delegated to them by the President, the Secretary to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.

SECTION 3

The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of the directors. Any vacancy occurring in any office of the Company may be filled by resolution of the directors.

12. SEAL

SECTION 1

The directors shall provide for the safe custody of the Seal. The Seal when affixed to any written instrument shall be witnessed by a director or any other person so authorised from time to time by resolution of the directors. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

SECTION 2

The Company may have for use in any territory, district or place elsewhere than in Belize an official seal (the "Overseas Seal"), which seal shall be a facsimile of its common seal. A deed or other document to which the Overseas Seal is duly affixed shall bind the Company as if it had been sealed with the common seal of the Company.

SECTION 3

The Company may have for use for sealing securities issued by the Company and for sealing documents creating or evidencing securities so issued an official seal (the "Securities Seal") which is a facsimile of the common seal of the Company with the addition on its face of the word "Securities". Each certificate to which the Securities Seal shall be affixed need not bear any signature.

13. <u>DIVIDENDS</u>

SECTION 1

The Company may by a resolution of the directors declare and pay dividends in money, shares, or other property but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorising the dividends, a fair and proper value for the assets to be so distributed.

SECTION 2

The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

SECTION 3

The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

SECTION 4

Notice of any dividend that may have been declared shall be given to each member in the manner mentioned in Article 15 Section 1 and all dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for the benefit of the Company.

SECTION 5

No dividend shall bear interest as against the Company.

14. AUDIT

SECTION 1

The Company may by resolution of the members call for any accounts of the Company to be examined by auditors.

SECTION 2

The first auditors shall be appointed by resolution of the directors; subsequent auditors shall be appointed by a resolution of the members.

SECTION 3

The auditors may be members of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

SECTION 4

The remuneration of the auditors of the Company:

(a) in the case of auditors appointed by the directors, may be fixed by resolution of the directors;

(b) subject to the foregoing, shall be fixed by resolution of the members or in such manner as the Company may by resolution of the members determine.

SECTION 5

Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

SECTION 6

The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss accounts and balance sheet are to be presented.

15. NOTICES

SECTION 1

Any notice, information or written statement to be given by the Company to members must be served, in the case of members holding registered shares, personally or sent by mail or by telegraph, cable, telex, facsimile transmission or similar communications equipment. If served other than in person, such notice shall be directed to each member at his address as it appears on the share register of the Company unless he shall have filed with the Secretary prior to such service a written request that notices intended for him

be served at some other address, in which case it shall be directed to the address designated in such request. In the case of members holding shares issued to bearer, any such notice, information or written statement must be served in the manner required by the Memorandum and/or by publication in a newspaper in Belize, in such other newspapers (if any) as the directors consider to be appropriate and in a newspaper in the place where the Company has its principal office, if different.

SECTION 2

Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

SECTION 3

Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was mailed in such time as to admit to its being delivered in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage prepaid.

16. AMENDMENTS

These Articles may only be altered, repealed or replaced by resolution of the members of the Company.

For the purpose of incorporating an International Business Company under the laws of Belize the person whose name and address is set out below as the Subscriber hereby subscribes its name to these Articles of Association in the presence of the undersigned witness:

SIGNATURE OF WITNESS



Name: Anju Gidwani

Address: P. O. Box 364

60 Market Square

Belize City, Belize

Date: August 30, 2005

SIGNATURE OF SUBSCRIBER



Name: Belize Incorporation Services Ltd.

Address: Craigmuir Chambers

Road Town, Tortola

British Virgin Islands

Date: August 30, 2005

AS AMENDED ON FEBRUARY 6, 2006

BELIZE

THE INTERNATIONAL BUSINESS

COMPANIES ACT 1990 (AS AMENDED)

ARTICLES OF ASSOCIATION

OF

ONESOURCE SERVICES INC.

IBC NO. 46,251
INCORPORATED THE
30th DAY OF August, 2005

Registered Agent:
The Belize Bank Limited
60 Market Square
PO Box 364
Belize City
Belize

THE INTERNATIONAL BUSINESS
COMPANIES ACT 1990 (AS AMENDED)

INDEX

ARTICLES OF ASSOCIATION

ARTICLES OF ASSOCIATION

OF

ONESOURCE SERVICES INC.

INTERPRETATION

1. In these Articles, unless the context otherwise requires:

(i) "Board" means the Board of Directors for the time being of the Company and "Resolution of Directors" means the same as such term is defined for the purposes of the Companies Acts;

(ii) "Articles" means these Articles in their present form or as from time to time amended;

(iii) "clear days" means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

(iv) "Ordinary Shares" means the ordinary shares of 10 cents each in the capital of the Company;

(v) "Companies Acts" means every statute, regulation and order of the Company's country of incorporation from time to time in force concerning companies insofar as the same applies to the Company;

(vi) "Company" means OneSource Services Inc., the subject of these Articles;

(vii) "Director" means a director for the time being of the Company;

(viii) "Officer" means a Director, Secretary, or other officer of the Company appointed pursuant to Article 103, but does not include any person holding the office of auditor in relation to the Company;

(ix) "paid up" means paid up or credited as paid up;

(x) "person entitled by transmission" means a person whose entitlement to a share in consequence of the death or bankruptcy of a Shareholder or of any other event giving rise to its transmission by operation of law has been noted in the Register;

(xi) "Register" means the Register of Shareholders of the Company and includes any branch register;

(xii) "Registered Office" means the registered office for the time being of the Company;

(xiii) "Resolution" means the same as a "resolution of members" as defined for the purposes of the Companies Acts;

(xiv) "Seal" means the common seal of the Company and includes any duplicate seal;

(xv) "Secretary" means the Secretary of the Company or, if there are joint Secretaries, any of the joint Secretaries and includes a deputy or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

(xvi) "Shareholder" means a member of the Company;

(xvii) "share" means any share in the capital of the Company;

(xviii) "subsidiary" has the same meaning as in the Companies Acts except that references therein to a company shall include any body corporate or other legal entity, wherever incorporated or established; and

(xix) "US dollars" or "US$" means United States dollars.

2. For the purposes of these Articles, unless the context otherwise requires:

(i) a corporation shall be deemed to be present in person at a meeting if its representative, duly authorised pursuant to these Articles, is present;

(ii) words importing only the singular number include the plural number and vice versa;

(iii) words importing only one gender include the other genders;

(iv) references to a company include any body corporate or other legal entity, wherever incorporated or established;

(v) references to a person include any company, partnership or other body of persons, whether corporate or not, any trust and any government, governmental body or agency or public authority, wherever incorporated or established;

(vi) references to writing include typewriting, printing, lithography, photography and other modes of representing or reproducing words in a legible and non-transitory form;

(vii) references to a dividend include a distribution out of surplus or any other distributable reserve;

(viii) any words or expressions defined in the Companies Acts, if not otherwise defined in or given a particular meaning by these Articles, have the same meaning in these Articles;

(ix) any reference to any statute or statutory provision (of any country or state) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force; and

(x) references to shares carrying the general right to vote at general meetings of the Company are to those shares (of any class or series) carrying the right to vote, other than shares which entitle the holders to vote only in limited circumstances or upon the occurrence of a specified event or condition (whether or not those circumstances have arisen or that event or condition has occurred).

REGISTERED OFFICE

3. The Registered Office shall be at such place in the country of incorporation of the Company as the Board from time to time decides.

SHARE RIGHTS

4. (a) Subject to the Companies Acts and to the rights conferred on the holders of any other class of shares, any share in the Company may be issued with such preferential, deferred, qualified or special rights, privileges or conditions as the Company may by Resolution decide or, if no such Resolution is in effect or insofar as the Resolution does not make specific provision, as the Board may from time to time determine.

(b) Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares which (i) are liable to be redeemed on the happening of a specified event or events or on a given date or dates and/or (ii) are liable to be redeemed at the option of the Company and/or the holder. The terms and manner of redemption of any Preference Shares shall be as the Board may determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be either (i) as the Company may by Resolution determine or (ii) as the Board may determine before the allotment of such shares. Any such Resolution or Resolution of Directors for the time being in force shall be attached as an appendix to (but shall not form part of) these Articles.

VARIATION OF RIGHTS

5. Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being in issue may, unless otherwise expressly provided in the rights attaching to or by the terms of issue of the shares of that class from time to time (whether or not the Company is being wound up), be altered or abrogated with the sanction of a Resolution.

6. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered or abrogated by (i) the creation or issue of further shares ranking *pari passu* with them, (ii) the creation or issue for full value (as determined by the Board) of further shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them, (iii) the purchase or redemption by the Company or any of its own shares, or (iv) by the conversion of shares with par value into shares without par value or vice versa.

SHARES

7. (a) Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options or other rights over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and generally on such terms and conditions as the Board may from time to time determine.

(b) Shares may be issued in fractional denominations and in such event the Company shall deal with such fractions to the same extent as its whole shares, so that a share in a fractional denomination shall have, in proportion to the fraction of a whole share which it represents, all the rights of a whole share, including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding up.

8. The Board may, in connection with the issue of any shares, exercise all powers of paying commission and brokerage conferred or permitted by law.

9. Subject to the Companies Acts and to any confirmation or consent required by law or these Articles, the Board may exercise the power of the Company to purchase its own shares, whether in the market, by tender or by private treaty, at such prices and otherwise on such terms and conditions as the Board may from time to time determine.

10. Except only as otherwise provided in these Articles, as ordered by a court of competent jurisdiction or as otherwise required by law, the Company shall be entitled to treat the registered holder of any share or any fractional part of a share as the absolute owner of it and accordingly no person shall be recognised by the Company as holding any share or any fractional part of a share upon trust, and the Company shall not be bound by or required in any way to recognise (even when having notice of it) any interest or other right in any share or in any fractional part of a share except an absolute right to the entirety of the share or to the fractional part of a share in the name of the registered holder of it.

INCREASE OF CAPITAL

11. The capital of the Company may from time to time be increased by such sum as the Company by Resolution or the Board by Resolution of Directors shall decide.

12. The Company or the Board may direct that the new shares or any of them shall be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

13. The new shares shall be subject to all the provisions of these Articles with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

14. (a) The Company by Resolution or the Board by Resolution of Directors may from time to time:

(i) divide the Company's shares into several classes and attach to them respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(ii) combine all or any of its share capital, including issued shares, into a smaller number of shares of the same class or series;

(iii) divide all or any of its share capital, including issued shares, into a larger number of shares of the same class or series;

(iv) increase or reduce the par value of any of its shares, alter the currency in which any of its shares is denominated, convert any shares with par value into shares without par value or convert any shares without par value into shares with par value;

(v) cancel shares which, at the date of the passing of relevant resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(vi) change the currency denomination of its share capital.

(b) Where any difficulty arises in regard to any combination or division under this Article, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the Shareholders who would have been entitled to the fractions, except that any proceeds in respect of any holding which are less than a sum fixed by the Board may be retained for the benefit of the Company. For the purpose of any such sale the Board may authorise some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

15. Subject to the Companies Acts and to any confirmation or consent required by law or these Articles, the Company by Resolution or the Board by Resolution of Directors may from time to time convert any preference shares into redeemable preference shares.

REDUCTION OF CAPITAL

16. Subject to the Companies Acts and to any confirmation or consent required by law or these Articles, the Company by Resolution or the Board by Resolution of Directors may from time to time authorise the reduction in any manner of its issued share capital or any share premium account.

17. In relation to any such reduction, the Company by Resolution or the Board by Resolution of Directors may determine the terms upon which the reduction is to be effected, including, in the case of a reduction of part only of a class of shares, those shares to be affected.

CERTIFICATES

18. (a) Shares shall be issued in registered form. Unless otherwise provided by the terms of issue of any particular shares, each Shareholder shall, upon becoming the holder of any share, be entitled to a share certificate for all the shares of each class held by him (and, on transferring a part of his holding, to a certificate for the balance), but the Board may decide not to issue certificates for any shares held by, or by the nominee of, any securities exchange or operator of any clearance or settlement system except at the request of any such person. In the case of a share held jointly by several persons, delivery of a certificate in their joint names to one of several joint holders shall be sufficient delivery to all.

(b) Share certificates shall be in such form as the Board may from time to time prescribe, subject to the requirements of the Companies Acts. No fee shall be charged by the Company for issuing a share certificate.

19. If a share certificate is worn-out or defaced, or alleged to have been lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of wearing-out or defacement, on delivery of the certificate to the Company.

20. (a) All certificates for shares (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms of issue of any shares otherwise provide, be issued under the Seal or a facsimile of it. Each certificate shall be signed by such person or persons

(whether or not Officers) as the Board may from time to time decide, but the Board may determine that certificates for shares or for particular shares need not be signed by any person.

(b) The Board may also determine, either generally or in any particular case, that any signatures on certificates for shares need not be autographic but may be affixed to such certificates by some mechanical means or may be facsimiles printed on such certificates. If any Officer who has signed, or whose facsimile signature has been used on, any such certificate ceases for any reason to hold his office, such certificate may nevertheless be issued as though that Officer had not ceased to hold such office.

21. Nothing in these Articles shall preclude (i) title to a share being evidenced or transferred otherwise than in writing to the extent permitted by the Companies Acts and as may be determined by the Board from time to time or (ii) the Board from recognising the renunciation of the allotment of any share by the allottee in favour of some other person on such terms and subject to such conditions as the Board may from time to time decide.

LIEN

22. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently due or not, called or payable in respect of such share. The Company's lien on a share shall extend to all dividends payable on it. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien on that share.

23. (a) The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently due.

(b) The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is due, and any residue shall (subject to a like lien for debts or liabilities not presently due as existed upon the share prior to the sale) belong to the Company. For giving effect to any such sale the Board may authorise some person to transfer the share to the purchaser. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

24. (a) The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares, if any, or by way of premium) and not by the terms of issue of the shares made payable at a date fixed by or in accordance with their terms of issue and each Shareholder shall (subject to the Company serving on him at least 14 clear days' notice in writing specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

(b) A call may be made payable by instalments and shall be deemed to be made at the time when the resolution of the Board authorising the call is passed.

(c) A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

25. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

26. If a sum called in respect of a share is not paid before or on the day appointed for its payment, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment to the time of actual payment at such rate not exceeding 15 per cent. per annum as the Board may determine, but the Board may waive payment of such interest, wholly or in part.

27. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal value of the share, if any, or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

28. The Board may, on the issue of any shares, differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

29. The Board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the Board and the Shareholder paying the sum in advance.

FORFEITURE OF SHARES

30. If a Shareholder fails to pay any call or instalment of a call on the day appointed for its payment, the Board may at any time while any part of such call or instalment remains unpaid serve on him a notice in writing requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. The notice shall state a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or instalment is payable will be liable to be forfeited.

31. The Board may accept the surrender of any share liable to be forfeited, and, in any such case, references in these Articles to forfeiture include surrender.

32. If the requirements of any notice given under Article 30 are not complied with, any share in respect of which the notice was given may, at any time before payment of all calls or instalments and interest due in respect of it is made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not actually paid before the forfeiture.

33. When any share has been forfeited, notice of the forfeiture shall be served on the person who was before forfeiture the holder of the share or the person entitled by transmission to it, but no forfeiture shall be invalidated by any omission to give such notice.

34. A forfeited share shall become the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder of, or entitled to, the share or to any other person, on such terms and in such manner as the Board thinks fit. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

35. A person whose shares have been forfeited shall cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with interest at such rate not exceeding 15 per cent. per annum as the Board may determine from the date of forfeiture until payment and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

36. An affidavit in writing to the effect that the deponent is a Director or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on its sale, re-allotment or disposition, and the Board may authorise some person to transfer the share to the person to whom it is sold, re-allotted or disposed of. That person shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

37. (a) The Register shall be kept in, the manner prescribed by the Companies Acts at the Registered Office or at such other location in the country of incorporation of the Company as may be authorised by the Board from time to time. The Company may also keep one or more branch registers at such place or places outside the country of incorporation of the Company to the extent and in the manner permitted by the Companies Acts and the Board may transfer any share on the Register to a branch register, or any share on a branch register to the Register or another branch register.

(b) The Register may be closed at such times and for such periods as the Board may from time to time decide, subject to the Companies Acts.

(c) Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share, and if any such entry exists, or is permitted by the Board it shall not be deemed to abrogate any provisions of Article 10.

REGISTER OF DIRECTORS AND OFFICERS

38. The Secretary shall maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner, if any, prescribed by the Companies Acts.

TRANSFER OF SHARES

39. Subject to the Companies Acts and to such of the restrictions contained in these Articles as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may from time to time approve. The instrument of transfer may be endorsed on the share certificate.

40. (a) The instrument of transfer of a share shall be signed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer may be retained by the Company.

(b) The Board may, in its absolute discretion and without assigning any reason for its decision, decline to register any transfer of any share which is not a fully-paid share but, in the case of a class of shares which is listed on any stock exchange, not so as to prevent dealings in those shares from taking place on an open and proper basis. The Board may also decline to register any transfer if:

(i) the instrument of transfer is not duly stamped, if required, and lodged at the Registered Office or any other place as the Board may from time to time specify for the purpose, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; or

(ii) the instrument of transfer is in respect of more than one class of share; or

(iii) the instrument of transfer is in favour of more than four persons jointly.

(c) Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Article and Articles 39 and 41.

41. If the Board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice in writing of such refusal.

42. No fee shall be charged by the Company for registering any transfer or for making any entry in the Register concerning any other document relating to or affecting the title to any share.

TRANSMISSION OF SHARES

43. In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, or the estate representative, where he was sole holder, shall be the only person or persons recognised by the Company as having any title to his shares; but nothing in these Articles shall release the estate of a deceased Shareholder from any liability in respect of any share held by him either solely or jointly with other persons. In this Article, "estate representative" means the person to whom probate or letters of administration or confirmation as executor has or have been granted under the laws of any country in the Commonwealth or any part of the United States of America or, failing such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Article.

44. (a) In the case of a person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law, the Board may require the production to the Company of such evidence of his entitlement as may be prescribed by the Companies Acts or, to the extent that no such evidence is prescribed, as may from time to time be required by the Board. Upon production of such evidence the name and address of the person so entitled shall be noted in the Register.

(b) Subject to paragraph (b) of Article 45, any person entitled by transmission to a share shall be entitled to receive (and may give a discharge for) any dividends or other moneys payable in respect of the share, to attend and vote in respect of the share at general meetings of the Company and of the relevant class of Shareholders and generally to exercise in respect of the share all of the rights or privileges of a Shareholder as if he were registered as the holder of the share.

45. (a) Any person entitled by transmission to a share may elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the transferee of the share. If he elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the provisions of these Articles relating to the right to transfer and the registration of transfer of shares shall apply to any such notice or instrument of transfer as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.

(b) The Board may at any time give notice in writing requiring a person entitled by transmission to a share to elect either to be registered himself or to transfer the share and if the notice is not complied with within 60 days the Board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

46. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Articles 43, 44 and 45.

GENERAL MEETINGS

47. (a) The Board may, whenever it thinks fit, and shall, on the requisition in writing of Shareholders holding such number of shares as is prescribed by, and made in accordance with, the Companies Acts, convene a general meeting. All general meetings shall be called general meetings. Within 21 days from the date of delivery of any such requisition by Shareholders, the Board shall proceed duly to convene a general meeting for a date which is not more than six months after the date of delivery of the requisition.

(b) Each general meeting shall be held at such time and place as the Board decides.

NOTICE OF GENERAL MEETINGS

48. Any general meeting of the Company (other than an adjourned meeting) shall be called by at least five clear days' notice. The notice of a general meeting shall specify the place, day and time of the meeting (including any satellite meeting place arranged for the purposes of paragraph (b) of Article 52). Notice of every general meeting shall be given in any manner permitted by these Articles to all Shareholders (other than those who, under the provisions of these Articles or the terms of issue of the shares which they hold, are not entitled to receive such notice from the Company) and to each Director.

49. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. The Chairman shall preside as chairman at every general meeting of the Company or of any class of Shareholders. If there is no such Chairman, or if at any meeting the Chairman is not present within 15 minutes after the time appointed for holding the meeting, or if the Chairman is not willing to act as chairman, the Directors present shall appoint one of those Directors who is willing to act as chairman or, if only one Director is present, he shall preside as chairman, if willing to act. If none of the Directors present is willing to act as chairman, the Director or Directors present may appoint any other Officer who is present and willing to act as chairman. In default of any such appointment, the persons present and entitled to vote shall elect any Officer who is present and willing to act as chairman or, if no Officer is present or if none of the Officers present is willing to act as chairman, one of their number to be chairman.

51. (a) No business shall be transacted at any general meeting or adjourned meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment or election of a chairman, which shall not be treated as part of the business of the meeting. Except as otherwise provided by the Companies Acts or these Articles, two or more Shareholders present in person or by proxy and having the right to attend and vote at the meeting shall be a quorum.

(b) If within 30 minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for a meeting (other than an adjourned meeting) a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine. If within 30 minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for any adjourned meeting a quorum is not present, the meeting may be further adjourned to such other day and such other time and place as the chairman of the meeting may determine, but otherwise the meeting shall be dissolved. A meeting may not be adjourned under this Article to a day which is more than 90 days after the day originally appointed for the meeting.

(c) If it appears to the chairman of a general meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to communicate simultaneously and instantaneously with the persons present at the place of the meeting, whether by the use of microphones, loudspeakers, audio-visual or other communications equipment or facilities.

52. (a) A meeting of the Shareholders or of any class of Shareholders may be held by means of such telephone, electronic or other communications equipment or facilities as the Board may from time to time approve and which permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

(b) The Board may resolve to enable persons entitled to attend a general meeting of the Company or of any class of Shareholders to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The Shareholders present at any such satellite meeting place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the general meeting in question if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that Shareholders attending at all the meeting places are able to:

(i) communicate simultaneously and instantaneously with the persons present at the other meeting place or places, whether by the use of microphones, loud-speakers, audio-visual or other communications equipment or facilities; and

(ii) have access to all documents which are required by the Companies Acts and these Articles to be made available at the meeting.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place are or become inadequate for the purposes referred to above, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of such adjournment shall be valid.

53. Each Director shall be entitled to attend and speak at any general meeting of the Company or of any class of Shareholders.

54. The Board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company or of any class of Shareholders including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted, and any person who fails to comply with any such arrangements may be refused entry to the meeting.

55. (a) Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:

(i) it is proposed by or at the direction of the Board; or

(ii) it is proposed at the direction of the Court; or

(iii) it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Acts; or

(iv) the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

(b) No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

(c) If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

56. The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or *sine die*) and from place to place. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (or *sine die*) if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so

directed (prior to or at the meeting) by the Board. When a meeting is adjourned *sine die* the time and place for the adjourned meeting shall be fixed by the Board.

57. When a meeting is adjourned for 90 days or more or sine die, not less than five clear days' notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting. Except as expressly provided by these Articles, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting from which the adjournment took place.

VOTING

58. (a) Except where a greater majority is required by the Companies Acts or these Articles, any question proposed for consideration by the Company or of any class of Shareholders shall be decided by a Resolution.

(b) When, in accordance with the Companies Acts, a Resolution is consented to in writing, such a Resolution may be contained in one document or in several documents in like form each signed or approved by one or more Shareholders. In such circumstances, notice of such Resolution need not be given to all the Shareholders entitled to vote thereon.

59. At any general meeting, subject to any right or restrictions for the time being attached to any class of shares, on a show of hands each Shareholder present in person or by proxy shall have one vote and, on a poll, each Shareholder present in person or by proxy shall have one vote for each share held by him.

60. (a) At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before, or immediately after the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll) a poll is demand by:

(i) the chairman of the meeting; or

(ii) at least three Shareholders present in person or by proxy; or

(iii) a Shareholder or Shareholders present in person or by proxy holding between them not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(iv) a Shareholder or Shareholders present in person or by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand for a poll by a person present as proxy for a Shareholder shall be as valid as if the Shareholder himself were present in person and made the demand.

(b) A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting, and the demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(c) Unless a poll is demanded (and the demand is not withdrawn), a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or has been carried by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of that fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(d) The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

61. (a) A poll demanded on the election of a chairman of a meeting or on a question of adjournment of the meeting shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken at such time (either at the meeting or within 60 days after the meeting) as the chairman of the meeting may direct.

(b) A poll shall be taken at such place and in such manner as the chairman of the meeting may direct, and he may appoint scrutineers (who need not be Shareholders). It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll, whether taken at or after the meeting at which it is demanded.

62. On a poll votes may be cast either personally or by proxy. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

63. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

64. In the case of an equality of votes at a general meeting, the motion shall be deemed to be lost and the chairman of the meeting shall not be entitled to a second or casting vote.

65. In the case of jointholders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

66. (a) Subject to paragraph (b) below, a Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any court in the country of incorporation of the Company or elsewhere having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, *curator bonis* or other person in the nature of a receiver, committee or *curator bonis* appointed by such court, and such receiver, committee, *curator bonis* or other person may vote by proxy and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

(b) Evidence to the satisfaction of the Board of the authority of any person claiming the right to vote under paragraph (a) above shall be produced at the Registered Office (or at such other place as may be specified for the deposit of instruments of proxy) not later than the last time by which an instrument appointing a proxy must be deposited in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

67. No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting of the Company or of any class of Shareholders in respect of any share held by him unless all calls or other sums presently payable by him in respect of that share have been paid.

68. No objection may be raised to the qualification of any voter or to the counting of, or failure to count, any vote except at the meeting at which the vote objected to is tendered. Any objection so raised shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that it may have affected the decision of the meeting. The decision of the chairman on any such matter shall be final and conclusive. Except as otherwise decided by the chairman, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid.

PROXIES AND CORPORATE REPRESENTATIVES

69. (a) A Shareholder may appoint one or more persons as his proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of all or some only of his shares at any general meeting (including an adjourned meeting) or at any poll taken subsequently to the date of a meeting or adjourned meeting. A proxy must be a Shareholder.

(b) A Shareholder which is a corporation may appoint any person (or two or more persons in the alternative) as its representative at any general meeting (including an adjourned meeting) or at any poll taken subsequently to the date of a meeting or adjourned meeting and such a corporate representative may exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder.

(c) An instrument appointing a proxy or a corporate representative in relation to a particular meeting shall, unless the contrary is stated in it, be valid for any adjournment of the meeting and an instrument appointing a proxy or a corporate representative in relation to a particular meeting or adjourned meeting shall, unless the contrary is stated in it, be valid for any poll demanded at, but taken subsequently to the date of, the meeting or adjourned meeting, as well as for a poll taken on the date of such meeting.

70. The instrument appointing a proxy shall be in writing in any common form or in such other form as the Board may approve and shall be under the hand of the appointor or of his attorney or agent authorized by him in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.

71. (a) Any instrument appointing a proxy or a corporate representative (other than a standing proxy or representative), together with such evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such other place as may be specified in the notice convening the meeting or in any notice of an adjourned meeting or, in either case, in any other document sent to Shareholders by or on behalf of the Board in relation to the meeting or adjourned meeting) by such time as may be specified in the notice of meeting or adjourned meeting or in any such other document or, if no such time is specified, at any time prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, and in default (but subject to Article 73) the instrument shall not be treated as valid.

(b) An instrument of proxy shall be deemed, unless the contrary is stated in it, to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution and on any other resolution put to a meeting for which it is valid in such manner as the proxy thinks fit.

72. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, unless notice in writing of such death, insanity or revocation was received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or in any other document sent to Shareholders by or on behalf of the Board in relation to the meeting) at least one hour before the commencement of the meeting or adjourned meeting or the taking of the poll at which the vote is given or by such later time as the Board may decide, either generally or in any particular case.

73. The Board may decide, either generally or in any particular case, to treat an instrument appointing a proxy or a corporate representative as properly delivered for the purposes of these Articles if a copy of the instrument is sent by telecopier or similar means to the Registered Office (or to such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any other document sent by or on behalf of the Board in relation to the meeting or adjourned meeting). Subject to the Companies Acts, the Board may also at its discretion waive any of the provisions of these Articles relating to the execution and deposit of an instrument appointing a proxy or a corporate representative or any ancillary matter (including, but without limitation, any requirement for the production or delivery of any instrument or other document by any particular time or in any particular way) and, in any case in which it considers it appropriate, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at any general meeting.

MERGERS OR AMALGAMATIONS

74. Any merger or amalgamation of the Company and another company may be approved by either: (i) the Board by a Resolution of Directors, or (ii) the Company, by a Resolution.

APPOINTMENT AND REMOVAL OF DIRECTORS

75. (a) The number of Directors shall not exceed 15 but shall be not less than two.

(b) Except as otherwise provided in these Articles, the Directors shall be individuals appointed as follows:

(i) the Company by Resolution may appoint any persons as additional Directors and/or to fill any vacancy occurring in the Board (but not so as to exceed the maximum number of Directors permitted by these Articles); and

(ii) the Board by Resolution of Directors may appoint any persons as additional Directors and/or to fill any vacancy occurring in the Board (but not so as to exceed the maximum number of Directors permitted by these Articles).

76. (a) No person shall be eligible for appointment as a Director at any general meeting unless (i) he has been recommended for appointment by the Board in the notice of the meeting or in any other document sent to Shareholders by or on behalf of the Board in relation to the meeting or

(ii) he has been nominated for election as a Director in accordance with paragraph (b) of this Article. A Director need not be a Shareholder.

(b) Any Shareholder may nominate a person for election as a Director at a general meeting called for the purpose by giving to the Secretary at the Registered Office a written notice of nomination containing the information required by paragraph (c) of this Article. To be valid, such a notice of nomination must be received within 10 days after the date on which the Company first publicly announces that such general meeting is to be called for the purpose of electing Directors.

(c) A notice of nomination by a Shareholder shall:

(i) specify the meeting at which the person nominated is proposed for election as a Director;

(ii) state the names and addresses, as they appear in the Register, of the Shareholder(s) giving the notice and the class and number of shares which are held by such Shareholder(s) at the date of the notice and be signed by such Shareholder(s); and

(iii) be accompanied by the written consent of the nominee to him being named and to serving as a Director, if elected.

77. (a) Except as otherwise provided in Article 79, a Director may be removed from office without notice to the Director concerned by the Company by Resolution.

(b) A Director may also be removed from office by service on him of a notice in writing to that effect signed by not less than 80 per cent. in number of the Directors then in office. Such a notice may be contained in one document or in several documents in like form each signed by one or more of the Directors, but no such notice may be signed by an Alternate Director (within the meaning of Article 82) on behalf of his appointor.

(c) Any removal from office of a Director shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such removal.

78. (a) The Directors shall not be subject to retirement by rotation unless the Company by Resolution determines to implement such retirement by rotation for purposes of future general meetings to be held on an annual basis. Notwithstanding any other provision of these Articles, including (without limitation) this Article 78, the Chairman of the Company shall not be subject to such retirement by rotation as a Director.

(b) Subject to implementation of retirement by rotation by the Company in accordance with paragraph (a) above, the Board, by a Resolution of Directors, may at any time determine that the Directors need not all retire annually but shall be subject to retirement by rotation in accordance with the provisions of this Article, and that for that purpose the Directors be divided into three classes, each as nearly equal in number as possible, each Director being designated as a member of one of the three classes. In that event (and notwithstanding that the appointment of any Director was expressed to be for a shorter term of office) the first class of Directors shall retire at the first general meeting, the second class shall retire at the second general meeting and the third class shall retire at the third general meeting, in each case following the date of such classification. The class of Directors to retire

by rotation at each subsequent general meeting shall be that class of Directors who, at the date of the meeting, have been longest in office since their last appointment or re-appointment.

(c) At each general meeting during such time as the Directors are subject to retirement by rotation the Company may elect such number of eligible persons as Directors as does not exceed the number of Directors who retire at that meeting.

(d) The Board, by a Resolution of Directors may at any time revoke any resolution that the Directors be subject to retirement by rotation and declassify the Directors accordingly and, if it does so, all the Directors shall retire at the next general meeting, but without prejudice to the Board's power to make any further determination pursuant to this Article.

79. During such time as the Directors are subject to retirement by rotation pursuant to Article 78:

(i) no person may be appointed as a Director except in accordance with paragraph (c) of Article 78 or sub-paragraphs (iii) or (iv) below;

(ii) a Director may be removed from office only (A) by a Resolution passed at a general meeting called for the purpose by or with the sanction of a majority of not less than two thirds of all the votes capable of being cast by holders of shares (whether or not of the same class) carrying the general right to vote at general meetings of the Company or (B) in accordance with paragraph (b) of Article 78;

(iii) any vacancy in the Board occurring by reason of the removal of a Director under sub-paragraph (ii) above may be filled at the meeting by the election of another eligible person as a Director in his place or, in the absence of any such election, by the Board by a Resolution of Directors;

(iv) any vacancy in the Board occurring in any other manner may be filled by the Board by a Resolution of Directors; or if there are insufficient Directors to constitute a quorum of the Board in accordance with paragraph (a) of Article 97, by the election by the Company by Resolution; and

(v) any Director appointed to fill a vacancy shall retire by rotation at the next general meeting.

Paragraphs (b) and (d) of Article 77 apply to the removal of any Director under this Article.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

80. In addition to those circumstances in which a Director may be removed from office pursuant to these Articles, the office of a Director shall be vacated:

(i) if he resigns his office, on the date on which notice in writing of his resignation is delivered to the Registered Office or tendered at a meeting of the Board or on such later date as may be specified in such notice; or

(ii) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health, on the date on which the Board resolves that his office is vacated; or

(iii) on his becoming bankrupt; or

(iv) on his being prohibited by law from being a Director; or

(v) on his ceasing to be a Director by virtue of any provision of the Companies Acts.

ALTERNATE DIRECTORS

81. (a) In addition to any power conferred on a Director by the Companies Acts to appoint another Director to represent him and vote on his behalf at any meeting of the Board, a Director may appoint any other person who is willing to act as his alternative director (Alternate Director) and may remove him from that office. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director. The appointment of an Alternate Director who is not a Director in his own right shall be subject to the approval of a majority of the Directors or a resolution of the Board. An Alternate Director need not be a Shareholder.

(b) Any appointment or removal of an Alternate Director shall be made by notice in writing, signed by his appointor, and (subject to any approval required under paragraph (a) above) such appointment or removal shall be effective on delivery at the Registered Office or at a meeting of the Board or on such later date as may be specified in such notice. Any person appointed as an Alternate Director shall vacate his office as Alternate Director if the Director by whom he has been appointed vacates his office as a Director (otherwise than by retirement at a general meeting of the Company at which he is re-appointed) or removes him by notice to the Company or, in the case of an Alternate Director who is not a Director in his own right, if the Board so resolves.

82. An Alternate Director shall be entitled to receive notice of all meetings of the Board and of all meetings of any committee of the Board of which the Director appointing him is a member, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present and, except as expressly provided to the contrary in these Articles, generally to perform all the functions of any Director to whom he is alternate in his absence. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature or approval of an Alternate Director to or of any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provide to the contrary, be as effective as the signature or approval of the Director or Directors to whom he is alternate.

83. A person acting as an Alternate Director shall not by virtue of that position be deemed to be a Director of the Company for the purposes of the Companies Acts but shall, when performing the functions of his appointor, be subject in all respects to the provisions of the Companies Acts and these Articles relating to Directors (except as regards powers to appoint an alternate and remuneration) and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses to the same extent as if he were a Director.

DIRECTORS' REMUNERATION AND EXPENSES

84. (a) Each Director shall be entitled to receive such fees, if any, as the Board may from time to time determine. Each Director shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director, including (but without limitation) his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the Board or any committee of the Board or general meetings.

(b) Any Director who serves on any committee of the Board or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration or other amounts payable to a Director pursuant to any other Article.

(c) The Board may from time to time determine that all or part of any fees or other remuneration payable to any Director or other Officer of the Company shall be provided in the form of shares or other securities of the Company or any subsidiary of the Company, or options or rights to acquire such shares or other securities, on such terms as the Board may decide.

DIRECTORS' INTERESTS

85. (a) A Director may hold any other office or place of profit with the Company (except that of auditor) in addition to his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration for so doing whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, in addition to any remuneration or other amounts payable to a Director pursuant to any other Article.

(b) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(c) Subject to the Companies Acts, a Director notwithstanding his office (i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested and (ii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company or other person promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company or other person held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company or person or voting or providing for the payment of remuneration to the directors or officers of such other company or person.

(d) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company or any of its subsidiaries shall declare the nature of his interest at the first opportunity at a meeting of the Board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

(e) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or other Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

(f) So long as, where it is necessary, he declares the nature of his interest, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Articles allow him to be appointed or from any transaction or arrangement in which these Articles allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

POWERS OF THE BOARD

86. Subject to the provisions of the Companies Acts and these Articles, the Board shall manage the business and affairs of the Company and may exercise all the powers of the Company. No alteration of these Articles shall invalidate any prior act of the Board which would have been valid if that alteration had not been made. The powers given by this Article shall not be limited by any special power given to the Board by these Articles and, except as otherwise expressly provided in these Articles, a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

87. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other person.

88. All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time determine.

89. The Board may exercise all the powers of the Company to grant or procure the grant or provision of benefits, including pensions, annuities or other allowances, to or for any person, including any Director or former Director, who has held any executive office or employment with, or whose services have directly or indirectly been of benefit to, the Company or any company which is or has been a subsidiary or affiliate of the Company or otherwise associated with any of them or a predecessor in business of the Company or of any such other company, and to or for any relation or dependant of any such person, and to contribute to any fund and pay premiums for the purchase or provision of any such benefit, or for the insurance of any such person.

90. The Board may from time to time appoint one or more of its body to hold any executive office with the Company for such period and on such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration, if any (whether by way of salary, commission, participation in profits or otherwise), as the Board may determine either in addition to or in lieu of his remuneration as a Director.

DELEGATION OF THE BOARD'S POWERS

91. The Board may by power of attorney or otherwise appoint any person, whether nominated directly or indirectly by the Board, to be the attorney or agent of the Company and may delegate to such person any of the Board's powers, authorities and discretions (with power to sub-delegate) for such period and subject to such conditions as it may think fit. The Board may revoke or vary any such appointment or delegation, but no person dealing in good faith and without notice of such revocation or variation shall be affected by an revocation or variation. Any such power of attorney or other document may contain such provisions for the protection and convenience of persons dealing with any such attorney or agent as the Board may think fit.

92. The Board may entrust to and confer upon any Officer any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary all or any of such powers, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation.

93. (a) The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether Directors or not) as it thinks fit, provided that the majority of the members of the committee are Directors. The Board may make any such delegation on such terms and conditions with such restrictions as it thinks fit and either collaterally with, or to the exclusion of, its own powers and may from time to time revoke or vary such delegation, but no person dealing in good faith and without notice of such revocation or variation shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. The power to delegate to a committee extends to all the powers, authorities and discretions of the Board generally (including, but without limitations, those conferred by Article 84) and shall not be limited by the fact that in certain provisions of these Articles, but not in others, express reference is made to a committee or to particular powers, authorities or discretions being exercised by the Board or by a committee of the Board.

(b) The meetings and proceedings of any committee of the Board consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as they are capable of applying and are not superseded by any regulations imposed by the Board except that (i) unless otherwise determined by the Board, the quorum necessary for the transaction of business at any committee meeting shall be two members and (ii) no meeting of any committee consisting of two or more members shall be quorate for the purposes of exercising any of its powers, authorities and discretions unless a majority of those present are Directors.

PROCEEDINGS OF THE BOARD

94. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Except where a greater majority is required by these Articles, any determination of the Board shall be made by a Resolution of Directors. At any meeting, in the case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

95. A meeting of the Board may at any time be summoned by the Chairman or, if there is no Chairman, by the President, if he is a Director. The Secretary shall also summon a meeting of the Board on the requisition of one-third or more in number of the Directors for the time being in office or, if more than 180 days has elapsed since the last meeting of the Board, on the requisition of any one Director.

96. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, telecopier or other mode of representing or reproducing works in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting either prospectively or retroactively or at the meeting in question.

97. (a) The quorum necessary for the transaction of business at any meeting of the Board shall be two Directors.

(b) A Director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying, its terms), or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution may be put in relation to each Director and in that case each of the Directors concerned (if not otherwise debarred from voting under this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

98. So long as at least two Directors remain in office, the continuing Directors may act notwithstanding any vacancy in the Board, but, if less than two Directors remain in office, the sole continuing Director may act only for the purposes of calling a general meeting for such purposes as he thinks fit and nominating a person or persons for appointment to the Board.

99. The Chairman or, in his absence, any Director holding the office of President shall preside as chairman at every meeting of the Board. If there is no such Chairman or President, or if at any meeting the Chairman or the President is not present within 15 minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

100. When, in accordance with the Companies Acts, a Resolution of Directors is consented to in writing, such a resolution may be contained in one document or in several documents in like form each signed or approved by one or more of the Directors. In such circumstances, notice of such resolution need not be given to all the Directors.

101. A meeting of the Board may be held by means of such telephone, electronic or other communications equipment or facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

102. All acts done in good faith by the Board or by an committee or by any person acting as a Director or member of a committee or any person authorized by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorized.

OFFICERS

103. (a) The Company shall have a Chairman, who shall be elected by the Board from its members. A person appointed to the office of Chairman shall vacate that office if he vacates his office as a Director.

(b) The Company may have such other Officers (including a President, one or more Vice Presidents, a Deputy Chairman and a Treasurer), in addition to the Directors and the Secretary, as the Board may from time to time determine. A person appointed to any such other office need not be a Director and the same person may hold more than one office.

(c) Any person elected or appointed pursuant to this Article shall hold office for such period and on such terms as the Board may determine and the Board may revoke or vary any such election or appointment at any time by the affirmative vote of a majority of the Directors then in office. Any such revocation or variation shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or variation. If any such office becomes vacant for any reason, the vacancy may be filled by the Board.

(d) Except as provided in the Companies Acts or these Articles, the powers and duties of any Officer elected or appointed pursuant to this Article shall be such as are determined from time to time by the Board.

MINUTES

104. The Directors shall cause minutes to be made and books kept in accordance with any requirements of the Companies Acts.

SECRETARY

105. The Secretary shall be appointed by the Board at such remuneration (if any) and on such terms as it may think fit and any Secretary so appointed may be removed by the Board. The duties of the Secretary shall be those prescribed by the Companies Acts, together with such other duties as shall from time to time be prescribed by the Board.

106. A provision of the Companies Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by it being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

107. (a) The Seal shall consist of a circular metal device with the name of the Company imprinted thereon. The Company may also have for use in any territory outside the country of incorporation of the Company one or more additional Seals, each of which shall be a duplicate of the Seal except, in the case of a Seal for use in sealing documents creating or evidencing securities issued by the Company, for the addition on its face of the word "Securities".

(b) The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee of the Board. Subject to the Companies Acts and except as provided in Article 20, any instrument to which a Seal is affixed shall be signed by an Officer or by any person who has been authorized by the Board either generally or specifically to attest to the use of a Seal.

DIVIDENDS AND OTHER PAYMENTS

108. Subject to the Companies Acts, the Board may from time to time declare cash dividends to be paid to the Shareholders, according to their respective rights and interests, and may fix the time for the payment of such dividends.

109. Except insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide:

(i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this Article as paid up on the share;

(ii) dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends shall be declared and paid in US dollars, but the Board may from time to time determine that dividends which may be declared or become due on shares held by all or some of those Shareholders whose registered addresses are in a particular territory shall be declared or paid in a currency other than US dollars and, if it does so, the Board may fix or otherwise determine the basis of conversion into that other currency, and payment of that converted amount in that currency shall be in full satisfaction of the entitlement to such dividend.

110. The Board may deduct from any dividend or other moneys payable to a Shareholder (either alone or jointly with another) by the Company on or in respect of any shares all sums of money (if any) due from him (either alone or jointly with another) to the Company on account of calls or otherwise in respect of shares of the Company.

111. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company, unless the terms of issue of that share otherwise expressly provide.

112. (a) Any dividend or other sum payable in cash to the holder of a share may be paid by cheque, warrant or other means approved by the Board and, in the case of a cheque or warrant, may be sent through the post addressed to the holder at his address in the Register (or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the share at his registered address as appearing in the Register) or addressed to such person at such address as the holder or joint holders may in writing direct.

(b) Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of one or more of the holders and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

(c) In addition, any dividend or other sum payable to the holder of a share may be paid by a bank or other funds transfer system or by such other means as may be approved by the Board and to or through such person as the holder or joint holders may direct in writing, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or when it has acted on any such direction.

(d) Any one of two or more joint holders may give an effectual receipt for any dividend or other moneys payable or property distributable in respect of the shares held by such joint holders.

113. (a) If (i) a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these Articles is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person or (ii) such a payment is left uncashed or returned to the Company on two consecutive occasions, the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

(b) Any dividend or other distribution in respect of a share which is unclaimed for a period of two years from the date on which it became payable shall be forfeited and shall revert to the Company. The payment by the Company of any unclaimed dividend or other distribution payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

114. The Board may direct payment or satisfaction of any dividend or other distribution wholly or in part by the distribution of specific assets and, in particular, of paid up shares or debentures of any other company; and, where any difficulty arises in regard to such dividend or distribution, the Board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions, or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets, and may determine that cash payments shall be made to any Shareholder upon the footing of the values so fixed in order to secure equality of distribution, and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

115. The Board may, before declaring any dividend or other distribution, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such manner as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALISATION OF RESERVES

116. (a) The Board may, at any time and from time to time, resolve that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled to it if distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted, distributed and credited as fully paid amongst such Shareholders, or partly in one way and partly in the other; provided that, for the purpose of this Article, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid.

(b) Where any difficulty arises in regard to any distribution under this Article, the Board may settle the same as it thinks expedient and, in particular, may make such provision as it thinks fit in the case of securities becoming distributable in fractions (including provision for the whole or part of the benefit of fractional entitlements to accrue to the Company) and may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in lieu of any fractional entitlement, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect to it, and such appointment shall be effective and binding upon the Shareholders.

117. (a) Whenever the Board decides to make a capitalisation issue of shares under Article 116 it may, subject to the rights attached to any particular class of shares, also decide to offer any

Shareholder the right to elect to forego his entitlement to receive additional shares under such capitalisation issue (or such part of his entitlement as the Board may determine) and to receive instead a payment in cash (a "cash option") in accordance with the following provisions of this Article.

(b) The amount payable under and all other terms of the cash option shall be decided by the Board, which may fix a limit on the extent to which an election for the cash option shall be effective (whether by reference to a part of any Shareholder's total entitlement to additional shares or to the total number of additional shares in respect of which all such elections may be made on any occasion).

(c) The Board shall give notice to the Shareholders of their rights of election in respect of the cash option and shall specify the procedure to be followed in order to make an election.

(d) Payments to those Shareholders who elect to receive cash instead of their entitlement to further shares under such a capitalisation issue ("cash electors") may be made either (i) out of profits or reserves of the Company available for the payment of dividends or (ii) out of the net proceeds of sale of the shares to which the cash electors would have been entitled under such capitalisation issue but for their election to receive cash, or partly in one way and partly in the other, as the Board determines. To the extent that the Board determines that payment is to be made as in (ii) above, the Board shall be entitled to sell the additional shares to which the cash electors would have been entitled, to appoint some person to transfer those shares to the purchaser who shall not be bound to see the application of the purchase money nor shall his title to the shares be affected by an irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall be applied in or towards payment of the amounts due to cash electors in respect of their cash entitlement and, to the extent that they exceed that entitlement, may be retained by the Company for its benefit.

(e) The Board may decide that Shareholders resident in territories where, in the opinion of the Board, compliance with local laws or regulations would be unduly onerous if those Shareholders were to receive additional shares, shall be deemed to have exercised rights of election to receive cash.

(f) The Board may determine that any sums due in respect of a cash option to all or some of those Shareholders whose registered addresses are in a particular territory shall be paid in currency other than US dollars and, if it does so, the Board may fix or otherwise determine the basis of conversion into the other currency and payment of that converted amount in that currency shall be in full satisfaction of the entitlement to such sum.

118. (a) The Board may, subject to the rights attached to any particular class of shares, offer any Shareholder the right to elect to receive further shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend (a "scrip dividend") in accordance with the following provisions of this Article.

(b) The basis of allotment of the further shares shall be decided by the Board so that, as nearly as may be considered convenient, the value of the further shares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid. For these purposes the value of the further shares shall be calculated in such manner as may be determined by the Board.

(c) The Board shall give notice to the Shareholders of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

(d) The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further shares shall be allotted in accordance with elections duly made and the Board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums available for the purpose as the Board may consider appropriate.

(e) The Board may decide that the right to elect for any scrip dividend shall not be made available to Shareholders resident in any territory where, in the opinion of the Board, compliance with local laws or regulations would be unduly onerous.

(f) The Board may do all acts and things considered necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any shares in accordance with the provisions of this Article, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the Shareholders concerned).

(g) The Board may from time to time establish or vary a procedure for election mandates, under which a holder of shares may, in respect of any future dividends for which a right of election pursuant to this Article is offered, elect to receive further shares in lieu of such dividend on the terms of such mandate.

RECORD DATES

119. Notwithstanding any other provision of these Articles, the Company by Resolution of Directors may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of general meetings of the Company or of any class of Shareholders or other documents. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice or other document is dispatched.

UNTRACED SHAREHOLDERS

120. (a) The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a Shareholder or the shares to which a person is entitled by transmission if and provided that:

(i) during a period of five years no dividend in respect of those shares has been claimed and at least three cash dividends have become payable on the shares in question; and

(ii) if so required by the rules of any securities exchange upon which the shares in question are listed for the time being, notice has been given to that exchange of the Company's intention to make such sale.

(b) The Company's power of sale shall extend to any share which, on or before the date or first date on which any such advertisement appears, is issued in right of a share to which paragraph (a) applies.

(c) To give effect to any such sale the Board may authorise some person to transfer the said shares to the purchaser who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Shareholder or person entitled by transmission for an amount equal to such proceeds and

128. (a) To the extent that any person is entitled to claim an indemnity pursuant to these Articles in respect of an amount paid or discharged by him, the relevant indemnity shall take effect as

system; but nothing in this Article shall entitle the Company to cease sending any cheques, warrants or orders or otherwise to cease making any payments for dividends or other monies payable in respect of shares, unless it is so entitled under paragraph (a) of Article 113.

WINDING UP

126. If the Company is wound up, the liquidator may, with the sanction of a Resolution and any other sanction required by the Companies Acts:

(i) divide among the Shareholders in specie the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and for such purposes set such value as he deems fair on any property to be so divided and determine how such division shall be carried out as between the Shareholders or different classes of Shareholders;

(ii) vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, thinks fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

EXEMPTION AND INDEMNIFICATION OF OFFICERS

127. (a) Subject always to paragraph (d) below, no Officer shall be liable for the acts, receipts, neglects or defaults of any other Officer nor, so long as he has acted honestly and in good faith with a view to the best interests of the Company, shall any Officer be liable in respect of any negligence, default or breach of duty on his own part in relation to the Company or any subsidiary of the Company, or for any loss, misfortune or damage which may happen, in or arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

(b) Subject always to paragraph (d) below, every Officer shall be indemnified out of the funds of the Company against all liabilities, losses, damages or expenses (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) arising out of the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office (including but not limited to liabilities attaching to him and losses arising by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or any subsidiary of the Company).

(c) In this Article (i) the term "Officer" includes, in addition to the persons specified in the definition of that term in Article 1, an Alternate Director, a member of a committee constituted under Article 93 and any person acting as an Officer or committee member in the reasonable belief that he has been so appointed or elected, notwithstanding any defect in such appointment or election; and (ii) where the context so admits, references to an Officer include the estate and personal representatives of a deceased Officer or any such other person.

(d) The provisions for exemption from liability and indemnity contained in this Article shall have effect to the fullest extent permitted by law, but shall not extend to any matter which would render any of them void pursuant to the Companies Acts.

128. (a) To the extent that any person is entitled to claim an indemnity pursuant to these Articles in respect of an amount paid or discharged by him, the relevant indemnity shall take effect as

an obligation of the Company to reimburse the person making such payment or effecting such discharge.

(b) The rights to indemnification and reimbursement of expenses provided by these Articles are in addition to any other rights to which a person may be entitled.

INTERESTS IN SHARES

129A (a) The Board may by notice in writing require any person whom the Board knows or has reasonable cause to believe to be interested in shares in the Company to indicate whether or not it is the case and, where that person holds any interest in any such shares, to give such further information as may be required by the Board.

(c) Any such notice may require the person to whom it is addressed to give particulars of his own present interest in shares in the Company. The said particulars shall include particulars of the identity of persons interested in the shares in question and of whether persons interested in the same shares are parties to any agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares.

(d) A notice under this Article shall require any information given in response to the notice to be given in writing within such reasonable time (not being less than 21 days) as may be specified in the notice.

(e) For the purposes of this Article, a person who is interested in a right to subscribe for or convert into shares in the Company shall be deemed to be interested in shares in the Company and references to interests in shares shall include any interest whatsoever in such shares including, without limitation, a right to control directly or indirectly the exercise of any right conferred by the holding of shares alone or in conjunction with any person and the interest of any person shall be deemed to include the interest of any other person deemed to be acting in conjunction as aforesaid.

(f) A notice which has taken effect under this Article shall remain in effect in accordance with its terms following a transfer of the shares to which it relates unless and until the Board determines otherwise and notifies the holder accordingly.

(g) If any person has failed to comply with a notice under paragraph (a) above (in whole or in part) the Board may serve a further notice on such person stating that the holder of the shares in which the person is or may be interested shall not be entitled to vote or receive payments of income or capital in respect of any shares or such number of shares specified in the notice held by that holder for a period of up to one year from the date of service of the notice. A notice under this paragraph (f) may be re-served by the Board at the expiration of the notice period in the event of continued non-compliance with paragraph (a) above.

(h) The right to receive payments of income or capital which become due or payable in respect of any share during a period of disqualification applicable to such share under this Article shall be suspended during such period of disqualification without any liability of the Company to the Shareholder for late payment or non-payment and the Company may retain such sums for its own use and benefit during such period of suspension and the holders of such shares may, in the discretion of the Board, be excluded from participation in any further issue of shares by reference to an existing holding of shares at a point in time during such period of suspension. No trust shall be created in respect of any such debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on such amount, which may be employed in the

business of the Company or invested in such investments as the Board may from time to time think fit.

DISCLOSURE BY NOMINEES

129B (a) The Board may by notice in writing require any person whom the Board knows or has reasonable cause to believe to be holding shares in the Company upon any trust or otherwise, for the benefit of, or on behalf of any other person (a "**Nominee**"), to give such further information as may be required by the Board, including the following:

(i) details of the number of U.S. Holders who are interested in the shares in the Company held by the Nominee; and/or

(ii) particulars of the identity of U.S. Holders who are interested in the shares in the Company held by the Nominee.

For the purposes of this article, a U.S. Holder means a person that is resident in the United States.

(b) A notice under this Article shall require any information given in response to the notice to be given in writing within such time (not being less than 15 days) as may be specified in the notice.

(c) A notice which has taken effect under this Article shall remain in effect in accordance with its terms following a transfer of the shares to which it relates, if such transfer is to a Nominee, unless the transfer is an exempt transfer or unless and until the Board determines otherwise and notifies the holder accordingly.

(d) If a Nominee has failed to comply with a notice under paragraph (a) above (in whole or in part) the restrictions referred to below shall apply. These restrictions shall continue for the period specified by the Board in the notice, being not more than seven days after the earlier of:

(i) the Board being notified that the shares held by the Nominee have been sold pursuant to an exempt transfer; or

(ii) due compliance, to the satisfaction of the Board, with the notice given under paragraph (a) above.

(e) The restrictions referred to above are that the Nominee shall not be entitled in respect of the shares in the Company held by it:

(i) to attend or to vote, either personally or by proxy, at any general meeting of the Company; or

(ii) to receive any dividend or other distribution; or

(iii) to transfer or agree to transfer any of those shares or any rights in them (other than by way of an exempt transfer).

The Board may waive these restrictions, in whole or in part, at any time.

(f) The right to receive payments of income or capital which become due or payable in respect of any share during a period during which the restrictions referred to above apply to such share under this Article shall be suspended during such period without any liability of the Company to the Nominee (or to any person interested in the shares in the Company held by the Nominee, whether beneficially or otherwise) for late payment or non-payment and the Company may retain such sums for its own use and benefit during such period of suspension and the Nominee may, at the discretion of the Board, be excluded from participation in any further issue of shares by reference to an existing holding of shares at a point in time during such period of suspension (and if any share is issued to a Nominee during a period of suspension the same restrictions shall apply to that other share as apply to the shares held by the Nominee). No trust shall be created in respect of any such debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on such amount, which may be employed in the business of the Company or invested in such investments as the Board may from time to time think fit.

(g) an "exempt transfer" in relation to any share is a transfer pursuant to:

(i) a sale of the share on a recognised investment exchange in the United Kingdom to any person other than a U.S. Holder; or

(ii) a sale of the share on any stock exchange or inter-dealer quotation system in the US; or

(ii) a transfer by a Nominee of the shares to the holder of the beneficial interest in those shares; or

(iii) acceptance of a takeover offer.

LIMITATIONS ON SHAREHOLDINGS BY US HOLDERS

129C (a) Purpose and interpretation

(iii) The purpose of this Article is to restrict the number of US Holders who hold or have an interest in shares of any class in the capital of the Company, so as to enable the Company to suspend its obligations under the US Securities Exchange Act of 1934 and to prevent any such obligations from arising again in the future.

(iv) For the purpose of this Article:

(A) **Relevant Shares** means shares in the Company which are held by US Holders in any manner described in Rule 12g-3-2(a)(1) of the US Securities Exchange Act of 1934 (including directly or through or as nominee) or which are deemed pursuant to this Article to be so held; and

(B) **Required Disposal** means in relation to any Relevant Shares a disposal or disposals of such shares or interests therein which will

result in such shares ceasing to be Relevant Shares which shall be effected in such manner as the Board deems appropriate including;

I. a sale through intermediaries designated by the Company; or

II. a purchase or redemption by the Company of the Relevant Shares.

(b) Notification obligation

Each member shall notify the Company immediately upon becoming aware that any shares in which he is interested (i) is or has become a Relevant Share or (ii) has ceased to be a Relevant Share.

(c) Deemed interests

Whether or not a notice pursuant to Article 129A(a) has been given, the Board may by notice in writing require any member or other person appearing to be interested or appearing to have been interested in shares in the Company to show to the satisfaction of the Board that the shares in question are not Relevant Shares. Any person on whom such a notice has been served and any other person who is interested in such shares may within 14 days of such notice (or such longer period as the Board may consider reasonable) make representations to the Board as to why such shares should not be treated as Relevant Shares but if, after considering any such representations and such other information as seems to them relevant, the Board believes such shares to be Relevant Shares, the Board may determine that such shares shall be deemed to be Relevant Shares and they shall thereupon be treated as such for all purposes of this Article.

(d) Required Disposal

(i) The Board may give notice to the holder of any Relevant Shares and, if it so chooses, to any other person appearing to it to be interested in such Relevant Shares calling for a Required Disposal of some or all of the Relevant Shares held by him to be made within 21 days in the manner prescribed by the Board or within such longer period or in such manner as the Board considers reasonable. The Board may extend the period in which any such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to it that the shares to which the notice relates are not or are no longer Relevant Shares or in any other circumstances the Board sees fit. If the Board is not satisfied that a Required Disposal has been made by the expiry of the 21 day period (as may be extended), no transfer of any of the Relevant Shares to which the notice relates may be made or registered other than a transfer made pursuant to Article 129C(ii) or unless such notice is withdrawn.

(ii) If a notice given under Article 129C(i) above has not been complied with in all respects to the satisfaction of the Board or withdrawn, the Board shall, so far as it is able, make a Required Disposal (or procure that a Required Disposal is made) and shall give written notice of such disposal to those

persons on whom the notice was served. The holder of the shares duly disposed of and all other persons interested in such shares shall be deemed irrevocably and unconditionally to have authorised the Board to make such Required Disposal. The manner, timing and terms of any such Required Disposal made or sought to be made by the Board (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a US Holder) shall be such as the Board determines (based on advice from bankers, brokers, or other persons the Board considers appropriate to be consulted by it for the purpose) to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of shares to be disposed of and any requirement that the disposal be made without delay; and the Board shall not be liable to any person (whether or not a US Holder) for any of the consequences of reliance on such advice.

(iii) For the purpose of effecting any Required Disposal, the Board may authorise in writing any officer or employee of the Company to execute any necessary transfer on behalf of any holder and may enter the name of the transferee in the register in respect of the transferred, shares notwithstanding the absence of any share certificate and may issue a new certificate to the transferee and an instrument of transfer executed by any officer or employee of the Company so authorised by the Board shall be as effective as if it has been executed by the holder of the transferred shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale. The proceeds of the Required Disposal shall be received by the Company or by any person nominated by the Company whose receipt shall be a good discharge for the purchase money and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the Board in the sale) to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by him or on his behalf to the Company for cancellation of any certificate in respect of the transferred shares.

(e) Miscellaneous

(i) Nothing in this Article shall require the Board to assume that any person is a US Holder unless the Board has made enquiries which show that it is likely that such person is a US Holder, or unless the board has reason to believe otherwise, in which circumstances the Board shall make enquiries in good faith to discover whether any person is a US Holder.

(ii) The Board shall not be obliged to give any notice otherwise required under this Article to any person if it does not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this Article shall not prevent the implementation of, or invalidate, any procedure under this Article.

(iii) Save as otherwise provided in this Article, the provisions of these Articles applying to the giving of notice of meetings to members shall apply to the giving of any notice required by this Article.

(iv) Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any director or by the chairman of any meeting under or pursuant to the provisions of this Article (including, without prejudice to the generality of the foregoing as to what constitutes evidence which shows that a person is likely to be a US Holder or what constitutes enquiries made in good faith or as to the manner, timing and terms of any Required Disposal made by, or at the request of, the Board under Article 129C(c) above) shall be final and conclusive; and any disposal or transfer made, or other thing done, by or on behalf of, or on the authority of, the Board or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article.

(v) Nothing in this Article shall constitute the holders of Relevant Shares as a separate class; and

(vi) This Article shall apply notwithstanding any provision in any other of these Articles which is inconsistent with or contrary to it."

ALTERATION OF ARTICLES

130. These Articles may be revoked or amended by the Board, which may from time to time revoke or amend them in any way by a Resolution of Directors but no such revocation or amendment of Article 74 shall be operative unless and until it has been approved by a majority of the Continuing Directors. For the purpose of this paragraph "Continuing Director" means any person, while he continues to hold office as a Director, who was a Director at the time at which the adoption of these Articles became effective or who subsequently became a Director, if he was appointed or recommended for election by a majority of such Directors.

EFFECT OF ALTERATIONS TO ARTICLES

131. The alterations to the Memorandum and Articles of Association of the Company that are to be effective upon the registration of these Articles shall be all those amendments contained in the Memorandum of Association filed with these Articles and all those amendments contained in these Articles and the existing Memorandum and Articles of Association of the Company shall be superseded in their entirety.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document you should consult immediately a person authorised for the purposes of the Financial Services and Markets Act 2000.

Application will be made for the whole of the ordinary share capital of OneSource Services Inc. to be admitted to trading on AIM. **AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the UK Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. London Stock Exchange plc has not itself examined or approved the contents of this document.** In addition, the AIM Rules are less demanding than those of the Official List of the UK Listing Authority. It is emphasised that no application is being made for admission of the OneSource Shares to the Official List. No application has been made for the OneSource Shares to be listed on any other recognised investment exchange. It is expected that Admission will become effective and dealings in the OneSource Shares will commence on AIM on or about February 24, 2006.

This document is an AIM Admission Document which has been drawn up in accordance with the AIM Rules.

The Directors of OneSource Services Inc., whose names appear on page 3 under the heading "Directors and Advisers", accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Admission to AIM

of all the issued ordinary shares of 10 cents each of

ONESOURCE SERVICES INC.

(Incorporated in Belize under the International Business Companies Act, 1990, with registered number 46,251)

Nominated Adviser

Cenkos Securities Limited

Share Capital on Admission

Authorised		*Issued and fully paid*
50,000,000	Ordinary Shares of 10 cents each	3,764,365

The OneSource Shares have not been and will not be registered under the United States Securities Act of 1933 (as amended), or under the securities legislation of any state of the United States. The relevant clearances have not been, and will not be, obtained from any province or territory of Canada, the Australian Securities Commission or any securities authority of Japan. No OneSource Shares have been marketed or are being made available in whole or in part to the public in connection with the application for Admission other than pursuant to the Demerger and, unless an exemption under any applicable laws is available, such OneSource Shares may not be offered for sale or subscription or sold or subscribed directly or indirectly within the United States, Canada, Australia or Japan or offered or sold to a person within the United States or a resident of Canada, Australia or Japan. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions.

Cenkos Securities Limited, which is regulated by the Financial Services Authority, is acting as Nominated Adviser to OneSource Services Inc. in relation to the Admission and BB Holdings Limited in relation to the Demerger and is not acting for any other persons in relation to either the Admission or the Demerger and will not be responsible to anyone other than OneSource Services Inc. and BB Holdings Limited in relation to the Admission and the Demerger, respectively, for providing the protections afforded to customers of Cenkos Securities Limited or for providing advice in relation to the contents of this document or any matter referred to in it.

The whole text of this document should be read. The attention of persons receiving this document is drawn to the section headed "Risk Factors" contained in Part 3 of this document. All statements regarding the business, financial position and prospects of OneSource Services Inc. should be viewed in light of the risk factors set out in Part 3 of this document.

CONTENTS

DIRECTORS AND ADVISERS

Directors	Lord Michael Anthony Ashcroft, KCMG Peter Michael Reeder Gaze Philip Charles Johnson Melquisedec Joseph Flores of 60 Market Square PO Box 1768 Belize City Belize Central America	*(Chairman)* *(Non-Executive Director)* *(Non-Executive Director)* *(Non-Executive Director)*
	Cheryl Christine Jones of 1600 Parkwood Circle Suite 400 Atlanta, Georgia 30339 United States of America	*(Chief Executive Officer)*
Secretary and registered office	Philip Thomas Osborne 60 Market Square PO Box 1768 Belize City Belize Central America	
Nominated Adviser	Cenkos Securities Limited 6.7.8 Tokenhouse Yard London EC2R 7AS	
Broker	Fyshe Horton Finney Limited Charles House 148-149 Great Charles Street Birmingham B3 3HT	
Auditors and reporting accountants	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH	
Legal advisers	Allen & Overy LLP One New Change London EC4M 9QQ	Saul Ewing LLP Lockwood Place 500 East Pratt Street Baltimore Maryland 21202 United States of America (*as to US taxation*)
Depositary	Capita IRG Trustees Limited The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	
Registrars	The Belize Bank Limited 60 Market Square Belize City Belize Central America	Capita IRG (Offshore) Limited Victoria Chambers Liberation Square 1/3 The Esplanade St. Helier Jersey JE2 3QA

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

Admission	admission of all of the OneSource Shares to trading on AIM;
AIM	a market operated by the London Stock Exchange;
AIM Rules	the rules of AIM as published by the London Stock Exchange from time to time;
Alternative Recipients	those persons to whom DTC has authorised the distribution of the OneSource Shares to which it is entitled under the terms of the BB Holdings Distribution;
BB Holdings	BB Holdings Limited, an international business company incorporated in Belize under the IBCA with registered number 1;
BB Holdings Distribution	the distribution by way of dividend in kind of one OneSource Share for every 16 BB Holdings Shares held by Qualifying BB Holdings Shareholders at the Record Date, declared by the board of directors of BB Holdings on February 7, 2006, such dividend being conditional on Admission;
BB Holdings Group	BB Holdings and its subsidiary undertakings;
BB Holdings Shareholders	holders of BB Holdings Shares;
BB Holdings Shares	ordinary shares of no par value in the capital of BB Holdings (other than the Treasury Shares);
Circular	the document dated February 8, 2006 issued by BB Holdings to its shareholders in relation to the Demerger;
Companies Act	Companies Act 1985 (as amended) of the United Kingdom;
CREST	the relevant system (as defined in the Uncertificated Securities Regulations 2001 of the United Kingdom) for the paperless settlement of share transfers and the holding of shares in uncertificated form in respect of which CRESTCo Limited is the Operator (as defined in those Regulations);
Demerger	the demerger of the US Facilities Services Businesses from the BB Holdings Group pursuant to the Demerger Agreement;
Demerger Agreement	the demerger agreement dated February 7, 2006 between BB Holdings and OneSource, details of which are set out in paragraph 9 of Part 7 of this document;
Directors or Board	the directors of OneSource;
DTC	The Depositary Trust Company or its nominee Cedefast & Co. in its capacity as a Qualifying BB Holdings Shareholder;
IBCA	the International Business Companies Act, 1990 of Belize (as amended);
London Stock Exchange	London Stock Exchange plc;
Nasdaq	The National Association of Securities Dealers Automated Quotation System;
Nominated Adviser or Cenkos	Cenkos Securities Limited;
Official List	the Official List of the UK Listing Authority;
OneSource or the Company	OneSource Services Inc., an international business company incorporated in Belize under the IBCA with registered number 46,251, which is intended to become the holding company of the US Facilities Services Businesses upon completion of the Demerger;

OneSource Bermuda	OneSource Holdings (Bermuda) Limited, a company incorporated in Bermuda with registered number 24319, which is the holding company of the US Facilities Services Businesses;
OneSource Bermuda Shares	the 2,300,000 ordinary shares of one cent each in the capital of OneSource Bermuda;
OneSource Consideration Shares	the 3,764,355 OneSource Shares to be issued by OneSource to BB Holdings in consideration for the transfer by BB Holdings of OneSource Bermuda to OneSource pursuant to the Demerger Agreement;
OneSource Group or Group	OneSource and its subsidiary undertakings following the Demerger or, where the context requires, OneSource Bermuda and its subsidiary undertakings;
OneSource Shareholders	holders of OneSource Shares;
OneSource Shares	ordinary shares of 10 cents each in the capital of OneSource;
Pounds Sterling, £, p and pence	denote the lawful currency from time to time of the United Kingdom;
Qualifying BB Holdings Shareholder	a BB Holdings Shareholder on the share register of BB Holdings at the Record Date;
Record Date	4.00 pm (New York time) on February 17, 2006, or such other date and time as BB Holdings and OneSource may decide;
Treasury Shares	the 2,324,204 ordinary shares of no par value in the capital of BB Holdings held by a subsidiary and a nominee of BB Holdings in treasury;
UK Listing Authority	the Financial Services Authority as the competent authority for listing in the United Kingdom under the United Kingdom Financial Services and Markets Act 2000 of the United Kingdom (as amended);
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland;
United States or US	the United States of America, its territories, possessions and commonwealths, including Puerto Rico, any State of the United States of America and the District of Columbia;
US Facilities Services Businesses	the US facilities services businesses of BB Holdings owned by OneSource Bermuda and its subsidiaries and which are proposed to be transferred to OneSource pursuant to the Demerger; and
US dollars, US$, $ and cents	denote the lawful currency from time to time of the US.

PART 1

KEY INFORMATION

The following information should be read in conjunction with the full text of this document from which it is derived.

INTRODUCTION

In August 2005, BB Holdings reorganised its group by demerging its UK and Ireland businesses into a new holding company, Carlisle Group Limited, distributing all of the shares in that company to BB Holdings' then shareholders and arranging for the shares in Carlisle Group Limited to be admitted to trading on AIM.

On February 7, 2006, BB Holdings announced a further reorganisation of its group to be effected by the demerger of its US Facilities Services Businesses.

OneSource has been incorporated in Belize to become the new holding company for the US Facilities Services Businesses that are to be demerged from BB Holdings.

On February 7, 2006, BB Holdings and OneSource entered into the Demerger Agreement, details of which are set out in paragraph 9 of Part 7 of this document. Under the Demerger Agreement and subject to certain conditions, BB Holdings has agreed to transfer OneSource Bermuda, the holding company of the US Facilities Services Businesses, to OneSource in exchange for the issue by OneSource to BB Holdings of 3,764,355 shares in OneSource.

Pursuant to the Demerger Agreement, on February 7, 2006, the board of directors of BB Holdings declared a dividend distribution, in favour of Qualifying BB Holdings Shareholders, of OneSource Shares on the basis of one OneSource Share for every 16 BB Holdings Shares held at the Record Date. The BB Holdings Distribution is conditional on, amongst other things, the transfer of OneSource Bermuda, the issue of the OneSource Consideration Shares and Admission becoming effective on or before March 31, 2006 (or such other date as BB Holdings and OneSource may agree).

It is expected that, on or about February 24, 2006, OneSource Shares will be admitted to trading on AIM.

THE US FACILITIES SERVICES BUSINESSES

As a result of the Demerger, OneSource will become the holding company for the US Facilities Services Businesses.

The US Facilities Services Businesses are leading providers of outsourced facilities services in the United States, principally providing commercial cleaning, landscaping and value added building maintenance and support services, to commercial, institutional, governmental and industrial facilities throughout the US.

STRATEGY

OneSource will continue to develop and grow the US Facilities Services Businesses with the goal of maximising shareholder value.

OneSource will pursue a number of ways to deliver strong performance including organic growth, efficiency and cost improvement programmes as well as reviewing selected acquisition opportunities and continually re-appraising its operations for strategic fit with the needs of current and potential customers.

OneSource will focus primarily on an organic growth strategy within the US outsourced facilities services market. OneSource expects to find opportunities to drive organic growth both by maintaining a sharp focus on customer retention and by conducting continual re-evaluation of customers' needs across its local, regional and national customer portfolios.

In addition, OneSource will strive to maintain its position as a leading provider in the US facilities services industry by continuing to use the technology solutions and infrastructure available to it to provide customer care, services and costings more efficiently to its customers.

FINANCIAL INFORMATION

In the year ended March 31, 2005, the US Facilities Services Businesses generated an operating income of $3.2 million (2004: $3.8 million) on net sales of $781.6 million (2004: $780.7 million). As at March 31, 2005, the businesses had net assets of $183.9 million (2004: $191.7 million).

In the nine months ended December 31, 2005, the US Facilities Services Businesses generated an operating income of $6.2 million (2004: $6.0 million) on net sales of $611.6 million (2004: $589.2 million).

The figures presented for the financial years ended March 31, 2005 and 2004 and the nine month periods ended December 31, 2005 and 2004 are unaudited.

PART 2

INFORMATION ON THE ONESOURCE GROUP

INTRODUCTION

OneSource was incorporated in Belize with the intention of becoming the holding company for the US Facilities Services Businesses that are to be demerged from BB Holdings. As at the date of this document, OneSource is a wholly-owned subsidiary of BB Holdings, a Belizean company whose shares are admitted to trading on AIM and Nasdaq.

On February 7, 2006, BB Holdings and OneSource entered into the Demerger Agreement, details of which are set out in paragraph 9 of Part 7 of this document. Under the Demerger Agreement and subject to certain conditions, BB Holdings has agreed to transfer OneSource Bermuda, the holding company of the US Facilities Services Businesses, to OneSource in exchange for the issue of 3,764,355 shares in OneSource by OneSource to BB Holdings.

Pursuant to the Demerger Agreement, on February 7, 2006, the board of directors of BB Holdings declared a dividend distribution, in favour of Qualifying BB Holdings Shareholders, of OneSource Shares on the basis of one OneSource Share for every 16 BB Holdings Shares held at the Record Date. The BB Holdings Distribution is conditional on, amongst other things, the transfer of OneSource Bermuda, the issue of the OneSource Consideration Shares and Admission becoming effective on or before March 31, 2006 (or such other date as BB Holdings and OneSource may agree).

The US Facilities Services Businesses operate, to a significant extent, independently of the rest of the BB Holdings Group, with a separate management team, a different customer base and separate financing arrangements. Following the Demerger, the Directors believe that OneSource will be in a stronger position to manage and develop the US Facilities Services Businesses in the markets in which they operate. The Board regards the Demerger as an opportunity for the OneSource Group to increase the value of the US Facilities Services Businesses at a faster rate than under the ownership of BB Holdings.

US FACILITIES SERVICES BUSINESSES – BUSINESS DESCRIPTION

Overview

The OneSource Group is a national provider of facilities services to customers throughout 45 states and Puerto Rico, covering 195 metropolitan areas across the United States. The OneSource Group employs more than 30,000 employees to deliver services on a national, regional and local scale to approximately 10,000 customers. The US Facilities Services Businesses generated net sales of $781.6 million in the year ended March 31, 2005.

The contract services provided by the OneSource Group include commercial cleaning, landscaping and golf course maintenance services, building maintenance and other facility staffing and support services. The OneSource Group provides these services to customers who own, manage and/or occupy commercial, institutional, governmental, industrial, hospitality and recreational facilities.

Services, Clients and Contracts

Commercial Cleaning

The US Facilities Services Businesses have a broad and diversified client portfolio which includes customers with varying levels of service complexity and needs. For example, the OneSource Group serves high-end retailers whose facilities services specifications are a direct reflection of their brand image goals and requirements. Other clients, such as airport authorities, airlines, governmental agencies and high-tech companies operate in highly regulated and secured environments which demand higher levels of operational audits and compliance. While cost control strategies are prevalent among all customers, cost management and cost reduction strategies are especially intense amongst clients such as real estate investment trusts (REITs), financial institutions and property management firms. Ultimately, the OneSource Group provides commercial cleaning services to substantially all types of facilities within public, private and government sectors including office buildings, large retail establishments, financial institutions, educational facilities, port authorities, airlines, commercial real estate corporations, downtown improvement districts, public venues and specialty manufacturing facilities.

The OneSource Group's commercial cleaning service offering includes services such as office and interior space cleaning, porter/matron services, aircraft cleaning, recycling, trash removal, restroom cleaning, kitchen and break room maintenance, glass cleaning, blind and drapery maintenance, upholstery

cleaning, carpet and floor care and public space maintenance such as litter removal, street cleaning, pressure washing and graffiti removal. These services represented approximately 86 percent. of net sales in the year ended March 31, 2005.

The OneSource Group's commercial cleaning revenue is earned from service agreements, primarily recurring in nature, that reflect client specifications, statutory regulations, union terms where applicable, insurance and safety requirements, and other appropriate governing information. In addition the businesses offer periodic services, a variety of tenant services and one-time services outside of the primary contracts. Service contracts are generally awarded on a fixed period basis and major customers keep the performance, quality and price competitiveness of their contractors, such as the OneSource Group, under continuous review.

The majority of customer contracts are obtained through competitive bidding. Many customers who own, operate or occupy multiple facilities utilise a national or multi-regional approach when procuring contract cleaning services. Contracts for cleaning services are typically written for an initial period of up to three years and many have automatic renewal clauses. However, contracts are usually subject to termination by either party on the giving of a minimum of 30 days' notice.

Landscaping Services

Within the US Facilities Services Businesses there is broad diversification of size, scope and requirements among clients in the landscaping services portfolio. More specifically, distinct differences exist in customer requirements based on exterior facility appearance goals, financial limitations, site traffic levels, seasonal and weather conditions as well as the commercial function or use of the facility and outdoor space. For instance, the OneSource Group provides landscaping and other facility support services for several top amusement and theme parks whose combined attendance during 2005 exceeded 9.7 million people. Each amusement and theme park relies heavily on the quality, appearance and innovation of their high-use outdoor environments to attract new and repeat patrons. For another client, the OneSource Group provides comprehensive landscaping and golf course maintenance services for the country's largest retirement golf community with more than 62,000 residents and 292 holes of golf, balancing the challenges of the extensive technical operations required to maintain the aesthetics of the community's public grounds and recreational amenities with the client's strict water usage and operating expense controls. The OneSource Group also has numerous customers such as homeowners associations, municipalities and departments of transportation with mandated standards for the appearance and maintenance of public spaces where services must be provided within a fixed budget.

Overall, the US Facilities Services Businesses provide landscaping services to substantially all types of facilities and grounds within public, private and government sectors including hotels and resorts, theme parks, golf courses, homeowner associations, multi-family residential communities, sports venues, corporate campuses and office buildings, retail and banking centres, educational facilities and public highways.

Landscaping services encompass a variety of services which include general groundskeeping and landscape maintenance, golf course maintenance, fertilisation, seeding and overseeding, aerification and thatching, seasonal colour planting and tree care, landscape rejuvenation, irrigation operation and maintenance, insect and disease control and sports turf maintenance. These services represented approximately 9 percent. of net sales in the year ended March 31, 2005.

The OneSource Group's landscaping revenue is earned from service agreements, primarily recurring in nature, that reflect client specifications, statutory regulations, insurance and safety requirements, and other appropriate governing information. In addition the business offers periodic services, one-time and other ancillary services outside of the primary contracts.

The majority of customer contracts are obtained through competitive bidding. Relative to the overall facilities services businesses, fewer customers utilise a national or multi-regional approach when procuring landscaping services. Due to the start-up investment and the market requirements for warranties on new plantings and horticulture services, contracts for landscaping services are typically written for an initial period of up to five years with many contracts having automatic renewal clauses, although contracts are usually subject to termination by either party giving a minimum of 60 days' notice.

Ancillary Services

Within the customer base of the US Facilities Services Businesses, customers often require a variety of ancillary services. Depending on the complexity of facilities operations or the strategy of a client's

business, customers may choose to integrate some or all of these services under one contract. In other instances, customer needs may be one-time or periodic in nature.

The OneSource Group provides a wide range of ancillary services which include engineering services, mechanical maintenance, heating, ventilation and air conditioning services, lighting and relamping services, exterminating services, exterior window cleaning, metal and marble maintenance and foul-weather clean-up. Combined, these ancillary services represented approximately 5 percent. of net sales in the year ended March 31, 2005.

The OneSource Group often provides these ancillary services as part of an integrated facilities services programme together with commercial cleaning or landscaping services. Alternatively, one or more of these ancillary services may be provided as part of a stand-alone service agreement.

US Facilities Services Industry

The facilities services industry in the US is divided between in-house and outsourced services. In recent years, there has been a strong and growing trend in the US for businesses to focus on their core competencies and outsource their non-core activities and services.

The vast majority of the US facilities services industry is comprised of small private companies, with modest revenues, operating within a single city or localised geographic area. A lesser number of companies operate on a regional or multi-regional level and a limited number of companies operate on a national or multi-national basis. The industry has experienced restructuring through consolidation at all levels, with the majority of the activity occurring at the regional and multi-regional levels. Competition levels within each segment and region of the US facilities services industry vary depending on a number of factors, including the type of service being provided, the business sector and the individual customer requirements, as well as the number of companies providing service within a specific geographic area and their respective financial strength and capabilities. Participants in the outsourced facilities services industry compete using a variety of strategies. Most participants strive to differentiate themselves as a low cost provider, while others emphasise their ability to provide a variety of services or specialised services, or stress their credentials as a trusted company with good service by pointing to their high client and employee retention rates. Companies provide their services either through their own employees, subcontracting agreements with other companies, or the use of franchise arrangements.

The aggregate value of the outsourced commercial cleaning marketplace in the United States is estimated by the OneSource Group to be $38.0 billion in annual revenues. Given that the delivery of commercial cleaning services is highly localised in nature, niche geographic opportunities are created for small companies at the local level. Based on the most recently available market information, approximately 66,500 corporations provide cleaning services in the US. The majority of cleaning services providers are privately held companies that employ less than 100 workers. This high level of participation reflects low barriers to entry at the local, small company level. A smaller number of companies operate on either a regional, national, or, in some cases, multi-national scale. In the US commercial cleaning services sector, the major competitors of the US Facilities Services Businesses include ABM Industries, Aramark Corporation and Sodexho Alliance at a national level and UNICCO Service Company, GCA Services, Sanitors, Temco Service Industries and Control Building Services at a regional level.

The aggregate value of the US outsourced commercial landscape services marketplace is estimated by the OneSource Group to be $9.5 billion in annual revenues. Similar to the commercial cleaning services marketplace, the commercial landscape services marketplace is highly fragmented, with many small, local suppliers in geographic markets and few providers operating on a regional, national or multi-national basis. In the US landscape services sector, the major competitors of the US Facilities Services Businesses include The TruGreen Companies, ValleyCrest Companies (including their US Lawns subsidiary), Meadowbrook Golf/IGM and The Brickman Group.

Response to Competitive Markets

As a national provider, the OneSource Group differentiates itself through its broad geographic scope of service operations, value-added client service programmes, market reputation and its ability to capitalise on emerging regional and national procurement trends within the US facilities services industry. The OneSource Group pursues a strategy of high emphasis on customer retention, expansion of services to existing clients and new business development.

In response to the emerging regional and national trends, and consistent with its sharp focus on customer retention, the OneSource Group has developed a well-distributed management infrastructure designed to

optimise communications, direct service operations and manage customer relationships at a local, regional and national level. This infrastructure includes more than 100 district managers in local markets, 27 vice presidents in regional markets and nine managing directors in multi-regional markets/the national market. The OneSource Group's sales and marketing efforts are conducted by its corporate, regional and district offices. Sales, marketing, management and operations personnel in each office are directly engaged in sales and service to existing and prospective customers.

In order to respond to the varying needs of the marketplace, the OneSource Group has developed a comprehensive national account support structure providing focused, specialised client services. Examples include operational and compliance reviews in aviation markets, specialised client quality assurance in retail markets and single point of contact structures for financial institutions with many branch operations. The OneSource Group has also developed and maintains a standardised labour scheduling and pricing model which allows appropriate pricing efficiency for local, regional and national opportunities and brings consistency and reliability into service operations.

In order to meet continued requirements for cost reduction and control, the OneSource Group utilises a network of back-office operations to drive further efficiency and value into its service operations. This network includes hub, major office, branch office and remote office environments allowing operational and administrative staff to be closer to the front lines of the business, heightening customer focus and responsiveness while providing overhead and cost efficiencies in payroll, billing, accounts payable and other administrative and financial functions. This network is supported by the OneSource Group's ability to utilise and leverage technology to drive proactive management of job budgets and labour costs, to create best practice standards in the areas such as accounts receivable, billing, quality assurance and payroll as well as to reduce overall transaction costs.

Additionally, the OneSource Group's centralised and standardised technology platforms enable the organisation to reduce and manage IT licensing, implementation, maintenance and development costs as well as support the efficient integration of enhanced technologies to further advance back-office operations. The OneSource Group has continually invested in back-office infrastructure and technology platforms to create timely information which reduces response time for corrective actions and customer requests. Some examples include daily exception-based reporting, on-premise, real-time timekeeping tools for high security environments, web-based inspections systems and on-line interactive work order dispatch and tracking systems.

The marketplace in which the OneSource Group competes requires quality assurance measures, total cost management understanding, consistency of reliability and client focused programmes. The Directors believe that, given this strategy and approach to the market, the OneSource Group is well positioned to continue as a national leader within the sectors of the US facilities services industry sectors in which it operates.

DIRECTORS AND MANAGEMENT

The Directors of the Company are as follows:

Lord Michael Anthony Ashcroft, KCMG 59 years (*Chairman*)	Lord Ashcroft has been Chairman of BB Holdings since 1987. He was formerly Chairman and Chief Executive Officer of ADT Limited (1977 to 1997). He is Chairman of the Trustees for a number of charities – Michael A Ashcroft Foundation, Crimestoppers, and Prospect Education (Technology) Trust. He was Belize's Permanent Representative to the United Nations until April 2000 and Treasurer of the Conservative and Unionist Party in the United Kingdom from 1998 to 2001. He was appointed to the Board of the Conservative and Unionist Party in the United Kingdom in May 2005 and was appointed Deputy Chairman in December 2005. In March 2000, he was appointed as a life peer in the British House of Lords and in June 2000 he was awarded a Knighthood (KCMG – Knight Commander of the Order of St. Michael and St. George) for public service to the community and to the country of Belize.
Cheryl Christine Jones 47 years (*Chief Executive Officer*)	Ms. Jones has been a director of BB Holdings since 2003. She was appointed Chief Executive Officer of OneSource Holdings, Inc. in April 2003. She had previously been Executive Vice-President since June 2002 having joined the company as Senior Vice-President in June 2001. Prior to joining, she served as Senior Vice-President of National Linen Service, a subsidiary of National Service Industries, Inc. where she held a variety of senior management positions from 1994 to 2001.
Peter Michael Reeder Gaze 54 years (*Non-Executive Director*)	Mr. Gaze has been Executive Vice-President and Chief Financial Officer of BB Holdings since 1998. He is a Fellow of the Institute of Chartered Accountants in England and Wales, having trained with the international accounting firm of Coopers & Lybrand in London. Prior to joining BB Holdings, he was the Group Financial Controller of ADT Limited from 1990 to 1997.
Philip Charles Johnson 49 years (*Non-Executive Director*)	Mr. Johnson has been President of BB Holdings' financial services business since 1995. Prior to joining BB Holdings, he spent ten years in a variety of commercial roles, including over seven years with Lonrho plc, having previously qualified as a Chartered Accountant.
Melquisedec Joseph Flores 40 years (*Non-Executive Director*)	Mr. Flores is a financial consultant. He is a member of the Institute of Chartered Accountants of Belize and the American Institute of Certified Public Accountants.

The senior management of the US Facilities Services Businesses are as follows:

Cheryl C. Jones 47 years	Chief Executive Officer
Charles E. Miller Jr. 52 years	Chief Financial Officer
Scott E. Friedlander 48 years	Chief Legal Officer
Gwen D. Hoffman 54 years	Chief Administrative Officer
Christopher M. Hughes 40 years	Senior Managing Director
Thomas M. Persinger 38 years	Senior Managing Director

EMPLOYEES

Following the Demerger, the OneSource Group will have approximately 30,000 employees on either a full-time or part-time basis. All employees are based in the United States.

Approximately 33 percent. of the employees are represented by trade unions or covered by collective bargaining agreements. The Directors consider that relations with employees and their unions are generally satisfactory. Union contracts are typically renegotiated every three to five years.

Many of the management and supervisory employees of the US Facilities Services Businesses are offered performance incentives on a variety of relevant criteria. The rewards are usually, but not exclusively, cash based. The OneSource Group will be reliant on its employees at all levels and maintaining competitive remuneration strategies and retaining qualified employees is a priority.

LONG-TERM EXECUTIVE INCENTIVE PLAN

It is the Company's intention, in due course, to put in place appropriate arrangements for providing long-term incentives to key executives.

CURRENT TRADING AND PROSPECTS

The figures presented below for the financial years ended March 31, 2005 and 2004 and the nine month periods ended December 31, 2005 and 2004 are unaudited.

In the year ended March 31, 2005, the US Facilities Services Businesses generated an operating income of $3.2 million (2004: $3.8 million) on net sales of $781.6 million (2004: $780.7 million). Revenues were comparable year-on-year due to the net effect of new contracts won and lost in a price competitive market. In the year ended March 31, 2005, gross profit margins improved to 10.4 percent. from 9.9 percent. in the previous financial year, due principally to more efficient management of labour related costs and other direct costs of sale. Selling, general and administrative expenses increased in the year ended March 31, 2005 compared with the previous financial year, due mainly to investment in support of the planned growth in revenues and an increase in personnel costs.

In the nine months ended December 31, 2005, the US Facilities Services Businesses generated an operating income of $6.2 million (2004: $6.0 million) on net sales of $611.6 million (2004: $589.2 million). The OneSource Group met its revenue growth and gross profit margin performance objectives for the nine month period ended December 31, 2005. Successful customer retention efforts were complemented by the addition of several new contract wins and the expansion of existing relationships with some of the OneSource Group's largest customers. In all there were more than twenty-five major contract wins and renewals during the third quarter of the year, in addition to the expansion of services with three of the top fifty customers. The OneSource Group continues its focus on overall cost controls, driving efficiencies into back-office environments and further advancing client-focused programmes designed to deliver quality assurance and reliability. Profitability growth and improving efficiency remain top priorities.

The Directors believe that the OneSource Group will continue to be successful in retaining customers in a competitive environment as well as attracting new business in its main markets by distinguishing its service offerings through continued focus on prioritising customer needs, utilising its breadth of service offerings and exploiting its technology advancements. This will be supported by the retention of its decentralised management infrastructure and the support it gives to provide customers with the services they require. The OneSource Group is committed to continuing this strategy as well as conducting reviews of selected acquisition targets.

FINANCIAL INFORMATION

Further financial information (unaudited) on the US Facilities Services Businesses is contained in Parts 5 and 6 of this document.

The Directors' current intention is to prepare and publish audited consolidated financial statements for the Company in US dollars and in accordance with applicable accounting standards in the United States made up to March 31 in each year. Both half-year and annual financial information will be published in accordance with the AIM Rules. Quarterly financial information will not be published.

REASONS FOR THE DEMERGER AND ADMISSION TO AIM

The board of directors of BB Holdings and the Board believe that the Demerger will enable OneSource to manage and develop the US Facilities Services Businesses more effectively as an independent group

that has its own distinct identity both in the markets in which it operates and in the financial and investment communities that support it.

The US Facilities Services Businesses, and their management, customers and workforce, are separate in nature and geography from the financial services business of BB Holdings, which is based in Belize. The board of directors of BB Holdings and the Board regard the Demerger as an opportunity for OneSource to increase the value of the US Facilities Services Businesses at a faster rate than under the ownership of BB Holdings.

The strategic focus of OneSource will be to continue to develop and grow the US Facilities Services Businesses with the goal of maximising shareholder value. OneSource will pursue a number of ways to deliver strong performance including organic growth, efficiency and cost improvement programmes as well as reviewing selected acquisition opportunities and continually re-appraising its operations for strategic fit with the needs of current and potential customers.

AIM is an increasingly international stock market and accordingly the Board considers AIM to be an appropriate market for the trading of the Company's shares. The Board believes that the regulatory environment and the cost structure arising from a listing on AIM is more appropriate for a company such as OneSource. The Directors believe that the Demerger and Admission of the Company to AIM will:

- increase the OneSource Group's profile within its markets as a clearly identifiable standalone facilities services business; and
- provide the Company with more opportunities for developing its stated strategy of organic growth and selective acquisitions by providing a platform for capital raising.

The Directors believe that the above factors will enhance the Company's position with current and prospective customers and support the recruitment and incentivisation of key employees.

DIVIDEND POLICY

The payment and amount of dividends will be determined from time to time by the Directors based on factors including, but not limited to, the results of operations, financial conditions, cash requirements and future prospects of the Company at the time the declaration of a dividend is being considered. For the foreseeable future it is anticipated by the Directors that the Company will not pay dividends but will preserve any surplus cash for business development purposes. This policy will be reviewed at least on an annual basis.

CORPORATE GOVERNANCE

Following Admission, the Company will be subject to the continuing requirements of the AIM Rules, but will not be subject to the UK Combined Code on Corporate Governance. However, the Company has established an audit committee comprising the non-executive Directors of OneSource.

ADMISSION, SETTLEMENT AND DEALINGS

It is expected that, on or about February 24, 2006, OneSource Shares will be admitted to trading on AIM and that dealings will commence on that date. The ISIN (International Securities Identification Number) for the OneSource Shares will be BZP736741061.

As the Company is not a UK company, OneSource Shares cannot be held or transferred directly in CREST. However, OneSource Shares may be held electronically through CREST by way of a "Depositary Instrument".

Depositary Instruments are independent uncertificated securities constituted under English law which represent OneSource Shares on a one for one basis. They will be issued by Capita IRG Trustees Limited (as the Company's depositary) upon application by OneSource Shareholders, against deposit of the underlying OneSource Shares. OneSource Shares represented by the Depositary Instruments will be registered in the Company's register of members in the name of a trustee, who will hold OneSource Shares on trust for the investors who hold the Depositary Instruments which represent such OneSource Shares.

Holders of Depositary Instruments will be entitled to receive notices of meetings and other notices issued by the Company, exercise the voting rights attached to the underlying shares and receive all dividends paid by the Company from time to time to OneSource Shareholders.

This means that, from a practical point of view, OneSource Depositary Instruments can be credited to the same member account as all the other CREST investments of any particular investor. Shares held through Depositary Instruments will be held and transferred in the same way as other companies' shares participating in CREST. The Depositary Instruments are expected to have the same security code (ISIN) as the underlying OneSource Shares which, following Admission, will be admitted to trading on AIM.

CREST is a voluntary system and OneSource Shareholders who wish to settle in materialised form can continue to trade by means of stock transfer forms and hold paper share certificates.

In general, the Depositary Instruments held in uncertificated form in CREST will be subject to the rules, regulations and procedures governing CREST and its system members from time to time. Ownership of a Depositary Instrument held in uncertificated form in CREST may only be transferred in compliance with procedures of CREST in effect from time to time.

INFORMATION FOR NON-UK SHAREHOLDERS

Any person outside the UK (who is resident in, or has a registered address in, or is a citizen of any territory outside the UK) and who is to receive OneSource Shares under the Demerger should consult his or her own professional advisers and satisfy himself or herself as to full observance of the laws of the relevant territory in connection therewith, including any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for non-UK shareholders may be affected by the laws of their respective jurisdictions. Such non-UK shareholders should inform themselves of and observe all applicable legal requirements.

In the event that the Company is advised that the distribution of OneSource Shares to a Qualifying BB Holdings Shareholder pursuant to the Demerger (or in the case of DTC, its Alternative Recipients) would or may infringe the law of any jurisdiction or necessitate compliance with any special requirement, the Directors may determine that such OneSource Shares shall not be distributed to such non-UK shareholder, and the non-UK shareholder's entitlement to OneSource Shares pursuant to the Demerger shall be sold on behalf of such non-UK shareholder as soon as reasonably practicable after Admission at the best price that can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale expenses, being remitted to the non-UK shareholder.

FURTHER INFORMATION

Your attention is drawn to Parts 3 to 7 of this document, which provide additional information in relation to the matters discussed above.

PART 3

RISK FACTORS

General

The risks set out below are the risks which the Directors currently consider to be material but are not the only risks relating to the OneSource Group. There may be additional material risks that the Directors do not currently consider to be material or of which the Directors are not aware. In addition to the other information contained in this document, the following risk factors affecting the OneSource Group should be considered carefully. In particular, the performance of the OneSource Group could be affected by changes in the market and/or economic conditions and in legal, accounting, regulatory and tax requirements.

US Facilities Services Businesses

General Economic Cycles and Trends

The business and growth strategies of the OneSource Group depend in large part on the continuation of the current trend toward outsourcing services in the US facilities services industry. Customers will outsource if they perceive that outsourcing may provide higher quality services at a lower overall cost and permit them to focus on their core business activities. The Company cannot be certain that this trend will continue in all geographic areas or business sectors or not be reversed or that customers that have outsourced functions will not decide to perform these functions themselves.

Certain trends in the US labour market, or in certain specific areas, could adversely impact the pool of labour resource for the facilities services industry. Specifically, reduced levels of unemployment in recent years have created periodic shortages of qualified workers at a variety of levels in various markets. Given that the OneSource Group's workforce requires large numbers of entry level, skilled and hourly workers, low levels of unemployment could compromise the OneSource Group's ability to provide quality service. A failure to hire, train and retain qualified management personnel, particularly, but not exclusively, at the entry management level, could also jeopardise the ongoing operations of the US Facilities Services Businesses. The competition between companies for these types of employees among all US service sectors continues to be aggressive. The inability or reluctance of the OneSource Group to maintain competitive compensation, training and benefit programmes could have an adverse effect on its ability to maintain quality service or customer retention levels, thereby affecting the strength of the organisation. Furthermore, increases in employee wages or benefits, whether regulatory or otherwise, could have an adverse impact on the OneSource Group's results of operations.

Revenues for contract services and periodic services in the commercial real estate segment are directly related to building occupancy levels and the rental income of building owners. As a result, lower levels of building occupancy in customer facilities subsequently reduce demand and create pricing pressure on building maintenance and other services within that facility. In certain geographic areas tenant leases may not include full service cleaning and building maintenance services. In these instances, if the OneSource Group performs common area building maintenance services for the property owner or building management company, it typically has the opportunity to provide a variety of additional services directly to tenants. A decline in occupancy rates could result in a decline in revenues from landlords as well as a decline in demand for services from tenants which would adversely impact the OneSource Group's sales, margins and results of operations.

Self-Insurance

A historic practice common in the facilities services industry in the US is to operate a self-insurance programme with respect to workers' compensation, general liability and automobile insurance coverages. In line with this practice, the OneSource Group, which was created through a number of historic acquisitions, has a significant volume of prior period, as well as current, self-insured claims (including workers' compensation, general liability and automobile liability) for which the OneSource Group is liable.

As a result of the large number of claims and the complexity of actuarial and other assumptions utilised to calculate the OneSource Group's estimated historic and current ultimate loss liability exposure, and the materiality of the total amounts involved, independent actuaries are used to perform the calculations of ultimate loss liabilities and related cash flows. The actuaries use a number of actuarial methods

acceptable within the industry. While actuarial science is quantitative in many respects, there are aspects that are qualitative and subjective in nature. In applying actuarial techniques, actuaries may have different interpretations of patterns and trends, thereby creating situations where actuaries may have differing opinions as to the level of the estimated aggregate ultimate loss liability. This therefore could lead to a variable and adverse impact on the OneSource Group's results of operations.

The OneSource Group's self-insurance programmes are built around the policies and programmes offered by the US insurance industry. The insurance industry generally requires collateral in respect of the type of insurance programme carried by the OneSource Group. This is because the OneSource Group's primary insurance carrier is ultimately liable for settling the claims if the OneSource Group was unable to do so. These retention amounts are then recovered from its client. If its client is then unable to pay the primary insurance carrier, the carrier is exposed to a loss. Therefore the insurance carrier generally requires the client to provide collateral to cover the potential exposure. The amount of collateral required is dependent on the insurance carrier's assessment of its client's current and future liabilities as well as its creditworthiness. Moreover, the insurance carrier uses quantitative actuarial measures to review the aggregate liabilities, as well as qualitative standards and discretionary factors common to the insurance industry, and also its own internal policies that allow for differing points of view between actuaries. Taking into consideration all of these factors, the amounts of collateral required to be provided by the OneSource Group to its insurance carrier can vary significantly.

Decisions on the timing and volume of the OneSource Group's utilisation of cash to settle claims is a function of the willingness of claimants to settle, the determination of the appropriateness of the return on investment, and the utilisation and availability of cash for these initiatives as opposed to other alternatives. Furthermore, the OneSource Group does not have control over certain other factors affecting these claims, such as statutory or legislative requirements or changes, or changes in medical care costs. Therefore, the OneSource Group's utilisation of cash to settle claims can significantly vary from period to period for a number of reasons, some of which are outside the control of the OneSource Group.

The Directors recognise the OneSource Group's need to continue to invest in monitoring and managing the process and practices in this area, and to continue to review opportunities to reduce the ultimate liability and amount of collateral required.

Competitive Environment

The US Facilities Services Businesses face significant competition within the US facilities services industry from companies of various sizes with local, regional and national market presence, many of which have considerable financial resources. The OneSource Group's ability to compete successfully depends on its ability to provide quality service and value-added programmes to customers at reasonable prices. Certain of its competitors have been and may in the future be willing to underbid the OneSource Group or accept a lower profit margin or expend more capital in order to obtain or retain business. Also, certain regional and local service providers may be better established within a specific geographic region, potentially placing the OneSource Group at a competitive disadvantage when competing for new or continuing business in that area. These strong competitive pressures could inhibit the OneSource Group's success in bidding for profitable business and improving margins, as new accounts are typically bid at lower margins than existing contracts. Indirectly, the OneSource Group competes with building owners and businesses which may elect to perform internally one or more of the services provided by the OneSource Group. These building owners and businesses might have a competitive advantage in regions where the OneSource Group's services are subject to sales taxes, whereas services performed by in-house operations are not.

Labour Unions

Approximately 33 percent. of the employees of the US Facilities Services Businesses are represented by unions and covered by collective bargaining agreements. While the OneSource Group respects employees' rights to unionise or not to unionise, additional unionisation of the workforce could increase direct labour costs to the marketplace. In the event that these cost increases cannot be absorbed by the marketplace, the OneSource Group's operating margins and results of operations may be adversely impacted. When one or more of the collective bargaining agreements are subject to renegotiation, the OneSource Group and the union may not agree on terms, which could result in a strike, work slowdown or other job action at one or more of the OneSource Group's locations. This could disrupt the OneSource Group in providing its services. The Directors believe that the OneSource Group's overall relations with the unions are satisfactory, that union programmes can assist in providing a

stabilisation of the employee base and that the OneSource Group is well-positioned to deal with unionisation and union issues as they arise.

A feature common in many individual union agreements in the US is for the relevant employer to participate in the union's multi-employer defined contribution and/or defined benefit pension plan. As a national facilities services provider, the OneSource Group is an active participant in such arrangements. An employer may cease to be a part of such arrangements where, for example, its employees are no longer part of the relevant union or where the union members are no longer employed by the company. Under US law, where an employer, in effect, withdraws from such pension arrangements (either wholly or partially for the above reasons) a potential future liability may arise to the extent that any subsequent unfunded vested benefits may be allocated to that employer. The potential liability could arise or be notified to an employer many years after such withdrawal. Although in the experience of the OneSource Group such claims have not been common and there are factors which may mitigate the success of such a claim, or eliminate it in its entirety, a successful claim could lead to an adverse impact on the OneSource Group's financial position.

Collection of Revenue

A significant proportion of the costs of providing services in the facilities services industry are associated with direct labour (i.e. wages, payroll taxes and benefits). Consequently, if situations arise where any revenues are not collectable (i.e. through bankruptcies or otherwise), the monies due relate in large part to direct labour costs already expended. Therefore an increase in receivable days outstanding would adversely affect cash flows as, in practice, payments to employees cannot be delayed to compensate for a slowdown of cash collections. However, the Directors believe that the OneSource Group's balanced customer portfolio, along with management's continued investment in credit review procedures and overall account receivable management, position the OneSource Group well to address this industry issue.

Contracts and Pricing Structure

In negotiating its contracts, the OneSource Group seeks to ensure that customers pay for increases in certain underlying costs associated with providing its services. In the event that a substantial cost acceleration in direct labour, materials, equipment or supply costs occurs, and the OneSource Group cannot pass through the increases to its customers under these contracts in a timely manner, or at all, then the OneSource Group's costs and expenses will increase without corresponding increases in revenues. Profitability on customer contracts is dependent on the OneSource Group's ability to predict accurately the costs and expenses associated with its services. To the extent that the OneSource Group is unable to pass these costs on to its customers for competitive or economic reasons, profit margins and profitability on those accounts will decrease. The OneSource Group has invested resources in developing and maintaining standardised labour scheduling and pricing models and the Directors believe that it is well positioned to continue to monitor and manage the pricing structure and strategy for the US Facilities Services Businesses.

Legislative Changes

The legislative areas in the United States, which usually have the greatest impact on the facilities services industry due to the cost structure of providing those services, include those related to direct labour costs, the ability to hire employees, and those associated with revenue and billing (i.e. taxes). The OneSource Group recognises the need to invest in qualified staff and other resources to monitor legislative changes, and, where permitted, will seek to manage the effects on operations, and contribute to the legislative change process.

Additional Capital Requirements to Fund Ongoing Operations

The Directors believe that, based on the current business plan for the US Facilities Services Businesses and budgeted growth, the existing assets of the OneSource Group, anticipated debt capacity and future net cash flow, will be sufficient to fund its operations for the foreseeable future. However, if the OneSource Group's working capital needs exceed current projections, the OneSource Group may need to raise additional capital from equity or debt sources. Further equity financing may be dilutive to existing OneSource Shareholders or result in the issuance of securities whose rights and privileges are senior to those attaching to existing OneSource Shares. If any such future funding requirements are met through additional debt financing, the OneSource Group may be required to adhere to covenants restricting its future operational and financial activities. If the OneSource Group is unable to secure additional funds

when needed or cannot do so on terms it finds acceptable, it may be unable to expand its operations, take full advantage of future commercial opportunities or respond adequately to competitive pressures, any of which may have an adverse effect on the Company's results of operations.

Future Acquisitions

The OneSource Group may engage in future acquisitions that could dilute the equity of OneSource Shareholders or increase the level of debt, both of which could adversely affect the Company in the short-term. The OneSource Group will pursue growth opportunities through internal development and may expand its operations through the acquisition of complementary businesses. The Directors are unable to predict whether or when any prospective acquisition, if pursued, will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of the OneSource Group's resources and management's attention. There can be no assurance that the OneSource Group will be able successfully to identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into its operations, or expand into new geographic areas or market sectors.

Furthermore, once integrated, acquisitions may neither achieve comparable levels of revenues, profitability or productivity as existing businesses nor otherwise perform as expected. The occurrence of any of such events could adversely affect the financial condition or results of operations of the OneSource Group. Future acquisitions may require substantial capital resources, which would require the Company to seek additional debt or equity financing.

Trading on AIM and Liquidity

The share prices of publicly quoted companies can be volatile. The price of shares is dependent upon a number of factors, some of which are general or market specific, others which are sector specific and others which are specific to the Company. It may be the case that the market price of OneSource Shares does not fully reflect the underlying net asset value of the Company.

Although OneSource Shares will be traded on AIM, this should not be taken as implying that there will always be a liquid market in OneSource Shares. In addition, the market for shares in smaller public companies is less liquid than for larger public companies and the majority shareholding of Lord Ashcroft, KCMG, which is described below, may also affect the liquidity of the market for OneSource Shares. Therefore an investment in OneSource Shares may be difficult to realise and the share price may be subject to greater fluctuations than might otherwise be the case.

OneSource Shares will be quoted on AIM rather than on the Official List of the UK Listing Authority. An investment in shares quoted on AIM may carry a higher risk than an investment in shares quoted on the Official List as the AIM Rules are less demanding than the rules of the Official List. Investors should be aware that the value of OneSource Shares may be volatile and may go down as well as up and investors may not recover their original investment.

No application has been made for OneSource Shares to be listed on any other recognised investment exchange, including any in the United States. The AIM Rules are less demanding than the rules of the New York Stock Exchange and the rules of Nasdaq.

Control of the Company

Lord Ashcroft, KCMG will, following Admission, beneficially own and control 2,757,555 OneSource Shares, representing approximately 73.3 percent. of the Company's issued share capital immediately after Admission. Consequently, Lord Ashcroft will control the Company and will retain the power to elect all of its directors and to determine the outcome of any action requiring shareholder approval, including any acquisitions (whether or not undertaken with a related party) classified as a reverse takeover under the AIM Rules.

Belizean Law

Your attention is drawn to paragraph 8 of Part 7 of this document, detailing the rights attaching to the OneSource Shares contained in the memorandum and articles of association of the Company and the rights enjoyed by shareholders generally under the IBCA.

You should note that the IBCA imposes fewer obligations and restrictions on the Company than would be the case were it a public company incorporated in the United Kingdom and subject to the Companies Act or a listed US company. For example, there is no obligation on the Company to hold general

meetings and the share capital of the Company may be increased and reorganised without the prior approval of shareholders.

As an international business company incorporated under the IBCA, the Company is deemed to be non-resident in Belize for exchange control purposes. Accordingly, there are no limitations currently in effect under the IBCA on the rights of non-residents of Belize to hold, transfer or vote shares in the Company and there are no restrictions on the Company's ability to issue new shares or pay dividends or other distributions to holders of shares in the Company. However, there can be no assurance that the Government of Belize will not further modify, amend, repeal or enact rules, regulations or laws, including retrospective amendments, that will impose restrictions on the rights of non-Belizean investors to hold, transfer or vote shares in the Company, or that will eliminate or curtail any rights or benefits that the Company may have pursuant to its incorporation under the IBCA.

Under the IBCA, the Company is required to maintain a registered office and appoint a registered agent in Belize. Only attorneys, duly qualified accountants, local licensed financial institutions and persons designated by the Attorney General of Belize are entitled to act as registered agents under the IBCA. The Belize Bank Limited acts as a registered agent to a number of international business companies, including the Company.

The foregoing factors are not exhaustive and do not purport to be a complete explanation of all the risks and significant considerations involved in investing in the Company.

PART 4

ACCOUNTANTS' REPORT AND SPECIAL PURPOSE FINANCIAL INFORMATION ON ONESOURCE SERVICES INC.



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
OneSource Services Inc.
60 Market Square
PO Box 1768
Belize City
Belize
Central America

Cenkos Securities Limited
6, 7, 8 Tokenhouse Yard
London
EC2R 7AS
United Kingdom

February 8, 2006

Dear Sirs

OneSource Services Inc.

Introduction

We report on the special purpose financial information set out on page 23. This special purpose financial information has been prepared for inclusion in the admission document dated February 8, 2006 (the "Admission Document") of OneSource Services Inc. (the "Company") on the basis of the accounting policies set out in note 2 to the special purpose financial information. This report is required by Item 20.1 of Annex I of the AIM Rules and is given for the purposes of complying with that paragraph and for no other purpose.

Responsibility

The directors of the Company are responsible for preparing the special purpose financial information on the basis of preparation set out in note 1 to the special purpose financial information and in accordance with accounting principles generally accepted in the United States of America.

It is our responsibility to form an opinion as to whether the special purpose financial information gives a true and fair view, for the purposes of the Admission Document, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the special purpose financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the special purpose financial information and whether the accounting polices are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the special purpose financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the special purpose financial information gives, for the purposes of the Admission Document, a true and fair view of the state of affairs of the Company as at the date stated in accordance with the basis of preparation set out in note 1 and in accordance with accounting principles generally accepted in the United States of America.

Declaration

For the purposes of paragraph (a) of Schedule Two of the AIM Rules we are responsible for this report as part of the AIM Admission Document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the AIM Admission Document in compliance with Schedule Two of the AIM Rules.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Special Purpose Financial information on OneSource Services Inc.

The balance sheet of OneSource Services Inc. at January 30, 2006 is as follows:

	US$
Current assets	
Cash and cash equivalents	1
Total assets	1
Represented by:	
Called up share capital (note 4)	1

Notes to the special purpose financial information

1. *Basis of preparation*

   The special purpose financial information set out above is based on the financial records of OneSource Services Inc. as at January 30, 2006.

   OneSource Services Inc. was incorporated in Belize on August 30, 2005. Save for entering into the agreements referred to in paragraph 9 of Part 7 of the Admission Document, OneSource Services Inc. has not yet commenced to trade, has prepared no financial statements for presentation to its members and has not declared or paid a dividend.

2. *Accounting policies*

   The balance sheet has been prepared in US dollars and in accordance with the historical cost convention and accounting principles generally accepted in the United States of America.

3. *Costs*

   The costs incurred by OneSource Services Inc. in respect of the proposed admission to AIM will be met by BB Holdings Limited, a company incorporated in Belize and controlled by Lord Ashcroft, KCMG.

4. *Called up share capital*

   OneSource Services Inc. was incorporated with an authorised share capital of US$5,000,000, comprising 50,000,000 ordinary shares of 10 cents each. On incorporation, 10 ordinary shares were allotted to BB Holdings Limited, for cash and fully paid.

5. *Post balance sheet events*

   On February 7, 2006 OneSource Services Inc. and BB Holdings Limited entered into a conditional Demerger Agreement under the terms of which OneSource Services Inc. will acquire from BB Holdings Limited the entire issued share capital of OneSource Holdings (Bermunda) Limited ("OneSource Bermuda"), a company incorporated in Bermuda, and its subsidiaries. OneSource Bermuda is the holding company of the US Facilities Services Businesses of the BB Holdings Group. The consideration for the acquisition will be satisfied by the issue by OneSource Services Inc. of 3,764,355 ordinary shares of 10 cents each to BB Holdings Limited ("OneSource Consideration Shares").

   Pursuant to the Demerger Agreement, on February 7, 2006, the board of directors of BB Holdings Limited declared a dividend distribution, in favour of Qualifying BB Holding Shareholders, of OneSource Shares on the basis of one OneSource Share for every 16 BB Holdings Shares held at the Record Date. The BB Holdings Distribution is conditional on, amongst other things, the transfer of OneSource Bermuda, the issue of the OneSource Consideration Shares and Admission.

PART 5

UNAUDITED FINANCIAL INFORMATION ON THE US FACILITIES SERVICES BUSINESSES

Set out below is the unaudited combined financial information on the US Facilities Services Businesses for each of the three years ended March 31, 2005. The combined financial information has been prepared to show the results and financial position of the businesses as if they had existed as a discrete operation since April 1, 2002. Full details as to the basis of preparation are set out in the notes thereto. The unaudited combined financial information does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Combined Statements of Income

Year ended March 31	*Notes*	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Net sales		781.6	780.7	788.7
Cost of sales		(700.7)	(703.1)	(707.8)
Selling, general and administrative expenses	17	(77.7)	(73.8)	(85.3)
Operating income (loss)		3.2	3.8	(4.4)
Interest income		1.5	0.8	–
Interest expense	17	(1.9)	(4.7)	(6.9)
Income (loss) before income taxes		2.8	(0.1)	(11.3)
Income taxes	3	(0.7)	(0.9)	1.0
Income (loss) after income taxes		2.1	(1.0)	(10.3)
Minority interests		(1.9)	(1.2)	(1.0)
Net income (loss)		0.2	(2.2)	(11.3)
Earnings (loss) per OneSource Services Inc. ordinary share (dollars)	4			
Basic and diluted		$0.05	$(0.58)	$(3.00)

The accompanying notes are an integral part of the combined financial information.

Combined Balance Sheets

At March 31	*Notes*	***2005 $m***	*2004 $m*	*2003 $m*
Assets				
Current assets:				
Cash and cash equivalents		6.1	14.2	11.1
Restricted cash deposits	5	14.7	14.3	–
Trade accounts receivable – net	6	82.5	88.4	89.4
Other current assets	7	8.8	11.5	9.5
Total current assets		112.1	128.4	110.0
Restricted cash deposits	5	32.7	32.3	–
Property, plant and equipment – net	8	13.1	14.7	18.7
Goodwill – net	9	175.9	178.8	178.2
Other long-term assets	10	8.9	7.8	6.2
Total assets		342.7	362.0	313.1
Liabilities and shareholder's investment				
Current liabilities:				
Short-term debt	11	29.7	37.8	52.3
Accounts payable		9.4	9.7	10.6
Accrued personnel costs		28.7	27.7	29.9
Insurance reserves – current portion	13	18.3	20.3	19.1
Other current liabilities	12	9.9	10.9	12.8
Total current liabilities		96.0	106.4	124.7
Insurance reserves – long-term portion	13	48.1	48.7	53.3
Other long-term liabilities	14	10.8	11.6	12.4
Minority interests		3.9	3.6	3.1
Total liabilities		158.8	170.3	193.5
Commitments and contingencies	15			
Shareholder's investment:				
Net investment by parent undertaking		190.8	198.0	125.6
Cumulative other comprehensive loss	16	(6.9)	(6.3)	(6.0)
Total shareholder's investment		183.9	191.7	119.6
Total liabilities and shareholder's investment		342.7	362.0	313.1

The accompanying notes are an integral part of the combined financial information.

Combined Statements of Changes in Shareholder's Investment

	Net investment by parent undertaking	*Cumulative other compre-hensive loss*	*Total*
	$m	*$m*	*$m*
At April 1, 2002	100.7	(4.5)	96.2
Net loss	(11.3)	–	(11.3)
Minimum pension liability	–	(1.5)	(1.5)
Other movements – cash	37.0	–	37.0
Other movements – non-cash	(0.8)	–	(0.8)
At March 31, 2003	125.6	(6.0)	119.6
Net loss	(2.2)	–	(2.2)
Minimum pension liability	–	(0.3)	(0.3)
Other movements – cash	74.8	–	74.8
Other movements – non-cash	(0.2)	–	(0.2)
At March 31, 2004	198.0	(6.3)	191.7
Net income	0.2	–	0.2
Minimum pension liability	–	(0.6)	(0.6)
Other movements – cash	(6.6)	–	(6.6)
Other movements – non-cash	(0.8)	–	(0.8)
At March 31, 2005	190.8	(6.9)	183.9

Cumulative other comprehensive loss is comprised of the minimum pension liability (note 16).

Year ended March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Comprehensive loss (net of tax):			
Net income (loss)	0.2	(2.2)	(11.3)
Minimum pension liability	(0.6)	(0.3)	(1.5)
Total comprehensive loss	(0.4)	(2.5)	(12.8)

The accompanying notes are an integral part of the combined financial information.

Combined Statements of Cash Flows

Year ended March 31	***2005 $m***	*2004 $m*	*2003 $m*
Cash flows from operating activities			
Net income (loss)	0.2	(2.2)	(11.3)
Adjustments to reconcile net loss to net cash provided (utilised) by operating activities:			
Depreciation	6.1	6.9	8.3
Discount amortisation on insurance reserves	3.4	3.4	3.6
Deferred income taxes	–	1.7	–
Minority interests net of distributions	0.3	0.5	0.5
Other	(0.5)	0.7	–
Changes in assets and liabilities:			
Decrease in accounts receivable	5.9	1.0	16.3
Decrease (increase) in other assets	1.6	(6.2)	1.1
(Decrease) increase in accounts payable	(0.3)	(0.9)	2.7
Increase (decrease) in accrued personnel costs	1.0	(2.2)	2.5
(Decrease) in insurance reserves	(6.0)	(6.8)	(8.1)
(Decrease) in other liabilities	(6.3)	(4.8)	(17.9)
Net cash provided (utilised) by operating activities	5.4	(8.9)	(2.3)
Cash flows from investing activities			
Purchase of property, plant and equipment	(4.3)	(3.1)	(4.2)
Disposal of property, plant and equipment	0.2	0.2	–
Acquisitions	–	(0.6)	(1.3)
Other	–	–	(0.3)
Net cash (utilised) by investing activities	(4.1)	(3.5)	(5.8)
Cash flows from financing activities			
Repayment of short-term debt	–	(41.3)	(24.6)
(Decrease) increase in short-term debt	(2.0)	28.6	(6.2)
(Increase) in restricted cash deposits	(0.8)	(46.6)	–
Net investment by parent undertaking	(6.6)	74.8	37.0
Net cash (utilised) provided by financing activities	(9.4)	15.5	6.2
Net change in cash and cash equivalents	(8.1)	3.1	(1.9)
Cash and cash equivalents at beginning of year	14.2	11.1	13.0
Cash and cash equivalents at end of year	6.1	14.2	11.1
Supplemental cash flow information:			
Cash paid for interest	1.4	3.9	4.7
Cash paid for income taxes (net of repayments)	0.2	1.0	(1.8)
In connection with the acquisition of businesses net (assets) were assumed as follows:			
Goodwill	–	0.6	1.3
Deferred consideration paid	–	(0.6)	(1.3)
Net (assets) assumed	–	–	–
In connection with the disposal of businesses net assets were disposed of as follows:			
Loan notes received	–	–	3.4
Net assets disposed (including goodwill)	–	–	(3.4)
	–	–	–

The accompanying notes are an integral part of the combined financial information.

Note 1 - Basis of preparation

OneSource Services Inc. ("OneSource") was incorporated on August 30, 2005 as an international business company in Belize with registered number 46,251. OneSource was incorporated specifically to enter into the demerger agreement referred to below.

On February 7, 2006, OneSource entered into a conditional demerger transaction with BB Holdings Limited (a company incorporated in Belize and controlled by Lord Ashcroft, KCMG – "BB Holdings"), whereby the US facilities services businesses of BB Holdings (the "US Facilities Services Businesses") will be transferred to OneSource.

This transaction will be effected by BB Holdings transferring to OneSource the entire issued share capital of OneSource Holdings (Bermuda) Limited, a company incorporated in Bermuda ("OneSource Bermuda"). In consideration for this transfer, OneSource will issue 3,764,355 ordinary shares to BB Holdings. OneSource and all of the above referenced transferred businesses are herein referred to as the "Group".

Pursuant to the Demerger Agreement, on February 7, 2006, the board of directors of BB Holdings declared a dividend distribution in favour of Qualifying BB Holdings Shareholders of OneSource Shares on the basis of one OneSource Share for every 16 BB Holdings Shares held at the Record Date. The BB Holdings Distribution is conditional on, amongst other things, the transfer of OneSource Bermuda, the issue of the OneSource Consideration Shares and Admission.

The unaudited combined financial information, as set out herein, for each of the three years ended March 31, 2005, has been prepared to show the results and financial position of the Group as if it had existed as a discrete operation since April 1, 2002.

Prior to Admission, the Group will not have comprised one separate legal entity, nor will it have been structured with a holding company as a separate legal entity. Accordingly, the following summarises the accounting and other principles which have been applied in preparing the unaudited combined financial information.

(a) For the three years ended March 31, 2005, the combined financial information has been prepared by combining the relevant businesses which will form the Group as if they had been owned and controlled by OneSource for all periods presented or, in the case of undertakings acquired or disposed of by BB Holdings in the periods presented, for the period from or to the date on which control passes, utilising the purchase method of accounting.

(b) All transactions and balances between undertakings within the Group and included in the combined financial information have been eliminated.

(c) For the periods presented, some funding of the Group's business was financed by BB Holdings and its subsidiaries ("BB Holdings Group") in the form of equity investment and intra-group loans. As part of the demerger transaction, the equity investment will be replaced by means of the ordinary shares issued by OneSource to BB Holdings under terms of the demerger and through the investment by OneSource in OneSource Bermuda. This entire financing (equity and intra-group loans) has been reflected in the combined balance sheets as a component of equity – "Net investment by parent undertaking." Interest expense arising from intra-group loans has been included in the combined financial information and further details are set out in note 17.

(d) During the periods presented, the Group also had its own financing arrangements in place in the form of bank and acceptance facilities, revolving credit lines and/or invoice discounting facilities and bond/guarantee arrangements with certain third party financial institutions. The interest charges included in the combined financial information reflect the costs of all these facilities and do not include any allocation or recharge of interest related to the BB Holdings Group separate credit facilities.

(e) Almost all of the above referenced businesses were run on a standalone basis within the BB Holdings Group and, accordingly, the businesses provided their own administration and management. The businesses did, however, provide certain support services to the BB Holdings Group and charged an administration fee, comprising an allocation of costs. These management fees are included in the combined financial information and further details are set out in note 17.

(f) Financing guarantee fees were paid by the Group to the BB Holdings Group in return for the provision of guarantees to support a credit facility entered into by the Group. These fees are included in the combined financial information and further details are set out in note 17.

(g) The tax charge included in the combined financial information reflects charges arising within the companies comprising the Group and within the jurisdictions of those companies' operations. There are no intercompany charges or receipts related to taxation that arise from the relationship with the BB Holdings Group.

The group and operating companies that comprise the Group are (i) OneSource Holdings, Inc., and its subsidiaries (principally companies incorporated in the United States) ("OneSource Holdings"); OneSource Holdings is a leading provider of outsourced facilities services, principally providing commercial cleaning, landscaping and value added building maintenance and support services to commercial, institutional, governmental and industrial facilities throughout the United States; (ii) OneSource Finance, S.A. and its subsidiaries (principally financing companies incorporated in Luxembourg and Iceland); and (iii) Harrington Services, Inc. (a management services company incorporated in the United States).

Note 2 – Summary of significant accounting policies

Basis of combined financial information

The combined financial information has been prepared in United States dollars (the Group's reporting and functional currency) in accordance with generally accepted accounting principles in the United States and as described below and in note 1. The preparation of combined financial information in accordance with generally accepted accounting principles in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial information and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables, estimates of future cash flows and discount rates associated with assets, asset impairments, and useful lives for depreciation and amortisation, loss contingencies, income taxes and valuation allowances for deferred tax assets, insurance reserves and relevant discount rates, and the determination of discount and other rate assumptions for pension obligations. Actual results could differ materially from those estimates.

Principles of combination

The Group combines companies in which it owns or controls more than fifty percent of the voting shares. The results of subsidiary companies acquired or disposed of during the year are included in the combined financial information from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in combination.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments, with an original maturity of three months or less. As a result of the short-term maturity of these financial instruments their carrying value is approximately equal to their fair market value.

Trade accounts receivable

Trade accounts receivables arise from services provided to its customers and are generally due and payable on terms varying from the receipt of invoice to net thirty days. The Group does not consider that it has any material exposure due to either industry or regional concentrations of credit risk.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight-line method, over the following periods:

Buildings	life of building, not exceeding 40 years
Leasehold improvements	term of lease
Machinery and equipment	3 to 15 years
Fixtures, fittings and office equipment	3 to 7 years

The carrying value of property, plant and equipment is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Where, in the opinion of the Group, a permanent diminution in the value of property, plant and equipment has occurred, the amount of the diminution is recorded in the combined statements of income.

Repairs and maintenance costs are expensed as incurred. Gains and losses arising on the disposal of property, plant and equipment are included in the combined statements of income.

Goodwill

The goodwill that arises where the acquisition cost of subsidiaries exceeds the fair values attributable to the underlying net assets is capitalised in the combined financial information. With effect from April 2001, the Group applied the provisions of Statement of Financial Accounting Standards No. 142 - Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 eliminated the requirement to amortise goodwill and identifiable assets that have indefinite lives and initiated an annual review for impairment. Prior to adoption of SFAS 142, the Group amortised goodwill on a straight-line basis over its estimated useful life, covering periods not exceeding forty years.

The annual goodwill impairment review is carried out at a reporting unit level. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair market value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair market value of reporting unit goodwill with the carrying amount of that goodwill. The aggregate amount of any impairment loss is included in the combined statements of income.

The implied fair market value of a reporting unit and its related goodwill is measured by the Group principally by reference to present value techniques, comprising discounted cash flows, based on future revenue and margin projections and plans approved by the Group, with the discount rate based on a risk weighted average cost of capital.

Income taxes

Deferred tax liabilities and assets are recognised for the expected future tax consequences of events that have been included in the combined financial information or tax returns. Deferred tax liabilities and assets are determined based on the differences between the combined financial information and tax bases of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realised.

Net sales

Net sales represent the invoiced value of services provided and goods supplied to outside customers net of salesrelated taxes. Revenue from services or products is recognised in the combined statements of income as services are rendered or deliveries are made. The nature of the Group's business is such that revenue is recognised when a written agreement, terms and conditions or an approved customer order is in place and the services have been fully rendered. At that time, pricing is then fixed and determinable. The Group's procedures require review of a customer's ability to pay prior to a service provision, at the time of such provision, and at the time of billing, such that collectability is reasonably assured.

Note 3 – Income taxes

(i) The provision (credit) for income taxes in the combined statements of income was as follows:

Year ended March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Current income taxes:			
US federal taxes	–	–	(1.8)
US state and local taxes	0.4	(1.0)	0.2
Non-US taxes	0.3	0.2	0.6
	0.7	(0.8)	(1.0)
Deferred income taxes:			
US taxes	–	1.7	–
Non-US taxes	–	–	–
	–	1.7	–
Income tax provision (credit)	0.7	0.9	(1.0)

During the year ended March 31, 2004, the Group recorded a $1.0 million US state and local income tax credit comprising a $1.4 million tax repayment arising from a reassessment of the Group's state tax liabilities and a $0.4 million state and local income tax charge for the year.

During the year ended March 31, 2003, the Group recorded a US federal income tax credit of $1.8 million principally relating to repayments of income taxes arising from one-time carry backs of net operating losses arising in prior years.

(ii) Income (loss) before income taxes included the following components:

Year ended March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
US income (loss)	3.9	5.6	(2.3)
Non-US (loss)	(1.1)	(5.7)	(9.0)
Income (loss) before income taxes	2.8	(0.1)	(11.3)

(iii) The reconciliation between notional US federal income taxes at the statutory rate (35 percent.) on combined income (loss) before income taxes and the Group's income tax provision was as follows:

Year ended March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Notional US federal income tax at the statutory rate	1.0	–	(4.0)
Adjustments to reconcile to the Group's income tax provision:			
Valuation allowance	(1.0)	0.1	1.0
Non-US net earnings	0.7	2.2	3.8
Other	–	(1.4)	(1.8)
Income tax provision	0.7	0.9	(1.0)

(iv) The significant temporary timing differences that gave rise to the net deferred income tax balance were as follows:

At March 31	**2005** **$m**	2004 $m	2003 $m
Assets:			
Provision for insurance reserves	21.2	18.7	19.8
Provision for estimated costs and expenses	55.0	62.0	50.1
Net operating losses	73.8	72.4	52.6
	150.0	153.1	122.5
Valuation allowance	(110.0)	(133.8)	(111.3)
Liabilities:	40.0	19.3	11.2
Intangible and other assets	(40.0)	(19.3)	(9.5)
Net deferred income tax balance (note 7)	–	–	1.7

The net change in the total valuation allowance for the year ended March 31, 2005 was a decrease of $23.8 million (2004 – increase of $22.5 million, 2003 – increase of $16.4 million), principally arising from a net movement in temporary timing differences.

Note 4 – Earnings (loss) per OneSource Services Inc. ordinary share

Basic and diluted earnings (loss) per share is calculated by dividing the income (loss) attributable to the parent undertaking by the number of ordinary shares proposed to be issued by OneSource in connection with the demerger (note 1). There were no dilutive potential ordinary shares during the three years ended March 31, 2005.

Year ended March 31	**2005**	2004	2003
Income (loss) attributable to parent undertaking ($m)	0.2	(2.2)	(11.3)
Number of ordinary shares ('000)	3,764	3,764	3,764
Earnings (loss) per OneSource ordinary share (dollars)	$0.05	$(0.58)	$(3.00)

Note 5 – Short-term/Long-term restricted cash

At March 31	**2005** **$m**	2004 $m	2003 $m
Short-term restricted cash:			
Amount provided to insurer	14.7	14.3	–
Long-term restricted cash:			
Amount provided to insurer	32.7	32.3	–

During the year ended March 31, 2004, the Group substituted and pledged certain cash deposits to support the Group's self-insurance programme replacing letters of credit which had been issued to support the estimated insurance liability (note 13). In view of the restriction as to the use and availability of the cash deposits to the Group, the balance cannot be classified as a cash and cash equivalent and it has therefore been classified within current assets and non-current assets in accordance with its terms.

Note 6 – Trade accounts receivable – net

At March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Billed	81.4	86.2	91.5
Unbilled	2.7	4.1	3.2
	84.1	90.3	94.7
Less: allowance for doubtful receivables	(1.6)	(1.9)	(5.3)
	82.5	88.4	89.4

Note 7 – Other current assets

At March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Prepaid expenses	8.1	10.7	5.7
Deferred income taxes (note 3)	–	–	1.7
Other current assets	0.7	0.8	2.1
	8.8	11.5	9.5

Note 8 – Property, plant and equipment – net

At March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Cost:			
Land and buildings	6.3	6.2	6.2
Leasehold improvements	3.7	4.1	3.9
Machinery and equipment	21.2	22.9	26.9
Fixtures, fittings and office equipment	23.2	21.7	22.2
Total cost	54.4	54.9	59.2
Accumulated depreciation:			
Land and buildings	1.0	0.8	0.7
Leasehold improvements	3.1	3.3	3.0
Machinery and equipment	17.7	19.3	22.1
Fixtures, fittings and office equipment	19.5	16.8	14.7
Total accumulated depreciation	41.3	40.2	40.5
Net book values	13.1	14.7	18.7

Total capital expenditures for the years ended March 31, 2005, 2004 and 2003 were $4.3 million, $3.1 million and $4.2 million, respectively. Total depreciation expense for the years ended March 31, 2005, 2004 and 2003 was $6.1 million, $6.9 million and $8.3 million, respectively.

Note 9 – Goodwill – net

	$m
At April 1, 2002	178.3
Additions – year ended March 31, 2003 (i)	1.3
Disposals – year ended March 31, 2003 (ii)	(1.4)
Net book value at April 1, 2003	178.2
Additions – year ended March 31, 2004 (i)	0.6
Net book value at March 31, 2004	178.8
Movement – year ended March 31, 2005 (iii)	(2.9)
Net book value at March 31, 2005	175.9

(i) During the years ended March 31, 2003 and 2004, the Group made further cash payments (deferred consideration) of $1.3 million and $0.6 million, respectively, as a result of certain performance targets being met on acquisitions made in prior years. There are no future payments contingent on performance targets. These acquisitions have been accounted for using the purchase method. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values. This allocation resulted in goodwill of $1.3 million and $0.6 million arising during the years ended March 31, 2003 and 2004, respectively.

(ii) During the year ended March 31, 2003, the Group disposed of its entire interest in the share capital of a landscape services business for an aggregate consideration of $4.2 million. The consideration was principally satisfied by the receipt of an interest bearing, collateralised loan note (discounted). The net assets disposed of included goodwill of $1.4 million.

(iii) Movements arising during the year ended March 31, 2005 principally comprise adjustments with respect to consideration paid for prior year acquisitions.

As required by SFAS 142, the Group undertakes an annual goodwill impairment review. The annual review is performed during the fourth quarter of the financial year, after completion of the Group's annual forecasting process. A goodwill impairment review was performed during the years ended March 31, 2005, 2004 and 2003, as a result of which no impairment of goodwill has arisen.

Note 10 – Other long-term assets

At March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Other long-term assets	8.9	7.8	6.2

Note 11 – Short-term debt

At March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Bank and acceptance facilities	3.1	9.2	11.0
Revolving credit facility	26.6	28.6	–
Bank credit agreement	–	–	41.3
	29.7	37.8	52.3

In March 2004, OneSource Holdings entered into a new $55 million collateralised, revolving credit facility which can be used for general working capital purposes and letters of credit up to a maximum of $15 million. The agreement has a term of three years, expiring in March 2007, and is collateralised by a security interest and lien on principally all of OneSource Holdings' assets including accounts receivable, and is guaranteed by BB Holdings. Amounts drawn under the terms of the facility bear interest at LIBOR plus a margin. At March 31, 2005, the weighted average interest amounted to 4.9 percent per annum (2004 – 4.9 percent per annum).

Under the terms of the facility, OneSource Holdings is required to maintain certain financial and other covenants, including restrictions on OneSource Holdings' ability to incur additional indebtedness,

limitations on certain payments, restrictions on capital expenditure and certain other financial covenants applicable to OneSource Holdings, including a minimum EBITDA level and a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. At March 31, 2005, $41.8 million (2004 – $37.7 million) was available, of which $26.6 million (2004 – $28.6 million) was drawn together with letters of credit amounting to $5.0 million (2004 – $6.2 million) with expiration dates up to and including March 31, 2006. The letters of credit approximately reflect fair market value as a condition of their underlying purpose. OneSource Holdings expects the counterparties to fully perform under the terms of the agreement. The credit facility has been classified as a current liability because the agreement contains a subjective acceleration clause and the lender also has access to OneSource Holdings' lockbox arrangements.

In March 2000, OneSource Finance, S.A., a wholly owned financing subsidiary of the Group incorporated in Luxembourg, entered into a $250 million bank credit agreement (as amended). The agreement had a term of four years expiring on March 30, 2004 and was guaranteed on an unconditional, unlimited and irrevocable joint and several basis by BB Holdings and certain of BB Holdings' operating subsidiaries. The facility was also collateralised by a first priority lien on the capital stock of each guarantor, except BB Holdings, and on certain other property and assets, including receivables, of each guarantor. In September 2000, the bank credit agreement was amended and reduced to a total facility of $210 million. In December 2001, BB Holdings' obligations under the bank credit agreement were transferred to OneSource Finance (Iceland) ltd., a wholly owned subsidiary of OneSource Finance, S.A., incorporated in Iceland. In September 2002, the bank agreement was amended to reduce the available facility, over a period of time, to $140 million in September 2002, $135 million in December 2002 and $130 million in June 2003. The amounts available under this multi-currency, revolving credit facility could be borrowed and re-borrowed. The facility could be used for (a) general working capital purposes and (b) letters of credit up to a maximum of $60 million (principally in respect of the Group's self-insurance programme), or such greater amount if approved by the lenders. Amounts available under the facility were available for issuance and reissuance. At March 31, 2003, $41.3 million was drawn under the facility, together with letters of credit amounting to $60.3 million ($53.2 million of which supported insurance reserves – note 13) with expiration dates up to and including March 2004. At March 31, 2003, the letters of credit approximately reflected fair market value as a condition of their underlying purpose. Amounts drawn under the terms of the facility bore interest at LIBOR plus a margin.

Note 12 – Other current liabilities

At March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Accruals	5.6	6.9	5.8
State, local and other taxes	2.7	2.1	3.1
Income taxes	1.2	1.6	2.9
Other current liabilities	0.4	0.3	1.0
	9.9	10.9	12.8

Note 13 – Insurance reserves

At March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Current portion	18.3	20.3	19.1
Long-term portion	48.1	48.7	53.3
	66.4	69.0	72.4

The Group is self-insured in the United States for workers' compensation, general liability and automobile liability coverage. However, the Group has umbrella insurance coverage for certain risk exposures subject to specified limits. Estimated actuarially calculated liabilities and provisions under self-insurance programmes are based upon historical loss experience, and are recorded at the net present value of the estimated obligations within an actuarial range. The discount rate used to calculate the net present value is the estimated risk free rate for investments with maturities matching the anticipated payment pattern of the obligations. The weighted average discount rate used to estimate the liability at March 31, 2005 was 4.0 percent (2004 – 4.7 percent, 2003 – 5.0 percent). The discount amortisation

charged in the combined statements of income for the years ended March 31, 2005, 2004 and 2003 was $3.4 million, $3.4 million and $3.6 million, respectively. The independent actuarial valuations were carried out by Alliance Actuarial Services Inc. In connection with certain self-insurance agreements, at March 31, 2005 the Group had issued guarantor bonds in the amount of $28.3 million (2004 – $28.3 million, 2003 – $28.3 millions) (note 15), which are guaranteed by BB Holdings and, in addition, BB Holdings directly provided guarantees of $15.5 million (2004 – $15.5 million, 2003 – $15.5 million). At March 31, 2003, the Group had letters of credit supporting the estimated liability in the amount of $53.2 million (note 11). At March 31, 2005 and 2004, the Group pledged certain cash deposits to support the Group's self-insurance programme. At March 31, 2005, the restricted cash deposits amounted to, in aggregate, $47.4 million (2004 – $46.6 million) (note 5).

Note 14 – Other long-term liabilities

At March 31	***2005 $m***	*2004 $m*	*2003 $m*
Pensions (note 16)	4.9	4.0	3.7
Deferred compensation (note 16)	4.6	4.2	2.7
Other long-term liabilities	1.3	3.4	6.0
	10.8	11.6	12.4

Note 15 – Commitments and contingencies

(i) The Group leases land, buildings, motor vehicles and other equipment various contracts. The future total minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year at March 31, 2005 are as follows:

	$m
2006	7.1
2007	5.1
2008	3.7
2009	2.0
Thereafter	–
	17.9

The net operating lease rental charge for 2005, 2004, and 2003 included in the combined statements of income was $10.6 million, $9.6 million, and $11.0 million, respectively.

(ii) Financial instruments which potentially subject the Group to concentrations of credit risk principally consist of cash and cash equivalents and trade receivables. The Group places its cash and cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Group's trade receivables primarily result from its core business and reflect a broad customer base. Credit limits, ongoing credit evaluation and account monitoring procedures are utilised to minimise the risk of loss. As a consequence, concentrations of credit risk are considered to be limited.

(iii) At March 31, 2005, the Group had issued guarantor surety, performance and other bonds of $45.1 million (2004 – $61.6 million, 2003 – $63.7 million), of which $28.3 million (2004 – $28.3 million, 2003 – $28.3 million) related to the Group's self-insurance arrangements (note 13). These bonds are guaranteed by BB Holdings.

(iv) At March 31, 2005, the Group is a defendant in a number of pending legal and other proceedings incidental to present and former operations, acquisitions and dispositions. The Group does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the combined results of operations and cash flows or the combined financial position of the Group.

Note 16 – Pensions and other plans

The Group operates a non-contributory, funded, defined benefit pension plan covering certain of its non-union employees in the United States. Benefits are provided based upon a formula, as defined in the plan

documentation, using an employee's length of service and average compensation. In 1989, the Group elected to freeze the plan, whereby no additional benefits are earned by plan members. The net pension expense included the following components:

Year ended March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Interest cost on projected benefit obligations	0.5	0.6	0.6
Expected return on plan assets	(0.4)	(0.4)	(0.5)
Net amortisation and deferral	0.4	0.4	0.2
Net pension expense	0.5	0.6	0.3

The following table sets forth the actuarial present value of projected and accumulated benefit obligations and funded status of the plan.

Year ended March 31	***2005*** ***$m***	*2004* *$m*	*2003* *$m*
Changes in benefit obligations:			
At beginning of year	9.6	8.9	8.5
Interest cost	0.5	0.6	0.6
Benefits paid	(1.0)	(0.8)	(0.8)
Actuarial movement	0.5	0.9	0.6
At end of year	9.6	9.6	8.9
Changes in plan assets:			
At beginning of year	5.5	5.2	6.1
Actual return on plan assets	–	0.6	(0.6)
Employer contributions	0.2	0.5	0.5
Benefits paid	(1.0)	(0.8)	(0.8)
At end of year	4.7	5.5	5.2
Benefit cover	49%	57%	58%
Funded status:			
Benefit obligations in excess of plan assets	(4.9)	(4.1)	(3.7)
Unrecognised net gain	7.1	6.6	6.3
Unrecognised prior service costs	(0.2)	(0.2)	(0.3)
	2.0	2.3	2.3
Amounts recognised in the balance sheet were as follows:			
Net pension liability (note 14)	(4.9)	(4.0)	(3.7)
Cumulative other comprehensive loss (minimum pension liability)	6.9	6.3	6.0
	2.0	2.3	2.3
Change in minimum pension liability	0.6	0.3	1.5

The actuarial assumptions for the expected long-term rate of return on plan assets and weighted average discount rate used in determining the actuarial present value of benefit obligations for 2005 were 8.0 percent and 5.8 percent, respectively (2004 – 8.0 percent and 5.8 percent, 2003 – 8.0 percent and 6.5 percent, respectively). The independent actuarial valuations were carried out by AON Consulting Group, using the projected unit credit method of calculation. The expected long-term rate of return on plan assets is derived from a periodic study of historical rates of return on various asset classes included in the Group's target pension plan asset allocation. It is the Group's policy to adjust, on an annual basis, the weighted average discount rate used to determine the benefit obligations to approximate rates on high quality, long-term bond obligations.

The plan's asset allocation was as follows:

At March 31	**2005** **percent**	2004 percent	2003 percent
Equity securities	52	50	44
Bonds (fixed interest securities)	48	50	56
	100	100	100

Employer contributions for the year ending March 31, 2006 are estimated to be approximately $0.6 million.

The following benefit payments, which reflect expected future service, are estimated to be approximately:

	$m
2006	0.6
2007	0.6
2008	0.6
2009	0.8
2010	0.7
2011 to 2015	3.4

The Group also has a defined contribution pension plan which has adopted the salary deferral provisions of Section 401(k) of the United States Internal Revenue Code (IRC). Non-union employees with at least one year qualified service may participate in the plan by contributing up to $14,000 of their salary, the maximum amount set by the IRC. The Group makes matching contributions equal to 50 percent of each participant's elective contributions, to a maximum of 2.5 percent of eligible compensation, for employees with at least two years of qualified service. During the years ended March 31, 2005, 2004 and 2003, the Group made matching contributions of $0.6 million, $0.6 million and $0.6 million, respectively.

The Group also has a non-qualified, funded deferred compensation plan for certain employees not eligible to participate in the defined contribution plan described above. Under this plan, such individuals may elect to defer payment of salary and bonus on a pre-tax basis. The deferral must total at least one percent of the participant's eligible compensation for each plan year in order to participate in the plan, up to a maximum of 30 percent of such compensation, or such smaller percentage as may be established by the Group. The Group makes matching contributions equal to 50 percent of each participant's elective contributions, to a maximum of 5 percent of the participant's eligible compensation. During the years ended March 31, 2005, 2004 and 2003, the Group made matching contributions of $0.2 million, $0.1 million and $0.1 million, respectively. Included in other long-term liabilities at March 31, 2005 was $4.6 million (2004 - $4.2 million, 2003 - $2.7 million) (note 14) for these accumulated obligations.

The Group also participates in several multi-employer defined contribution and defined benefit pension plans covering substantially all union employees. During the years ended March 31, 2005, 2004 and 2003, the Group made contributions of $7.1 million, $7.2 million and $7.5 million, respectively, to these plans.

Note 17 – Related party transactions and disclosures

No separate disclosure has been made of transactions and balances between companies in the Group that have been eliminated in the preparation of the combined financial information.

Management fee income:

During the three years ended March 31, 2005, the Group provided certain administrative and support services to the BB Holdings Group. The Group received from the BB Holdings Group management fees of $0.2 million in the year ended March 31, 2005 (2004 – $0.2 million, 2003 – $0.6 million). This income is included in selling, general and administrative expenses in the combined statements of income.

Guarantee fees:

During the two years ended March 31, 2004, the Group received the benefit of certain financial guarantees from the BB Holdings Group in support of a third party credit facility provided to the Group. In consideration for the provision of these guarantees, the Group paid the BB Holdings Group guarantee

fees of $1.4 million in the year ended March 31, 2004 (2003 – $1.5 million). These fees are included as interest expense in the combined statements of income.

Interest:

During the year ended March 31, 2003, the Group paid interest of $0.8 million on an intra-group loan provided by the BB Holdings Group.

Guarantees:

During the three years ended March 31, 2005, BB Holdings provided certain guarantees for the Group. At March 31, 2005, the Group had issued guarantor surety, performance and other bonds of $45.1 million (2004 - $61.6 million, 2003 - $63.7 million), of which $28.3 million (2004 - $28.3 million, 2003 - $28.3 million) related to the Group's self-insurance arrangements (notes 13 and 15). These bonds are guaranteed by BB Holdings. In addition, at March 31, 2005, BB Holdings directly provided guarantees in respect of the Group's self-insurance agreements of $15.5 million (2004 - $15.5 million, 2003 - $15.5 million).

BB Holdings also guaranteed the Group's obligations under its revolving credit facility, which at March 31, 2005 amounted to $31.6 million (including $5.0 million of letters of credit) (2004 – $34.8 million, including $6.2 million of letters of credit, 2003 – $101.6 million, including $60.3 million of letters of credit).

PART 6

UNAUDITED INTERIM FINANCIAL INFORMATION ON THE US FACILITIES SERVICES BUSINESSES

Set out below is the unaudited interim combined financial information on the US Facilities Services Businesses (a) as at September 30, 2005 and for the six months then ended, and (b) for the nine months ended December 31, 2005. The combined financial information has been prepared to show the results and financial position of the businesses as if they had existed as a discrete operation since April 1, 2004. Full details as to the basis of preparation are set out in Part 5 of this document. Definitions and terms are also as set out in Part 5. The unaudited interim combined financial information does not constitute statutory accounts within the meaning of section 240 of the Companies Act.

Combined Statements of Income

	Nine months ended December 31, 2005 *$m*	*Nine months ended December 31, 2004* *$m*	*Six months ended September 30, 2005* *$m*	*Six months ended September 30, 2004* *$m*
Net sales	611.6	589.2	403.1	391.8
Cost of sales	(548.6)	(524.9)	(361.2)	(349.3)
Selling, general and administrative expenses	(56.8)	(58.3)	(37.8)	(39.2)
Operating income	6.2	6.0	4.1	3.3
Interest income	1.1	0.9	0.7	0.7
Interest expense	(2.5)	(1.2)	(1.2)	(0.8)
Income before income taxes	4.8	5.7	3.6	3.2
Income taxes	(0.7)	(0.7)	(0.3)	(0.1)
Income after income taxes	4.1	5.0	3.3	3.1
Minority interests	(1.8)	(1.4)	(1.2)	(0.8)
Net income	2.3	3.6	2.1	2.3
Earnings per OneSource Services Inc. ordinary share (dollars)				
Basic and diluted	$0.61	$0.96	$0.56	$0.61
Number of ordinary shares ('000):				
Basic and diluted	3,764	3,764	3,764	3,764

Combined Balance Sheets

	September 30, 2005 $m	March 31, 2005 $m
Assets		
Current assets:		
Cash and cash equivalents	4.7	6.1
Restricted cash deposits	15.0	14.7
Trade accounts receivable - net	91.2	82.5
Other current assets	10.2	8.8
Total current assets	121.1	112.1
Restricted cash deposits	30.0	32.7
Property, plant and equipment - net	12.0	13.1
Goodwill - net	175.9	175.9
Other long-term assets	6.1	8.9
Total assets	345.1	342.7
Liabilities and shareholder's investment		
Current liabilities:		
Short-term debt	36.1	29.7
Accounts payable	10.8	9.4
Accrued personnel costs	25.0	28.7
Insurance reserves - current portion	20.0	18.3
Other current liabilities	7.7	9.9
Total current liabilities	99.6	96.0
Insurance reserves - long-term portion	44.9	48.1
Other long-term liabilities	11.0	10.8
Minority interests	4.3	3.9
Total liabilities	159.8	158.8
Shareholder's investment:		
Net investment by parent undertaking	192.2	190.8
Cumulative other comprehensive loss	(6.9)	(6.9)
Total shareholder's investment	185.3	183.9
Total liabilities and shareholder's investment	345.1	342.7

Combined Statements of Cash Flows

Six months ended September 30	*2005* *$m*	*2004* *$m*
Cash flows from operating activities		
Net income	2.1	2.3
Adjustments to reconcile net income to net cash utilised by operating activities:		
Depreciation	2.7	3.1
Discount amortisation on insurance reserves	1.7	1.7
Minority interests net of distributions	0.4	0.8
Other	(0.2)	(0.2)
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(8.7)	1.9
Decrease (increase) in other assets	1.4	(0.2)
Increase in accounts payable	1.4	0.8
(Decrease) in accrued personnel costs	(3.7)	(3.4)
(Decrease) in insurance reserves	(3.2)	(5.3)
Increase (decrease) in other liabilities	1.3	(1.9)
Net cash utilised by operating activities	(4.8)	(0.4)
Cash flows from investing activities		
Purchase of property, plant and equipment	(1.6)	(2.5)
Disposal of property, plant and equipment	0.1	–
Net cash (utilised) by investing activities	(1.5)	(2.5)
Cash flows from financing activities		
Increase in short-term debt	3.3	0.4
Decrease (increase) in restricted cash deposits	2.4	(1.1)
Net investment by parent undertaking	(0.8)	(2.4)
Net cash provided (utilised) by financing activities	4.9	(3.1)
Net change in cash and cash equivalents	(1.4)	(6.0)
Cash and cash equivalents at beginning of period	6.1	14.2
Cash and cash equivalents at end of period	4.7	8.2

Related party transactions and disclosures

Management fee income:

During the nine months ended December 31 2005, the Group provided certain administrative and support services to the BB Holdings Group. The Group received from the BB Holdings Group management fees of $0.1 million for the nine months ended December 31, 2005 (2004 – $0.1 million) and $0.1 million for the six months ended September 30, 2005 (2004 – $0.1 million). This income is included in selling, general and administrative expenses in the combined statements of income.

Post balance sheet events

(a) In December 2005, OneSource Holdings replaced its then $55 million collateralised, revolving credit facility and entered into a new $60 million collateralised, revolving credit facility which can be used for general working capital purposes and letters of credit. The agreement has a term of five years, expiring in December 2010 and is collateralised by a security interest and lien on principally all of OneSource Holdings' assets including accounts receivable. Amounts drawn under the terms of the facility principally bear interest at LIBOR plus a margin.

Under the terms of the facility, OneSource Holdings is required to maintain certain financial and other covenants, including restrictions on OneSource Holdings' ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditure and certain other financial covenants, applicable to OneSource Holdings, including a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts

receivable. The facility also contains a subjective acceleration clause and the lender also has access to OneSource Holdings' lockbox arrangements.

(b) In January and February 2006, certain guarantees (comprising $28.3 million and $15.5 million) provided to the Group, either directly or indirectly, by BB Holdings, in respect of the Group's self-insurance arrangements (details of which are set out in Part 5 of this document – in particular note 17 to the unaudited financial information on the US Facilities Services Businesses) were, by agreement, released by all parties. These guarantees were released and, in the aggregate, replaced by a second lien on all of OneSource Holdings' assets including accounts receivable, and a commitment by the OneSource Group to provide in the future, under certain circumstances, letters of credit up to a maximum of $29.3 million.

(c) In November 2005, the OneSource Group received a claim with respect to a possible liability arising out of its former participation in a certain union multi-employer pension plan. The claim alleges that, as a result of withdrawing from the plan in 2002, a liability has arisen to the extent that there are unfunded vested benefits which fall to be the liability of the former participating employer, namely the OneSource Group. The claim submitted by the claimant is estimated by that party to be approximately $6.7 million payable over a prospective twenty-year period. The OneSource Group intends to contest this claim vigorously. Although in its preliminary stages of review of this matter, the OneSource Group, having taken appropriate legal advice, currently considers that, while ultimately a possible liability may arise, any such possible liability cannot be reasonably estimated at this time.

PART 7

ADDITIONAL INFORMATION

1 Responsibility

To the best of the knowledge of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and makes no omission likely to affect the import of such information. The Directors of the Company, whose names, functions and business addresses are set out on page 3 of this document, accept responsibility for the information contained in this document, including individual and collective responsibility for compliance with the AIM Rules.

2 OneSource Services Inc.

(a) The Company was incorporated as an international business company limited by shares, in Belize on August 30, 2005 with registered number 46,251 under the IBCA and is subject to the provisions of the IBCA.

(b) The liability of the members of the Company is limited.

(c) On February 3, 2006, the Company adopted new articles of association by means of a resolution of the sole shareholder of the Company and further details of these new articles of association (including subsequent amendments which were made on February 6, 2006 by resolution of the Board) can be found at paragraph 8 of this Part 7.

(d) Following the Demerger, OneSource will be the holding company of OneSource Bermuda. The significant subsidiaries of the OneSource Group will be as follows:

Name	*Company No*	*Country of incorporation*	*Percentage of Ownership*
OneSource Building Services, Inc.	5608-809-1	US (Illinois)	100%
OneSource Energy Services, Inc.	–	US (Delaware)	100%
OneSource Facility Services, Inc.	–	US (Delaware)	100%
OneSource Holdings, Inc.	–	US (Delaware)	100%
OneSource Landscape and Golf Services, Inc.	–	US (Delaware)	100%
OneSource Maintenance, Inc.	–	US (Illinois)	100%
OneSource Management, Inc.	–	US (Delaware)	100%
OneSource N.Y., Inc.	–	US (Delaware)	100%
Southern Management Co.	–	US (Alabama – General Partnership)	50%

(e) The principal activities of the OneSource Group are the provision of commercial cleaning, landscaping and value added building maintenance and support services, to commercial, institutional, governmental and industrial facilities throughout the US. Save as disclosed in Parts 1, 2 and 3 of this document, there are no exceptional factors which have influenced the activities of the OneSource Group.

(f) The registered office of OneSource is 60 Market Square, PO Box 1768, Belize City, Belize, Central America (Tel: 00 501 227 7178).

3 Share Capital and Interests

(a) On incorporation, the authorised share capital of the Company was US$5,000,000 comprising 50,000,000 ordinary shares of 10 cents each. The issued share capital of the Company immediately following incorporation was 10 ordinary shares of 10 cents each registered in the name of BB Holdings Limited.

(b) On February 7, 2006, BB Holdings and OneSource entered into the Demerger Agreement under the terms of which BB Holdings agreed to transfer to OneSource the entire issued share capital of OneSource Bermuda in consideration for the issue of 3,764,355 OneSource Shares by the Company to BB Holdings.

(c) As of the date of this document BB Holdings is the legal and beneficial owner of the entire issued share capital of the Company.

(d) Conditional on and immediately following Admission, and in satisfaction of the BB Holdings Distribution, BB Holdings will distribute to Qualifying BB Holdings Shareholders (or, in the case of DTC, the Alternative Recipients) the entire issued share capital of OneSource, less the aggregate number of OneSource Shares in respect of BB Holdings Shares representing the aggregate fractional remainders that result when the number of BB Holdings Shares held by individual Qualifying BB Holdings Shareholders is divided by 16.

(e) The authorised but unissued share capital of the Company immediately following Admission will be 46,235,635 shares of ten cents nominal value representing 92.5 percent. of the authorised share capital.

(f) Save as disclosed in this document, there has been no issue of share or loan capital by either (i) the Company or (ii) any other member of the OneSource Group (other than intra-group issues by wholly owned subsidiaries) in the three years immediately preceding the date of this document and no such issues are proposed.

(g) All OneSource Shares are in registered form and rank *pari passu* in all respects including the right to receive all dividends and other distributions declared, made or paid on OneSource Shares from time to time.

(h) Following Admission, OneSource Shares may be held in either certificated form or uncertificated form by way of Depositary Instruments further details of which are contained in Part 2 of this document under the heading "Admission, Settlement and Dealings".

(i) Save as disclosed in this document:

(i) no share or loan capital of any member of the OneSource Group has been issued or is proposed to be issued;

(ii) no person has any preferential subscription rights for any share capital of the Company;

(iii) no share or loan capital of any member of the OneSource Group is currently under option or agreed conditionally or unconditionally to be put under option; and

(iv) no commissions, discounts, brokerages or other special terms have been granted by the Company since its incorporation in connection with the issue or sale of any share or loan capital of the Company.

(j) The interests of the Directors, all of which are beneficial save where otherwise stated, in the securities of the Company immediately following Admission are expected to be as follows:

Director	*Number of OneSource Shares*	*Percentage of issued share capital on Admission*
Lord Michael Anthony Ashcroft, KCMG	2,757,555	73.3%
Cheryl Christine Jones	334	-
Peter Michael Reeder Gaze	7,414	0.2%
Philip Charles Johnson	5,501	0.1%
Melquisedec Joseph Flores	224	-

(k) The above shareholdings consist of OneSource Shares which the relevant Director will receive from BB Holdings pursuant to the BB Holdings Distribution.

(l) Immediately following Admission, so far as the Directors are aware, Lord Ashcroft, KCMG is the only person who is or will be directly or indirectly interested in more than 3 percent. of the OneSource Shares as detailed below. Following Admission such shareholding will rank *pari passu* with all other ordinary shares in the Company:

Name	*Number of OneSource Shares*	*Percentage of issued share capital on Admission*
Lord Michael Anthony Ashcroft, KCMG	2,757,555	73.3%

(m) No Director or any member of a Director's family has a related financial product referenced to OneSource Shares.

(n) There are no arrangements, known to the Company, which may result in a change of control of the Company.

(o) Save as disclosed in this paragraph 3 and so far as the Directors are aware, there are no persons who, directly or indirectly, jointly or severally, exercise or could exercise control over the Company.

4 Directorships and Remuneration

(a) The current directorships and partnerships of the Directors and the directorships and partnerships held by them over the previous five years are as follows:

Name	*Directorships and Partnerships*
Lord Michael Anthony Ashcroft, KCMG	*Current* BB Holdings Limited Bombshell Limited Mayfair Limited OneSource Services Inc. Prospect Education (Technology) Trust Limited Seashell II Limited *Past* Belize Telecommunications Limited Blackwood Limited Carlisle Group PLC Carlisle Services Limited Industry In Education Limited Seashell Group Limited Tyco International Limited
Cheryl Christine Jones (formerly Cheryl Christine Healy)	*Current* BB Holdings Limited OneSource Holdings, Inc. OneSource Services Inc. *Past* FGO Group Limited
Peter Michael Reeder Gaze	*Current* Aaxis Holdings S.a.r.l Aaxis Investments S.a.r.l Carlisle Group Limited Harrington Services, Inc. Kenard Investments Limited Mertone Limited S.A. OneSource Finance (Iceland) ltd. OneSource Finance, S.A. OneSource Holdings (Bermuda) Limited OneSource Services Inc.

Name	*Directorships and Partnerships*
	Past Aaxis Limited CMS Operations New Jersey, Inc. Coastal States Industries, Inc. Esco Exterminating Services, Inc. Excel Enterprises, Inc. Key Services, Inc. OneSource Acquisition Corporation OneSource Acquisition 2, Inc. OneSource Acquisition 5, Inc. OneSource Aviation, Inc. OneSource Building Services, Inc. OneSource Business Holdings, Inc. OneSource Customer Care Center, Inc. OneSource Energy Services, Inc. OneSource Facility Services, Inc. OneSource Franchise Holdings, Inc. OneSource Franchise System, Inc. OneSource Holdings, Inc. OneSource Landscape & Golf Services, Inc. OneSource Maintenance, Inc. OneSource Mall Services, Inc. OneSource Management, Inc. OneSource Metal & Marble, Inc. OneSource N.Y., Inc. OneSource Painting, Inc. OneSource Performance, Inc. OneSource Pest Control, Inc. OneSource Property Holdings, Inc. OneSource Security Holdings, Inc. OneSource Security Services, Inc. OneSource Services Corporation OneSource Services Holdings, Inc. The Maintenance Company, Inc. Total Building Maintenance, Inc.
Philip Charles Johnson	*Current* Bombshell Limited Carlisle Group Limited OneSource Services Inc. Port of Belize Limited The Belize Bank Limited The Belize Bank (Turks and Caicos) Limited The Belize Bank (International) Limited The Belize Ports Limited Seashell II Limited *Past* B.B. Holdings Limited Belize Electricity Limited Caribbean International Investment Limited First Financial Payment Systems Limited Seashell Group Limited

Name	*Directorships and Partnerships*
Melquisedec Joseph Flores	*Current* Belize Hotels Limited Belize Leisure Holdings Limited Belize Leisure Limited BHI (Tower) Ltd BVI International Holdings Inc. Grupo Agroindustrial CB, S.A. Grupo Oleaginosas S.A. Jupiter Holdings Limited OneSource Services Inc. The Belize Leisure Group Limited The Villa Hotel Limited Tower Strategic Ltd *Past* None

(b) *Remuneration and service agreements*

(i) Each of the Directors (other than the Chairman and the Chief Executive Officer) will be entitled to receive from the Company the payment of an attendance fee of $4,000 for each Board or audit committee meeting that he attends.

(ii) In addition to her appointment to the Board as Chief Executive Officer of the Company, Cheryl Jones is employed as Chief Executive Officer of OneSource Holdings Inc. Her terms of employment entitle her to an annual basic remuneration, which currently amounts to $230,000 per annum, personal medical insurance, life insurance cover, accidental death and dismemberment cover and long term disability cover, together with a car allowance of $25,200. In addition, she participates in a OneSource Holdings, Inc. employee stock programme (for shares in BB Holdings) under which OneSource Holdings, Inc. matches a portion of her monthly contributions. As she does not have a formal written service agreement, there is no notice period required from her or her employer to terminate her employment. Ms Jones also holds options over one million shares in BB Holdings under the BB Holdings Limited 1997 Long Term Incentive Plan.

(c) *Loans and guarantees*

There are no loans or guarantees provided by any member of the OneSource Group for the benefit of any Director.

(d) *Directors' interests in transactions*

No Director has or has had any interest in any transaction which is of an unusual nature, contains unusual terms or is significant in relation to the OneSource Group and which was effected during the current or immediately preceding financial year or in any earlier financial year and remains in any respect outstanding or unperformed.

(e) None of the Directors:

(i) is, save as disclosed in paragraph (a) above, currently a director of a company or a partner in a partnership or has been a director of a company or a partner in a partnership within the five years immediately preceding the date of this document; or

(ii) has any unspent convictions for any indictable offences or has been declared bankrupt or has made any voluntary arrangement with his creditors; or

(iii) has been a director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration or voluntary arrangement of that company or any composition or arrangement with its creditors generally or any class of creditors; or

(iv) has been a partner in a partnership at the time of or within the 12 months preceding any compulsory liquidation, administration or voluntary arrangement of that partnership; or

(v) has had any asset which has been subject to receivership or has been a partner in a partnership at the time of or within the 12 months preceding an asset of the partnership being subject to a receivership; or

(vi) has been the subject of any public criticisms by any statutory or regulatory authorities (including recognised professional bodies) or has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(f) Other than disclosed in this document, none of the Directors is, or will be at the date of Admission, party to a service agreement with the Company and no Director is entitled to any remuneration or benefits in kind from the Company and there are no proposals or arrangements to enter into any such agreement.

5 Long-Term Executive Incentive Plan

It is the Company's intention, in due course, to put in place appropriate arrangements for providing long-term incentives to key executives.

6 Principal Establishments

The Company's head office and principal place of business is at 60 Market Square, PO Box 1768, Belize City, Belize, Central America. The corporate office for the OneSource Group's operations in the US is 1600 Parkwood Circle, Suite 400, Atlanta, Georgia 30339, United States of America.

7 Taxation

Belize Taxation

Save in relation to dividends or other distributions paid by OneSource to shareholders who are persons resident in Belize, under the IBCA no withholding tax will be imposed upon payments of dividends by OneSource and all dividends or other distributions paid by OneSource to its shareholders are exempt from income tax in Belize. Dividends or other distributions paid by OneSource to shareholders who are persons resident in Belize will be subject to withholding tax (presently at the rate of 15 percent.) and may be subject to income tax by direct assessment.

Similarly, no stamp duty is payable with respect to instruments transferring shares of OneSource unless made to a person resident in Belize as beneficial owner. For this purpose, a "person resident in Belize" means a person who ordinarily resides in Belize or carries on business from an office or fixed place of business within Belize, but does not include a company incorporated under the IBCA.

UK Taxation

The statements set out below are intended only as a general guide to current UK law and HM Revenue and Customs published practice and apply to UK residents holding their OneSource Shares beneficially as investments and do not apply to certain other categories of person such as dealers. The summary does not purport to be a complete analysis of all the potential UK tax consequences of holding OneSource Shares and is on the basis of the circumstances as at Admission. If you are in any doubt as to your tax position or if you may be subject to tax in another jurisdiction you are strongly recommended to consult an appropriate professional adviser. This summary is based upon UK law and HM Revenue and Customs published practice as in effect at the date of this document, each of which may be subject to change, perhaps with retrospective effect.

(a) *UK taxation of dividends on OneSource Shares*

In the event that OneSource pays dividends on OneSource Shares, OneSource Shareholders who receive the dividend will generally be liable to UK income tax or corporation tax on the gross amount of any such dividends.

(b) *UK taxation of capital gains on a disposal of OneSource Shares*

A disposal of OneSource Shares by a holder who is resident or ordinarily resident in the UK or who is not UK resident but carries on a trade, profession or vocation in the UK through a branch or agency (in the case of an individual) or permanent establishment (in the case of a company) to which OneSource Shares are attributable, may, subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

Special rules relate to disposals by individuals at a time when they are temporarily not resident or ordinarily resident in the UK, and it has been announced that there are proposals to amend these rules further.

(c) *UK stamp duty and stamp duty reserve tax (SDRT)*

No UK register of OneSource Shares will be maintained in the UK so, provided any instrument of transfer is executed and kept outside the UK, no stamp duty will need to be paid in respect of any transfer of OneSource Shares. However, SDRT will be payable at 0.5 percent. of the consideration for any agreement to transfer a Depositary Instrument representing OneSource Shares.

US Taxation

Details relating to US taxation are set out in the Circular.

8 Memorandum and Articles of Association and the IBCA

(1) The memorandum of association of the Company (the Memorandum) provides that its principal objects are to engage in any act or activity that is not prohibited under any law for the time being in force in Belize. The objects of the Company are set out in full in clause 4 of the Memorandum.

(2) Set out below is a summary of certain provisions of the articles of association of the Company (the Articles) and certain provisions of the IBCA which are subject, in certain instances, to variations which may be made by the Articles.

Persons seeking a detailed explanation of any provisions of Belizean law or the differences between it and the laws of England and Wales or any jurisdiction with which they may be more familiar are recommended to seek specific legal advice.

(a) *General meetings and voting rights*

Except where a greater majority is required by the IBCA or a company's articles of association, any question proposed for consideration by the Company or any class of shareholders shall be decided by a resolution of members which, under the IBCA (as applied by the Articles), may take the form of either:

(i) a resolution approved by a simple majority (or such larger majority as the Articles may specify) of the votes cast by the shareholders (or those of the relevant class or series) present at a duly constituted meeting; or

(ii) a resolution consented to in writing by an absolute majority (or such larger majority as the Articles may specify) of the votes of shares (or those of the relevant class or series) entitled to vote thereon,

and is referred to in this summary as a **Resolution**.

The Board may, whenever it thinks fit, and shall on the requisition of members in accordance with the IBCA, convene a general meeting. Under the IBCA, members holding more than 50 percent. of the votes of the outstanding voting shares may requisition a meeting.

Any general meeting shall be called by at least five clear days' notice specifying the date, time and place of the meeting. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him. A proxy must be a member of the Company. Any member which is a corporation may authorise a person to act as its representative at any meeting and any person so authorised shall be entitled to exercise on behalf of the corporation the same powers as that corporation could exercise if it were an individual member.

Subject to a company's articles of association and to any special rights or restrictions as to voting attached to any class of shares, on a show of hands, every member who is present in person or by proxy shall have one vote and, on a poll, every member who is present in person or by proxy shall have one vote for each share held by him. Unless the Board otherwise decides, no member shall be entitled to vote at any meeting unless all calls due from him or other sums presently payable by him have been paid.

(b) *Disclosure of interests in shares*

The Board may by notice in writing require any person whom the Board knows or has reasonable cause to believe to be interested in shares in the Company to indicate whether or not that is the case and, where applicable, to give such further information as may be required

by the Board within such reasonable time (not being less than 21 days) as is specified in the notice. A member served with such notice who has failed to provide information requested in the requisite period, shall not be entitled, in respect of those shares, to vote or to receive any payments of income or capital for a period of up to one year from the date of service of a further notice, which may be extended in the event of continuing non-compliance. A notice remains in effect following a transfer of the relevant shares, unless the Board otherwise decides.

(c) *Variation of class rights*

Subject to the IBCA, all or any of the special rights attached to any class of shares in issue may, unless otherwise provided by the terms of issue, be varied with the sanction of a Resolution. The special rights attached to any class of shares shall not, unless expressly provided for in or under the terms of issue of such shares, be deemed to be varied by the creation or issue of new shares ranking *pari passu* with such shares, by the creation or issue for full value of shares ranking in priority to them or by the purchase, redemption by the Company of any of its own shares or by the conversion of shares with par value into shares without par value or vice versa.

(d) *Authorisation to allot unissued shares*

Under the IBCA, shares may only be issued fully paid. Under the Articles, all unissued shares in the capital of the Company are at the disposal of the Board, which may offer, allot, grant options or other rights over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and generally on such terms and conditions as the Board may from time to time determine. The Company may also issue fractional shares.

(e) *Alteration of capital*

(i) The Company may at any time by a Resolution or by resolution of its Directors increase its share capital.

(ii) The Company may by Resolution or by resolution of its Directors divide its share capital into several classes and attach to them any special rights, privileges or conditions, consolidate and divide all or any of its share capital into shares of larger par value than its existing shares, sub-divide all or any of its shares into shares of a smaller amount than is fixed by the Memorandum, issue shares which do not carry any voting rights, cancel any shares which, at the date of the passing of the resolution, have not been taken up, or agreed to be taken up, by any person and diminish the amount of its capital by the amount of the shares so cancelled, and change the currency denomination of its share capital. Subject to the provisions of the IBCA, the Company may also, by Resolution or by resolution of its Directors, convert any preference shares into redeemable preference shares.

(iii) Subject to the provisions of the IBCA, the Company may, by Resolution or by resolution of the Directors, reduce its share capital or share premium account and purchase its own shares, whether in the market, by tender or by private treaty, on such terms as the Board may determine. Under the IBCA, the capital may be reduced by returning surplus capital, cancelling any capital that has been lost, or by transferring from capital to surplus account an amount required to purchase, redeem or otherwise acquire shares in the Company, provided that the Directors determine that, immediately after the reduction, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realisable value of the assets of the Company would be not less than its total liabilities, other than deferred taxes, as shown in the Company's books of account, and its remaining capital. The IBCA enables a company to purchase, redeem or otherwise acquire and hold its own shares, but only out of surplus or in exchange for newly issued shares of equal value, and provided that the Directors determine that the company will be solvent, as mentioned above. Where shares are held in treasury, or are held by a subsidiary, those shares do not carry the right to vote or to receive dividends.

(f) *Transfer of shares*

Subject to the IBCA and a company's articles of association, any share may be transferred by a written transfer in any usual form or in any other form acceptable to the Directors. The form

of transfer must be signed by or on behalf of the transferor and, if the share is not fully paid, by or on behalf of the transferee. The Directors may refuse to register any transfer of shares which is not duly stamped, if required, and lodged at the Company's registered office or other place prescribed by the Directors, together with the relevant share certificate(s) (if any) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The Directors may refuse to register a transfer of any share if the instrument of transfer is in respect of more than one class of share or is in favour of more than four persons jointly. The Directors may also refuse to register a transfer of any share in respect of which sums payable have not been paid, but not so as to prevent dealings in shares of the relevant class taking place on an open and proper basis on any stock exchange on which such shares are listed. If the Directors refuse to register a transfer they shall send to the transferee notice of refusal.

(g) *Directors*

(i) The number of Directors shall not exceed 15 nor be less than two in number and shall be appointed either by Resolution or by a resolution of the Board. The Directors are not subject to retirement by rotation unless the Company by Resolution determines to implement such retirement by rotation on an annual basis. Subject to any such Resolution, the Directors may determine that they shall be divided into three classes, retiring successively at each general meeting and may also declassify the Board, in which event all Directors retire at the next general meeting. While the Directors are subject to retirement by rotation, a Director may only be removed from office by a Resolution passed at a general meeting by a majority of not less than two-thirds of all the votes capable of being cast or by a written notice signed by not less than 80 percent. in number of the Directors then in office. In other circumstances, a Director may be removed from office either by the Company by Resolution or by such written notice.

(ii) A Director may hold any other office or position in the Company in conjunction with his office of director. The Directors are not required to hold shares in the Company in order to qualify for the office of director of the Company.

(iii) A Director who is in any way directly or indirectly interested in a contract with the Company shall disclose the nature of his interest. A Director may not vote or be counted in the quorum in respect of any proposal concerning his own appointment to any office or its termination.

(iv) A Director shall be paid such fees (if any) as the Board shall determine. A Director shall also be entitled to be repaid all such expenses properly and reasonably incurred in the conduct of the Company's business or in the discharge of his duties. Any Director who serves on a committee or who performs special services may be paid such extra remuneration as the Board may determine.

(v) The Directors may at any time appoint one or more of the Directors to an executive office on such terms and for such periods as they may determine and may revoke any such appointment. Any person so appointed shall receive such remuneration as the Board may determine.

(vi) Subject to the IBCA, Directors and officers of the Company are entitled to be indemnified by the Company against all liabilities, losses, damages or expenses arising out of the actual or purported execution or discharge of their duties or the actual or purported exercise of their powers or otherwise in relation to or in connection with their duties, powers or office.

(h) *Borrowing powers*

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of its undertaking, property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any liability or obligation of the Company or of any third party.

(i) *Dividends*

Under the IBCA, the Company may, by a resolution of its Directors, declare and pay dividends in money, shares or other property, but dividends may only be declared and paid out

of surplus. A dividend may only be declared if the Directors first determine that, after the payment of the dividend, the solvency requirements of the IBCA will be satisfied.

Under the Articles, except insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide:

(i) all dividends shall be declared and paid according to the amounts paid up on the shares;

(ii) dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends shall be declared and paid in US dollars, but the Board may determine that dividends on shares held by shareholders with registered addresses in a particular territory shall be declared or paid in another currency and, if they do so, fix the basis of conversion into that other currency.

The Board may capitalise reserves for distribution amongst the shareholders or any class of shareholders who would be entitled to that amount, if distributed by way of dividend, on the footing that it is applied in paying up in full unissued shares, debentures or other obligations of the Company. Whenever the Board makes a capitalisation issue of shares it may, subject to the rights attached to any particular class of shares, also decide to offer any shareholder the right to receive cash in lieu of all or some part of his entitlement, in an amount determined by the Board. The Board may also, subject to the same limitation, provide shareholders with a right to elect to receive further shares, credited as fully paid, instead of cash in respect of all or any dividend, in which case the Board may determine the basis of allotment and other incidental matters.

Under the Articles, the Board may deduct from any dividend or other monies payable to a shareholder (either alone or jointly with another) all sums of money due from that shareholder (either alone or jointly with another) to the Company on account of calls or otherwise in respect of shares of the Company.

The Articles further provide that if payment for a dividend or other sum payable in respect of a share is left uncashed or returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or account for that person, or payment is left uncashed or returned on two consecutive occasions, the Company may suspend the payment of dividends until notified of an address or account. All dividends or other distributions in respect of a share which are unclaimed for a period of two years from the date on which they become payable shall be forfeited and revert to the Company.

The Board may direct payment or satisfaction of any dividend or other distribution wholly or in part by the distribution of specific assets and, in particular, of paid up shares or debentures in another company.

(j) *Mergers and similar transactions*

The IBCA contains provisions enabling a company incorporated under it to merge or consolidate with or into another company, whether or not incorporated in Belize, subject to certain conditions. It also permits a company to migrate to another jurisdiction.

Under the IBCA, and subject to the company's articles of association, where an arrangement involving the transfer of shares of an existing company (the transferor company) to another company (the transferee company) has been approved by the holders of not less than 50 percent. in value of the shares whose transfer is involved, the transferee company may acquire the shares of any dissenting shareholder on the same terms on which the shares of the approving shareholders are to be transferred, subject to certain exceptions. The IBCA also provides that where, in pursuance of such an arrangement, there is a transfer of shares in an existing company to the transferee company and those shares, together with any other shares already held by the transferee company, represent 90 percent. in value of the shares, the holders of the remaining shares may require the transferee company to acquire their shares on the same terms on which the shares of the approving shareholders are to be transferred.

In addition, the IBCA stipulates that, subject to a company's memorandum and articles of association, members holding 90 percent. of the voting rights of outstanding shares or of the outstanding shares of any class or series of shares on a merger or consolidation, may direct the

company to redeem the shares held by the remaining members (whether or not the shares are by their terms redeemable).

The IBCA gives a dissenting shareholder the right to payment of the fair value of his shares upon a merger, unless the company is a surviving company and the member continues to hold the same or similar shares, and upon a consolidation.

(k) *Distribution of assets on winding up*

If the Company is wound up whether voluntarily or otherwise, the liquidator may, with the sanction of a Resolution and any other sanction required by the IBCA, divide among the members *in specie* the whole or any part of the assets of the Company and vest the whole or any part of the assets of the Company in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, thinks fit.

(l) *Notices*

A notice or other document may be given by the Company to any member either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by any other means authorised by the member concerned. In the case of joint holders of a share, delivery of any notice or other document to the joint holder who is named first in the register of members in respect of the joint holders shall be sufficient delivery to all the holders of the share.

(m) *Alteration of Memorandum and Articles*

Under the IBCA, an international business company may amend its memorandum or articles by a resolution of members or, where permitted by its memorandum or articles or by the IBCA, by a resolution of Directors. The Memorandum provides that it may be amended by a resolution of the Board of the Company, passed by a majority of the Board then in office and eligible to vote on that resolution. The Articles provide that they may be revoked or amended by the Board in any way.

(n) *US shareholdings*

The Company is entitled to request information from nominees as to the number of persons resident in the United States for which they hold shares. A failure to comply with such a request can result in certain rights being suspended including the right to attend meetings, vote, receive dividends or distributions or transfer shares.

To prevent the number of holders of the Company's shares who are resident in the US from reaching 300 at the end of any financial year which could result in the Company becoming subject to US reporting obligations and registration requirements under the US Securities Exchange Act of 1934, the Board is entitled to require or effect a sale or transfer of shares held by a US holder (whether held directly or through or as a nominee) (Relevant Shares). A sale is effected in the manner the Board deems appropriate including through intermediaries designated by the Company or by a purchase or redemption of these shares by the Company. Each member is required to notify the Company if he becomes aware that the shares he holds have become or ceased to be Relevant Shares. The Board can require a member to show to its satisfaction that shares are not Relevant Shares and can deem shares to be Relevant Shares. The manner, timing and terms of any required disposal of Relevant Shares shall be such as the Board determines (based on advice from bankers, brokers or other persons the Board considers appropriate to be consulted). The Articles provide that the exercise by the Board of its powers in respect of required disposals of Relevant Shares is not open to challenge.

9 Material contracts

The following contracts have been entered into or agreed by the members of the OneSource Group otherwise than in the ordinary course of business since incorporation and are or may be material:

(a) By an agreement (the Demerger Agreement) dated February 7, 2006, BB Holdings and the Company agreed to implement the Demerger by:

(i) the transfer by BB Holdings to the Company of the full legal and beneficial ownership of the OneSource Bermuda Shares in return for the allotment by the Company to BB Holdings of the OneSource Consideration Shares; and

(ii) the distribution by BB Holdings to Qualifying BB Holdings Shareholders (or, in the case of DTC, the Alternative Recipients) of OneSource Shares on the basis of one OneSource Share for every 16 BB Holdings Shares held at the Record Date.

The Demerger Agreement provides that Qualifying BB Holdings Shareholders are not entitled to receive any OneSource Shares (or fractions of shares) in respect of BB Holdings Shares representing the fractional remainder that results when the number of BB Holdings Shares held by such shareholder at the Record Date is divided by 16. All fractional remainders will be aggregated and sold in the market following Admission The aggregate net cash proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a Qualifying BB Holdings Shareholder holds less than 16 BB Holdings Shares. In this case, the aggregate net cash proceeds of the sale of such fractional remainders will be remitted to the relevant Qualifying BB Holdings Shareholders save that amounts of less than US$5 will not be distributed to Qualifying BB Holdings Shareholders and will be contributed by BB Holdings to OneSource.

The transfer of the OneSource Bermuda Shares and the allotment of the OneSource Consideration Shares are conditional on the following occurring immediately prior to Admission (the Record Time): (a) the Nomad Agreement not having been terminated; (b) the London Stock Exchange not having indicated that the OneSource Shares will not be admitted to trading on AIM; (c) BB Holdings not having exercised its right to terminate the Demerger Agreement; and (d) the Depositary Agreement and the Registrar Agreement having been entered into by the parties thereto. The BB Holdings Distribution is conditional on the transfer of the OneSource Bermuda Shares, the allotment of the OneSource Consideration Shares and Admission becoming effective on or before March 31, 2006 (or such other date as BB Holdings and the Company may agree). The Nomad Agreement, the Depositary Agreement and the Registrar Agreement have the meanings given to them in the Demerger Agreement.

Under the Demerger Agreement, BB Holdings has given to the Company certain warranties relating to its capacity to enter into the Demerger Agreement, the ownership and transferability of the OneSource Bermuda Shares and the structure of the OneSource Group. The Company has given to BB Holdings certain warranties as to its capacity to enter into the Demerger Agreement.

The Demerger Agreement also provides for:

(a) the settlement of all indebtedness (if any) due from or to any member of the OneSource Group to or from any member of the BB Holdings Group;

(b) the procurement of the release, within 24 months of Completion of the Demerger, by OneSource of certain specified guarantees and indemnities given by BB Holdings in favour of third parties in respect of liabilities or of obligations members of the OneSource Group which remained outstanding as at the date the parties entered into the Demerger Agreement;

(c) the procurement of the release by BB Holdings as from completion of the Demerger (or as soon thereafter as is reasonably practical) of any guarantee or indemnity given by OneSource and/or any other member of the OneSource Group in favour of third parties in respect of liabilities or obligations of any member of the BB Holdings Group (other than members of the OneSource Group) to those third parties; and

(d) the indemnification by each party of the other party and each other relevant member of its group, pending release of the guarantees or indemnities referred to in (b) and (c) above.

BB Holdings may in its absolute discretion terminate the Demerger Agreement at any time prior to the Record Time.

Under the Demerger Agreement, BB Holdings agrees to pay the costs incurred by the parties in connection with the Demerger.

(b) By an agreement (the Business and Administrative Services Agreement) dated February 7, 2006, each of BB Holdings and the Company has agreed to provide, or procure the provision by their respective subsidiaries of, certain business and administrative services to the other party and its subsidiaries as reasonably requested from time to time by the other party or its subsidiaries. The types of services which may be requested include services in relation to bookkeeping and accounting, tax returns, auditing, financial, legal, business planning, investments, professional services, investor, public relations and media support, pensions and employee benefits and insurance cover.

Each party is required to pay for the relevant services such fees as are to be negotiated from time to time between the parties on commercial arm's length terms. If the parties are unable to agree fees in respect of a relevant service, the party providing the relevant service is entitled to charge on the basis of its costs in providing the service plus a margin of 10 percent. Each party is also entitled to claim any expenses properly incurred in providing the services. Fees and expenses due under the agreement are payable by the respective parties on a quarterly basis.

The term of the agreement is one year, which will automatically be renewed for a further year, subject to earlier termination in accordance with the agreement. The agreement may be terminated by either party on three months' notice in writing after the first year. In addition, each party may terminate the provision of service by the other party and the provision of service by itself immediately on written notice in certain circumstances, including breach of the agreement by the other party.

Neither party shall be liable to the other for any delay or non-performance in the provision of services under the agreement arising from certain specified force majeure events.

Each of the parties has agreed to indemnify the other for any loss (other than consequential loss) incurred in connection with the provision of the services under the agreement, except such as results from the default, negligence or bad faith of the party providing the services, in which event, that party has agreed to indemnify the other party for any loss (other than consequential loss) incurred in connection with such default, negligence or bad faith.

Under the agreement each party undertakes confidentiality obligations to the other party in respect of information relating to the other party's group.

(c) Following Admission, the OneSource Group will have the following bank and other borrowing facilities available to it:

In December 2005, OneSource Holdings, Inc. entered into a new $60 million collateralised, revolving credit facility which can be used for general working capital purposes and letters of credit. The agreement has a term of five years, expiring in December 2010 and is collateralised by a security interest and lien on principally all of the assets, including accounts receivable, of OneSource Holdings, Inc. and its subsidiaries. Amounts drawn under the terms of the facility principally bear interest at LIBOR plus a margin.

Under the terms of the facility, OneSource Holdings, Inc. and its subsidiaries are required to maintain certain financial and other covenants, including restrictions on their ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditure and certain other financial covenants including a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. The facility also contains a subjective acceleration clause and the lender also has access to lockbox arrangements of OneSource Holdings, Inc. and its subsidiaries.

10 Working capital

In the opinion of the Directors, having made due and careful enquiry, and taking into account the borrowing facilities available to the OneSource Group, the working capital available to the OneSource Group will be sufficient for its present requirements, that is for at least twelve months from the date of Admission.

11 Related party transactions

Management fee income:

During the three years ended March 31, 2005, the OneSource Group provided certain administrative and support services to the BB Holdings Group. The OneSource Group received from the BB Holdings Group management fees of $0.2 million in the year ended March 31, 2005 (2004 – $0.2 million, 2003 – $0.6 million). The OneSource Group received from the BB Holdings Group fees of $0.1 million for the nine months ended December 31, 2005 (2004 – $0.1 million).

Guarantee fees:

During the two years ended March 31, 2004, the OneSource Group received the benefit of certain financial guarantees from the BB Holdings Group in support of a third party credit facility provided to the OneSource Group. In consideration for the provision of these guarantees, the OneSource Group

paid the BB Holdings Group guarantee fees of $1.4 million in the year ended March 31, 2004 (2003 – $1.5 million).

Interest:

During the year ended March 31, 2003, the OneSource Group paid interest of $0.8 million on an intra-group loan provided by the BB Holdings Group.

Guarantees:

During the three years ended March 31, 2005, BB Holdings provided certain guarantees for the OneSource Group. At March 31, 2005, the OneSource Group had issued guarantor surety, performance and other bonds of $45.1 million (2004 – $61.6 million, 2003 – $63.7 million), of which $28.3 million (2004 – $28.3 million, 2003 – $28.3 million) related to the OneSource Group's self-insurance arrangements. These bonds were guaranteed by BB Holdings. In addition, at March 31, 2005, BB Holdings directly provided guarantees in respect of the OneSource Group's self-insurance agreements of $15.5 million (2004 – $15.5 million, 2003 – $15.5 million). In January and February 2006, certain guarantees (comprising $28.3 million and $15.5 million referred to above) provided to the OneSource Group, either directly or indirectly, by BB Holdings, in respect of the OneSource Group's self-insurance arrangements were, by agreement, released by all parties.

BB Holdings also guaranteed the OneSource Group's obligations under its revolving credit facility, which at March 31, 2005 amounted to $31.6 million (including $5.0 million of letters of credit) (2004 – $34.8 million, including $6.2 million of letters of credit, 2003 – $101.6 million, including $60.3 million of letters of credit). In December 2005, the OneSource Group replaced this revolving credit facility with a new revolving credit facility, details of which are given in paragraph 9 above, which is not subject to guarantee by BB Holdings.

12 Litigation

(a) OneSource is not engaged in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this document, a significant effect on OneSource's financial position and, so far as the Directors are aware, there are no such proceedings pending or threatened against OneSource.

(b) In November 2005, the OneSource Group received a claim with respect to a possible liability arising out of its former participation in a certain union multi-employer pension plan. The claim alleges that, as a result of withdrawing from the plan in 2002, a liability has arisen to the extent that there are unfunded vested benefits which fall to be the liability of the former participating employer, namely the OneSource Group. The claim submitted by the claimant is estimated by that party to be approximately $6.7 million payable over a prospective twenty-year period. The OneSource Group intends to contest this claim vigorously. Although in its preliminary stages of review of this matter, the OneSource Group, having taken appropriate legal advice, currently considers that, while ultimately a possible liability may arise, any such possible liability cannot be reasonably estimated at this time.

Other than as set out above, the OneSource Group is not engaged in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date of this document, a significant effect on the OneSource Group's financial position and, so far as the Directors are aware, there are no such proceedings pending or threatened against the OneSource Group.

13 General information

(a) Save as disclosed in this document, there has been no significant change in the financial or trading position of OneSource since January 30, 2006, the date on which the balance sheet of OneSource in Part 4 of this document was prepared.

(b) Save as disclosed in this document, there has been no significant change in the financial or trading position of the US Facilities Services Businesses since December 31, 2005, the date to which the unaudited interim combined financial information on the US Facilities Services Businesses set out in Part 6 of this document was prepared.

(c) The Company's Nominated Adviser is Cenkos of 6.7.8 Tokenhouse Yard, London EC2R 7AS.

(d) The Company's Broker is Fyshe Horton Finney Limited of Charles House, 148-149 Great Charles Street, Birmingham B3 3HT.

(e) The auditors of the Company are PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH.

(f) The accounting reference date of the Company is March 31.

(g) Save as disclosed in this document, there are no patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the OneSource Group's business or profitability.

(h) Save as disclosed in this document, there are no persons (excluding professional advisers otherwise disclosed in this document and trade suppliers) that have (i) received, directly or indirectly, from the Company within the 12 months preceding the date of this document, or (ii) entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission any of the following:

  (a) fees totalling £10,000 or more;

  (b) securities in the Company with a value of £10,000 or more; or

  (c) any other benefit with a value of £10,000 or more at the date of Admission.

(i) Cenkos, Fyshe Horton Finney Limited, Capita IRG Trustees Limited, Capita IRG (Offshore) Limited and The Belize Bank Limited have given and not withdrawn their respective written consent to the issue of this document with the inclusion of the references to their respective names in the form and context in which they appear.

(j) PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its Accountants' Report in Part 4 of this document, in the form and context in which it is included and has authorised the contents of those parts of this document which comprise its report for the purposes of Item 23.1 of Annex I of the AIM Rules.

14 Documents available for inspection

(a) Copies of this document and the Circular will be available free of charge to the public at the registered office of Cenkos, 6.7.8 Tokenhouse Yard, London EC2R 7AS, during normal business hours on any weekday (Saturday, Sunday and public holidays excepted), for at least one month from the date of Admission in accordance with Rule 3 of the AIM Rules.

(b) Copies of the following documents will be available for inspection, during normal business hours, on any weekday (Saturdays, Sundays and public holidays, excepted) at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ until Admission:

  (i) the Memorandum and the Articles of Association of the Company;

  (ii) the material contracts referred to in paragraph 9 above;

  (iii) the IBCA; and

  (iv) the consent letters referred to in paragraph 13 above.

Dated February 8, 2006







Printed by Royle Financial Print

DEMERGER AGREEMENT

BB HOLDINGS LIMITED

and

ONESOURCE SERVICES INC.

7 February 2006

CONTENTS

Agreed form documents:

THIS AGREEMENT is made as a deed on 7 February 2006

BETWEEN:

(1) **BB HOLDINGS LIMITED** an international business company, incorporated in Belize with registered number 1 whose registered office is at 60 Market Square, PO Box 1764, Belize City, Belize, Central America (**BBHL**); and

(2) **ONESOURCE SERVICES INC.** an international business company incorporated in Belize with registered number 46,251 whose registered office is at 60 Market Square, PO Box 1768, Belize City, Belize, Central America (**OneSource**).

WHEREAS:

(A) OneSource Holdings (Bermuda) Limited is a wholly-owned subsidiary of BBHL.

(B) BBHL proposes to effect a demerger of part of its group by (i) the transfer by it of the OHBL Shares, to OneSource in consideration for which OneSource will allot and issue, credited as fully paid, the OneSource Consideration Shares to BBHL, and (ii) the transfer by BBHL of OneSource Shares to Qualifying Shareholders (or Alternative Recipients) as a dividend in kind, in accordance with the terms of and subject to the conditions referred to in this deed.

(C) **NOW IT IS HEREBY AGREED AS FOLLOWS:**

1. DEFINITIONS AND INTERPRETATION

1.1 In this deed (including the recitals to it), unless the context otherwise requires, the following words and expressions shall have the following meanings:

Admission means admission of all of the OneSource Shares to trading on AIM and references to **Admission becoming effective** shall mean to such Admission becoming effective in accordance with paragraph 6 of the AIM Rules;

Admission Document means the admission document to be published by OneSource on or about 8 February 2006;

AIM means the market operated by the London Stock Exchange;

AIM Rules means the rules of AIM as published by the London Stock Exchange from time to time;

Alternative Recipients means those persons to whom DTC has authorised the distribution of the OneSource Shares to which it is entitled under the terms of the BBHL Distribution;

BBHL Distribution means the distribution by way of dividend in kind of one OneSource Share for every 16 BBHL Shares held by a Qualifying Shareholder at the Record Date, declared by the board of directors of BBHL on 7 February 2006, such dividend being conditional on Admission;

BBHL Group means BBHL and its subsidiary undertakings at the date of the Admission Document and **BBHL Group Company(ies)** means any such company(ies);

BBHL Shares means ordinary shares of no par value in the capital of BBHL (other than the Treasury Shares);

Business and Administrative Services Agreement means the agreement in the agreed form dated on or around the date of this deed entered into between BBHL and OneSource for the provision of services by each party to the other following the Demerger becoming effective;

Business Day means a day on which clearing banks are open for normal banking business in the City of London and Belize;

Completion means the time and date when the OneSource Shares have been transferred to and registered in the name of Qualifying Shareholders or, in the case of DTC, the Alternative Recipients in accordance with clauses 3.3 and 3.4;

Conditions means the conditions set out in clause 2.1;

Demerger means the demerger of the US Facilities Services Business from the BBHL Group pursuant to the terms and conditions of this deed;

Depositary Agreement means the agreement in the agreed form dated on or around the date of this deed entered into between OneSource and Capita IRG Trustees Limited;

DTC means The Depository Trust Company or its nominee Cedefast & Co. in its capacity as a Qualifying Shareholder;

Encumbrance means any mortgage, charge, restriction, right of pre-emption, third party right or interest, other encumbrance or security of any kind, or any other type of preferential arrangement having similar effect;

London Stock Exchange means London Stock Exchange plc;

NOMAD means Cenkos Securities Limited, the nominated adviser to OneSource, in respect of OneSource's Admission;

NOMAD Agreement means the agreement to be entered into between OneSource and NOMAD;

OHBL means OneSource Holdings (Bermuda) Limited, a company incorporated in Bermuda with registered number 24,319, which is the holding company of the US Facilities Services Businesses;

OHBL Shares means the 2,300,000 ordinary shares of one cent each in the capital of OHBL to be transferred by BBHL to OneSource under clause 3;

OneSource Consideration Shares means the 3,764,355 ordinary shares of 10 cents each in the capital of OneSource to be allotted and issued by OneSource to BBHL credited as fully paid up and ranking pari passu in all respects with the OneSource Initial Shares in consideration for the transfer by BBHL of OHBL to OneSource pursuant to the terms and conditions of this deed;

OneSource Group means OneSource and its subsidiary undertakings following the Demerger or, where the context requires, OHBL and its subsidiary undertakings;

OneSource Initial Shares means 10 ordinary shares of 10 cents each in the share capital of OneSource held by BBHL;

OneSource Shares means the OneSource Consideration Shares and the OneSource Initial Shares;

Qualifying Shareholders means holders of BBHL Shares on the share register of BBHL at the Record Date;

Record Date means 4.00 p.m. (New York time) on 17 February 2006, or such other date and time as BBHL and OneSource may decide;

Record Time means the time immediately prior to Admission;

Registrar Agreement means the agreement in the agreed form dated on or around the date of this deed entered into between OneSource and Capita IRG (Offshore) Limited;

SEC means the US Securities and Exchange Commission;

Structure Chart means a structure chart of the OneSource Group in the agreed form;

Treasury Shares means the 2,324,204 ordinary shares of no par value in the capital of BBHL held by a subsidiary and a nominee of BBHL in treasury;

United States or US means the United States of America, its territories, possessions and commonwealths, including Puerto Rico, any State of the United States of America and the District of Columbia;

US dollars, US$, $ and cents denote the lawful currency from time to time of the US; and

US Facilities Services Businesses means the US facilities services businesses of BBHL which are owned by OHBL and its subsidiaries and which are proposed to be transferred to OneSource pursuant to the Demerger.

1.2 In this deed, unless the context otherwise requires:

(a) the singular shall include the plural and vice versa;

(b) the masculine shall include the feminine and neuter genders and vice versa;

(c) references to statutes, statutory provisions or regulations made thereunder shall be to those statutes, statutory provisions or regulations as the same may be amended, consolidated, re-enacted or replaced from time to time (whether before or after today's date);

(d) references to clauses are to clauses of this deed;

(e) references to documents in the **agreed form** means in a form approved and for the purposes of identification signed or initialled by or on behalf of each of the parties hereto; and

(f) any reference to a time of day is to London time unless expressly stated to the contrary.

2. CONDITIONS

2.1 Clauses 3.2 to 3.6, 6, 8, 9, 11 and 13 are conditional on the following occurring before the Record Time:

(a) the NOMAD Agreement not having been terminated prior to the Record Time in accordance with its terms;

(b) the London Stock Exchange not having indicated that the OneSource Shares will not be admitted to trading on AIM;

(c) BBHL not having exercised its right under clause 14 to terminate this deed before the Record Time;

(d) OneSource and BBHL having entered into the Business and Administrative Services Agreement; and

(e) the Depositary Agreement and the Registrar Agreement having been entered into by the parties thereto.

2.2 BBHL and OneSource shall each use their respective reasonable endeavours to ensure that the Conditions are satisfied before the Record Time.

2.3 In the event that any Condition is not satisfied or, where appropriate, waived in writing by OneSource and BBHL before the Record Time, the provisions of this deed (apart from clauses 1, 2.3, 9, 12, 15, 17, 18, 19 and 20) shall cease to have effect and neither party shall have any rights or liabilities under those provisions except in respect of any antecedent breach. In addition, OneSource and BBHL shall, or shall procure that, each of the NOMAD Agreement, the Registrar Agreement, the Business and Administrative Services Agreement and the Depositary Agreement shall be terminated as soon as reasonably practicable thereafter.

3. DEMERGER ARRANGEMENTS

3.1 Prior to the Record Time, BBHL shall deliver to Allen & Overy LLP at One New Change, London EC4M 9QQ, a duly executed transfer of the OHBL Shares in favour of OneSource accompanied by the relevant share certificate(s) on terms that the same be held to the order of BBHL and that BBHL shall continue to have full right, title and interest thereto until the Record Time whereupon, subject to both BBHL and OneSource complying with their obligations under this clause 3, the same shall be held to the order of OneSource.

3.2 At the Record Time:

(a) BBHL shall transfer to OneSource the full legal and beneficial ownership in the OHBL Shares, together with all rights attaching to them, free from all Encumbrances; and

(b) OneSource shall allot and issue to BBHL the OneSource Consideration Shares and enter BBHL as the holder of those shares on the register of members of OneSource.

3.3 Subject to:

(a) the completion of the transfer of the OHBL Shares and the allotment and issue of the OneSource Consideration Shares referred to in clause 3.2 above; and

(b) Admission becoming effective by 31 March 2006,

BBHL shall distribute (by way of dividend in kind) OneSource Shares to Qualifying Shareholders (or, in the case of DTC, its Alternative Recipients) on the basis of one OneSource Share for every 16 BBHL Shares they hold at the Record Date.

3.4 Immediately after the distribution of the OneSource Shares to the Qualifying Shareholders (or, in the case of DTC, its Alternative Recipients), OneSource shall procure that the holders of the OneSource Shares will be entered on the register of members of OneSource.

3.5 OneSource shall procure that definitive share certificates in respect of the OneSource Shares will be despatched to Qualifying Shareholders (or, in the case of DTC, its Alternative Recipients) as soon as practicable following Admission becoming effective.

3.6 For any Qualifying Shareholders (or, in the case of DTC, its Alternative Recipients) whose holding of (or interest in) BB Holdings Shares is not exactly divisible by 16, a fractional remainder will arise.

All fractional remainders will be aggregated and sold in the market by BB Holdings following Admission becoming effective. The aggregate net proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a Qualifying Shareholder (or, in the case of DTC, its Alternative Recipient) holds less than 16 BB Holdings Shares. In this case, the aggregate net cash proceeds of the sale of such fractional remainders will be remitted to the relevant Qualifying Shareholders (or, in the case of DTC, its Alternative Recipient) save that amounts of less than US$5 will not be distributed to Qualifying Shareholders (or, in the case of DTC, its Alternative Recipient) and will be contributed by BB Holdings to OneSource.

4. THE ADMISSION DOCUMENT

4.1 Each of OneSource and BBHL shall procure that:

(a) the Admission Document is published by not later than 7 March 2006; and

(b) copies of the Admission Document are obtainable free of charge until 7 April 2006.

4.2 If, after publication of the Admission Document but before Admission becomes effective, it comes to the attention of either BBHL or OneSource that:

(a) any statement contained in the Admission Document has become or been discovered to be untrue, incorrect or misleading in any material respect; or

(b) there is a material omission from the Admission Document; or

(c) there is a significant change affecting any matter required in the Admission Document,

which would be required to be notified to NOMAD or AIM in order to comply with any law, obligation to NOMAD or the provisions of the AIM Rules, such party shall immediately:

(i) disclose the change or matter to the other party; and

(ii) in the case of OneSource, state the action which it intends to take in relation to the Admission Document,

but each party acknowledges that such obligation to disclose the statement, omission, change or matter will in no way affect a party's obligation to comply with any of its legal or regulatory obligations.

5. ACTION PENDING COMPLETION

Each of the parties undertakes to procure that, prior to Completion, except as required by law or the AIM Rules, no action will be taken by it which is inconsistent with the provisions of this deed.

6. SETTLEMENT OF LOAN BALANCES

6.1 OneSource shall procure that within five Business Days of Completion all indebtedness, if any, due from any member of the OneSource Group to any member of the BBHL Group is satisfied in full.

6.2 BBHL shall procure that within five Business Days of Completion all indebtedness, if any, due from any member of the BBHL Group to any member of the OneSource Group is satisfied in full.

7. WARRANTIES

7.1 BBHL warrants to OneSource as follows:

(a) it has the requisite power and authority to enter into and perform its obligations under this deed and any other documents to be executed by it pursuant to this deed, and this deed (and any other document to be executed by it pursuant to this deed) has been duly authorised and constitutes legal, valid and binding obligations of BBHL in accordance with their respective terms;

(b) the OHBL Shares constitute the whole of the issued and allotted share capital of OHBL at Completion and will be fully paid up;

(c) as at the date of this deed, no person is entitled to require OHBL to issue any share capital either now or at any future date (whether conditionally or not);

(d) there are no Encumbrances on, over or affecting the OHBL Shares nor are there any commitments to give or create any of the foregoing;

(e) BBHL is entitled to procure the transfer of the full legal and beneficial ownership in the OHBL Shares to OneSource on the terms set out in this deed;

(f) the entry into this deed (and any such documents to be executed pursuant to this deed) and performance of its obligations under this deed (and any such other documents) does not and will not violate or conflict with, or exceed any limit imposed by (i) any law or regulation to which it is subject, (ii) its memorandum and articles of association or (iii) any other agreement, instrument or undertaking binding upon it; and

(g) the Structure Chart is accurate in all material respects and does not contain any omissions.

7.2 OneSource warrants to BBHL as follows:

(a) it has the requisite power and authority to enter into and perform its obligations under this deed and any other documents to be executed by it pursuant to this deed, and this deed (and any such other documents to be executed by it pursuant to this deed) has been duly authorised and constitutes legal, valid and binding obligations of OneSource in accordance with their respective terms; and

(b) its entry into this deed (and any such other documents to be executed pursuant to this deed) and performance of its obligations under this deed (and any such other documents) will not violate or conflict with, or exceed any limit imposed by (i) any law or regulation to which it is subject, the breach of which would be material, (ii) its memorandum and articles of association or (iii) any other agreement, instrument or undertaking binding upon it.

8. BUSINESS AND NAME CHANGE

8.1 Subject as otherwise provided in this deed or as otherwise agreed in writing between BBHL and OneSource, each of BBHL and OneSource shall, and shall procure that each member of the BBHL Group (in the case of BBHL) and each member of the OneSource Group (in the case of OneSource) shall, following the Demerger and to the extent that they or any members of their respective groups carry on business with each other, do so on an arm's length basis and on normal commercial terms.

8.2 OneSource shall procure that each member of the OneSource Group shall:

(a) cease to use or display the name "Carlisle" including, without limitation, in its corporate name, on any letterhead or other stationery, including email addresses and other domain names; and

(b) cease to hold itself out as being a member of, or otherwise connected to, BBHL or the BBHL Group,

by 31 March 2006, save where its use is required to fulfil any legal or regulatory or requirement or where the name is used in a historical context.

9. ANNOUNCEMENTS

Prior to Admission, each of BBHL and OneSource shall consult together and agree as to the terms of, the timetable for and manner of publication of, any announcement to holders of BBHL Shares, employees, customers and suppliers or to the London Stock Exchange, the SEC or other authorities or to the media or otherwise which either party may desire or be obliged to make regarding this deed or agreements to be entered into pursuant to this deed or the consummation of the Demerger.

10. CONFIDENTIALITY

10.1 OneSource shall not disclose and shall procure that each member of the OneSource Group shall not disclose (except as required by law or by any court of competent jurisdiction or to comply with the requirements of the London Stock Exchange or any other regulatory authority to which any member of the OneSource Group is subject or to comply with its obligations under the Business and Administrative Services Agreement) at any time to any person (other than the employees or officers of the OneSource Group or to any advisers of any member of the OneSource Group but, in each case, only on the basis that such employees, officers or advisers need to know to give effect to the terms of this deed or any other agreements to be entered into between a member of the BBHL Group and a member of the OneSource Group in connection with the Demerger), any trade secret or information in existence as at, or regarding matters prior to, the Demerger becoming effective, of a confidential nature relating solely to the BBHL Group or any part of its business. OneSource shall take all reasonable steps to ensure that the provisions of this clause are complied with by employees and officers of the OneSource Group and that any of the advisers of the OneSource Group to whom disclosure is made pursuant to this clause treats such disclosure as confidential.

10.2 BBHL shall not disclose and shall procure that each member of the BBHL Group shall not disclose (except as required by law or by any court of competent jurisdiction or to comply with the requirements of the London Stock Exchange, the SEC or any regulatory authority to which any member of the BBHL Group is subject or to comply with its obligations under the Business and Administrative Services Agreement) at any time to any person (other than to employees or officers of the BBHL Group or to any advisers of any member of the BBHL Group but, in each case, only on the basis that such employees, officers or advisers need to know to give effect to the terms of this deed or any other agreements to be entered into between a member of the BBHL Group and a member of the OneSource Group in connection with the Demerger) any trade secret or information in existence as at, or regarding matters occurring prior the Demerger becoming effective of a confidential nature relating solely to the OneSource Group. BBHL shall take all reasonable steps to ensure that the provisions of this clause are complied with by employees and officers of the BBHL Group and that any of the advisers of the BBHL Group to whom disclosure is made pursuant to this clause treats such disclosure as confidential.

10.3 Each member of the BBHL Group and any person that becomes a subsidiary of BBHL following Completion may enforce the terms of clause 10.1 and 11.2 against OneSource under the Contracts (Rights of Third Parties) Act 1999.

10.4 Each member of the OneSource Group and any person that becomes a subsidiary of OneSource following Completion may enforce the terms of clause 10.2 and 11.4 against BBHL under the Contracts (Rights of Third Parties) Act 1999.

11. GUARANTEES AND INDEMNITIES

11.1 On signature of this agreement, OneSource shall confirm in writing that it has procured the release of any guarantee or indemnity given by BBHL and/or any other member of the BBHL Group in favour of third parties in respect of, and to the extent of, liabilities or obligations of any member of the OneSource Group to those third parties, except where BBHL agrees in writing that OneSource may procure the release of any such guarantee or indemnity following Completion (each a **Remaining Obligation**). OneSource shall procure the release of each Remaining Obligation as soon thereafter as is reasonably practical and in any event within 24 months of Completion.

11.2 Pending release of the guarantees or indemnities referred to in clause 11.1, OneSource shall indemnify and keep fully indemnified each member of the BBHL Group against all proceedings, costs, damages, claims, demands, liabilities or expenses of whatsoever nature relating to or arising out of such guarantees or indemnities.

11.3 BBHL shall procure the release as from Completion (or as soon thereafter as is reasonably practical) of any guarantee or indemnity given by OneSource and/or any other member of the OneSource Group in favour of third parties in respect of, and to the extent of, liabilities or obligations of any member of the BBHL Group to those third parties.

11.4 Pending release of the guarantees or indemnities referred to in clause 11.3, BBHL shall indemnify and keep fully indemnified OneSource and/or each relevant member of the OneSource Group against all proceedings, costs, damages, claims, demands, liabilities or expenses of whatsoever nature relating to or arising out of such guarantees or indemnities.

12. DEMERGER EXPENSES

BBHL shall be liable to pay or to procure that a company within the BBHL Group (as appropriate) pays all costs and expenses relating to the Demerger.

13. ACCESS TO RECORDS

13.1 Subject to clause 10, until 31 August 2013, each party shall (and shall cause its subsidiaries to) retain all records held by it relating in any part to the other party or its subsidiaries, provided that if one party or any of its subsidiaries so requests, the other party and/or its subsidiaries shall deliver to the requesting party all records held by it relating exclusively to members of the requesting party's group.

13.2 Each party (and any of its subsidiaries) shall be entitled on reasonable notice and during normal business hours to inspect records held by the other party (and its subsidiaries) and shall be entitled to copies thereof to the extent that they relate to the requesting party (or its subsidiaries), including, without prejudice to the generality of the foregoing, copies any files and documents relating to the senior staff, personnel or operations of the requesting party (or its subsidiaries).

14. TERMINATION

Notwithstanding any other provision of this deed, BBHL may in its absolute discretion by notice in writing to OneSource at any time prior to the Record Time terminate this deed, whereupon no party shall have any claim against any other party hereto for compensation, costs, damages or otherwise, and this deed shall be of no further force or effect.

15. NON-ASSIGNMENT

This deed is personal to the parties and neither party shall assign all or any part of its rights or benefits under this deed without the express prior written consent of the other party.

16. IMPLEMENTATION

16.1 Subject to clause 14, each of BBHL and OneSource undertakes to co-operate in good faith with the other to ensure that it and its respective subsidiaries and subsidiary undertakings do all such acts and things as may reasonably be necessary to complete the Demerger and the transactions contemplated by this deed.

16.2 Each of BBHL and OneSource undertakes to the other that it will take all reasonable steps including the giving of all waivers and consents and use and exercise of votes it directly or indirectly controls at general meetings and board meetings of subsidiaries to ensure observance of the terms of this deed and that it will do or procure to be done all acts, matters or things and execute all documents necessary or desirable to give full force and effect to this deed.

17. AMENDMENTS AND WAIVERS

17.1 Subject to clause 14, neither this deed nor any provision hereof may be changed, waived, discharged or terminated orally or by any course of conduct, but only by an instrument in writing signed by each of the parties.

17.2 No failure or delay on the part of any party in exercising any right, power or privilege under this deed shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies provided in this deed are cumulative and not exclusive of any rights or remedies provided by law.

18. INVALIDITY

If any term or provision of this deed shall in whole or in part be held to any extent to be illegal or unenforceable under any enactment or rule of law, that term or provision shall to that extent be deemed not to form part of this deed and the enforceability of the remainder of this deed shall not be affected.

19. GENERAL

19.1 This deed shall be governed by and construed in accordance with English law and the parties hereby agree to submit to the non-exclusive jurisdiction of the English courts.

19.2 Each of BBHL and OneSource irrevocably appoints Fleetside Legal Representative Services Limited of 9 Cheapside, London EC2V 6AD as its agent in England for service of process.

19.3 No party shall represent itself as the agent of any other party to this deed and nothing in this deed shall be deemed to constitute a partnership between any of the parties for any purpose.

19.4 Each of the obligations and undertakings set out in this deed which is not fully performed at Completion will continue in force after Completion.

19.5 Time is not of the essence in relation to this deed unless one party fails to perform an obligation by the time specified in this deed and the other party serves a notice on the defaulting party requiring it to perform the obligation by a specified time and stating that time is of the essence in relation to that obligation.

19.6 This deed may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this deed by executing a counterpart.

19.7 This deed and the documents referred to in it shall constitute the entire agreement and understanding between the parties with respect to all matters which are referred to in this deed and this deed and those documents supersede all previous agreements between the parties relating to those matters. Each of the parties acknowledges that in agreeing to enter into this deed it has not relied on any representation, warranty, undertaking or other assurance except those set out in this deed and the other documents referred to in it.

19.8 Except as expressly provided in this deed, the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded in relation to this deed and no person other than the parties to this deed shall have the right to enforce any rights or benefits that may expressly or impliedly be granted to such party under the terms of this deed. The consent of any third party is not necessary for any variation (including any release or compromise in whole or in part of any liability) or termination of this deed.

20. NOTICES

20.1 Any notice or other document to be served under this deed shall be delivered or sent by first class recorded delivery post or facsimile process to the party to be served at the address appearing in this deed or at such other address as he may have notified to the other party in accordance with this clause or, in the case of facsimile process, as follows:

(a) to BBHL at:

Address:

60 Market Square
PO Box 1764
Belize City
Belize

Fax: Belize (501) 227-4443

Marked for the attention of Philip Osborne,

(b) to OneSource at:

Address:

60 Market Square
PO Box 1768
Belize City
Belize

Fax: Belize (501) 223-2389

Marked for the attention of Sharon Pyne,

with a copy to:

OneSource Holdings Inc.
1600 Parkwood Circle, Suite 400
Atlanta, Georgia 30339
United States of America
Fax #: (770) 226-8669

Marked to the attention of Scott Friedlander, Chief Legal Officer

20.2 Any notice or document shall be deemed to have been served:

(a) if delivered, at the time of delivery; or

(b) if posted, at 10.00 a.m. on the tenth Business Day after it was put into the post; or

(c) if sent by facsimile process, at the expiration of two hours after the time of despatch, if despatched before 3.00 p.m. on any Business Day, and in any other case at 10.00 a.m. on the Business Day following the date of despatch.

20.3 In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as a prepaid first class recorded delivery letter or that the facsimile message was properly addressed and despatched as the case may be.

EXECUTED and **DELIVERED** by the parties hereto as a deed on the date first above written.

SIGNATORIES

EXECUTED as a **DEED** by **BB HOLDINGS LIMITED** acting by



Name: Philip T. Osborne
Authorised Signatory



Name: Emory King
Authorised Signatory

EXECUTED as a **DEED** by **ONESOURCE SERVICES INC.** acting by



Name: Philip Johnson
Authorised Signatory



Name: Helguisedec Flores
Authorised Signatory

BUSINESS AND ADMINISTRATIVE SERVICES AGREEMENT

THIS BUSINESS AND ADMINISTRATIVE SERVICES AGREEMENT (the "Agreement") is made as of 7 February 2006, by and between BB Holdings Limited, a Belize international business company with registered number 1 ("BBHL") and OneSource Services Inc., a Belize international business company with registered number 46,251 ("One Source").

BACKGROUND

BBHL has agreed to provide, or procure the provision of, and OneSource and its subsidiaries from time to time desire to retain BBHL to provide, or procure the provision of, certain business and administrative services, including the services set out in Schedule 1, subject to the terms and conditions set forth herein.

OneSource has agreed to provide, or procure the provision of, and BBHL and its subsidiaries from time to time desire to retain OneSource to provide, or procure the provision of, certain business and administrative services, including the services set out in Schedule 2, subject to the terms and conditions set forth herein.

For the purposes of this Agreement the term "Services" shall mean the BBHL Services (as defined in Section 3.1) and/or the OneSource Services (as defined in Section 3.2), as the context requires, and "Service" shall be construed accordingly.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. ENGAGEMENT

1.1 BBHL shall engage OneSource to provide, or procure the provision of, through one or more of its subsidiaries from time to time (the "OneSource Subsidiaries"), the OneSource Services (as defined in Section 3.2) to BBHL and/or its subsidiaries from time to time (the "BBHL Subsidiaries"), upon the terms and conditions set forth herein.

1.2 OneSource shall engage BBHL to provide, or procure the provision of, through one or more of the BBHL Subsidiaries from time to time, the BBHL Services (as defined in Section 3.1) to OneSource and/or the OneSource Subsidiaries, upon the terms and conditions set forth herein.

1.3 For the purposes of this Agreement the term "Subsidiaries" shall mean the BBHL Subsidiaries and/or the OneSource Subsidiaries, as the context requires.

2. TERM

2.1 Subject to Section 2.2, the term of this Agreement shall be one (1) year, commencing on the date of the admission ("Admission") of all the issued share capital of OneSource to trading on AIM (the "Effective Date").

2.2 At the end of the term referred to in Section 2.1 the term shall automatically renew for a one (1) year period, subject to the termination provisions of Section 7.

2.3 If Admission does not occur before 31 March 2006 (or such other date as the parties may in writing agree) this Agreement shall terminate and shall have no further force or effect.

3. **SERVICES**

3.1 BBHL Services - BBHL will provide, or procure the provision of through one or more of the BBHL Subsidiaries, to OneSource and the OneSource Subsidiaries (i) such services within the categories of services set forth in Section 3.3 as are reasonably requested by OneSource or any of the OneSource Subsidiaries from time to time, and (ii) such other administrative support services as may be reasonably requested by OneSource or any OneSource Subsidiary from time to time (together, the "BBHL Services").

3.2 OneSource Services - OneSource will provide, or procure the provision of through one or more of the OneSource Subsidiaries, to BBHL and the BBHL Subsidiaries (i) such services within the categories of services set forth in Section 3.3 as are reasonably requested by BBHL or any of the BBHL Subsidiaries from time to time, and (ii) such other administrative support services as may be reasonably requested by BBHL or any BBHL Subsidiary from time to time (together, the "OneSource Services").

3.3 Categories of Services – The categories of services referred to in Section 3.1 and Section 3.2 are as follows:

3.3.1 General – Administrative support services.

3.3.2 Bookkeeping and Accounting – Preparation and/or review of accounting records for inclusion in financial statements.

3.3.3 Tax Returns – Preparation and/or review of any tax returns or reports required to be filed. Supervision of and/or advice in relation to the defence of any proposed adjustments, assessments or other disputes arising from any such returns or reports prepared or reviewed, including engaging counsel, accountants and experts necessary or desirable in connection therewith.

3.3.4 Auditing – Review of and/or consultation with respect to internal audits and supervision of and/or assistance with respect to any independent audits.

3.3.5 Financial – General advice with respect to brokers, investment bankers and lending institutions, including consulting services with regard to borrowings or credit facilities.

3.3.6 Legal – General in-house counsel advice regarding material obligations to comply with applicable laws, ordinances, rules and regulations.

3.3.7 Planning – General advice and consulting services with respect to tax, financial, and general business planning.

3.3.8 Investments – Investigation, analysis, business and financial advice with respect to proposed acquisitions and disposals.

3.3.9 Professional Services – General advice and consulting services with respect to obtaining accounting, legal, and other professional services.

3.3.10 Investor, public relations and media support – General advice and services to provide support with respect to relations with investors, the public and the media.

3.3.11 Pensions and employee benefits –Services in relation to the provision of pensions and employee benefits for certain individuals.

3.3.12 Insurance services – Assistance with respect to the maintenance or obtaining of insurance cover.

3.4 Level of Service – Each party shall ensure that the Services to be provided or procured by it are in all material respects provided to the same standards as they were generally provided to the other party or the other party's Subsidiaries during the twelve (12) months immediately prior to the Effective Date.

3.5 Compliance – Each party shall provide, or shall procure the provision of, the Services to be provided or procured by it under this Agreement in accordance with applicable laws, including, without limitation, all applicable data protection laws.

3.6 Restoring Service Levels – In the event of any failure by either party or any of its Subsidiaries to perform, or procure the performance of, the Services to be provided or procured by it in accordance with the terms and conditions of this Agreement, without prejudice to any other rights or remedies which the other party may have under this Agreement or at law, the following provisions shall apply:

3.6.1 the party receiving, or whose Subsidiaries receive, the Services shall notify the party providing, or procuring the provision of, the Services as soon as reasonably practicable and the party providing, or procuring the provision of, the Services shall use its reasonable endeavours to rectify such failure, including applying or procuring the application of such additional resources as are reasonably necessary to perform the Services in accordance with this Agreement; and

3.6.2 the party providing, or procuring the provision of, the Services at issue shall implement procedures which, so far as is reasonably practicable, prevent the recurrence of such failure.

4 GENERAL OBLIGATIONS OF EACH PARTY

Each party shall at their own cost provide, or procure the provision of, all co-operation, information and assistance reasonably required by the other party to enable the other party to perform, or procure the performance of, the Services to be provided or procured by that other party under this Agreement.

5 FEE

5.1 Fee – Subject to Section 5.2, as compensation for the provision of the Services, each party or its relevant Subsidiaries shall pay fees to the other party or the other party's relevant Subsidiaries based on commercial arm's length rates to be agreed by the parties from time to time and paid on a quarterly basis (the "Fee"). Each party shall, or shall procure that its relevant Subsidiaries shall, invoice the other party or the other party's relevant Subsidiaries for the relevant Services.

5.2 Determination of Fees – In the event that the parties are unable to agree to Fees in respect of a Service to be provided, the party or the relevant Subsidiaries providing the relevant Service shall be entitled to charge Fees on the basis of its costs to

provide the relevant Service (including the costs of personnel and the corresponding portion of fixed and variable overhead) plus a margin of ten per cent (10 per cent.)

5.3 Expenses – Each party or its relevant Subsidiaries (as the case may be) will be entitled to claim any expenses ("Expenses") properly incurred in the provision of Services pursuant to the terms of this Agreement. Each party or its relevant Subsidiaries will prepare invoices of such Expenses on a quarterly basis for payment by the other party or the other party's Subsidiaries.

5.4 Payment – The Fee and the Expenses (other than amounts being disputed in good faith by a party) shall be due and payable in quarterly instalments, payable in arrears, within thirty (30) days of receipt of the relevant invoices

5.5 Failure to pay – If a party or any of its relevant Subsidiaries fails to pay in accordance with Section 5.4:

5.5.1 the party and/or the relevant one or more of its Subsidiaries that remains unpaid shall be entitled to suspend the provision of the Services in respect of which it remains unpaid; and

5.5.2 any sum not paid when due will bear interest accruing on a daily basis, at 3 per cent. above the then current base rate of Barclays Bank plc.

6. **RECORDS**

Each party shall, or shall procure that its relevant Subsidiaries shall, keep adequate records of all Services provided to the other party and the other party's Subsidiaries hereunder (including the hours spent in the provision of the Services), the cost of providing the Services and all Expenses incurred in providing the Services during the term of this Agreement. All such records shall be made available for examination by the other party and/or its relevant Subsidiaries or their authorised representative during normal business hours and on reasonable notice.

7. **TERMINATION**

7.1 Right of Service Recipient to Terminate Service Provision – Each party as a recipient of Services (the "Service Recipient") shall have the right to terminate the provision of Services provided or procured by the other party (the "Service Provider"), without prejudice to the other rights and obligations under this Agreement or at law, immediately upon written notice to the Service Provider upon the occurrence of any one of the following events:

7.1.1 Lack of Effective Service – the Service Provider or one of its Subsidiaries abandoning or failing effectively to provide or procure the provision of the Services to be provided or procured by the Service Provider in accordance with this Agreement.

7.1.2 Breach – A breach by the Service Provider or one of its Subsidiaries of any of the material provisions of this Agreement in relation to its provision of Services and either that breach is incapable of remedy, or the Service Provider or the relevant Subsidiary fails to remedy the breach as soon as reasonably practical and in any event within thirty (30) days after receiving written notice from the Service Recipient requesting it to remedy that breach.

7.1.3 Cessation of Operations – the Service Recipient or one or more of its Subsidiaries terminating its operations for any reason whatsoever.

7.2 Right of Service Provider to Terminate Service Provision – Each party as Service Provider shall have the right to terminate the provision of Services provided or procured by that party, without prejudice to its other rights and remedies under this Agreement or at law, immediately upon written notice to the other party, as Service Recipient, in the event of a breach by the Service Recipient or any of that Service Recipient's Subsidiaries of any material provision of this Agreement in relation to their receipt of Services and the Service Provider or the relevant Subsidiary fails to remedy the breach as soon as reasonably practical and in any event within (30) days after receiving written notice requiring it to remedy that breach.

7.3 Consequences of Termination of Service Provision - Upon termination of the provision of Services pursuant to Section 7.1 or Section 7.2:

7.3.1 Section 1.1 and Section 3.2 shall terminate where BBHL or OneSource terminates the Services provided by OneSource and its Subsidiaries;

7.3.2 Section 1.2 and Section 3.1 shall terminate where OneSource or BBHL terminates the Services provided by BBHL and its Subsidiaries;

and in each case the relevant Service Provider will cease to provide or procure the provision of the terminated Services, and the Service Recipient will pay to the Service Provider or its relevant Subsidiaries, as the case may be, all Fees and Expenses properly incurred up to and including the effective date of termination within thirty (30) days from the date of any invoice concerned.

7.4 Termination of the Agreement – Either party may terminate this Agreement effective at any time after the expiry of 12 months after the Effective Date by giving to the other party at least 3 months' prior written notice.

7.5 Consequences of Termination of the Agreement - Upon expiration or termination of this Agreement for any reason, each party will cease to provide or procure the provision of the Services, and each party, as Service Recipient, or its relevant Subsidiaries will pay to the other party, as Service Provider, or the other party's relevant Subsidiaries, as the case may be, all Fees and Expenses properly incurred in respect of Services received up to and including the effective date of such expiration or termination within thirty (30) days from the date of any invoice concerned.

7.6 Force Majeure

7.6.1 Neither party shall be liable to the other for any delay or non-performance of its obligations to provide or procure the provision of Services under this Agreement arising from any cause or causes beyond its reasonable control including, without limitation, any of the following: act of God, governmental act, war, fire, flood, explosion, civil commotion or industrial dispute of a third party, armed hostilities, act of terrorism, revolution, blockade, embargo, strike, lock-out, sit-in, severe adverse weather, disease, accident to (or breakdown of) plant or machinery, shortage of any material, transport, electricity or other supply, or regulatory intervention.

7.6.2 Subject to the affected party promptly notifying the other party in writing of the cause and the likely duration of the delay or non-performance and

provided that the affected party shall use reasonable endeavours to limit the effect of such event on the other party, the performance of the affected party's obligations to provide or procure the provision of Services, to the extent affected by the cause, shall be suspended during the period that the cause persists provided that if performance is not resumed within 30 days after that notice the other party may, by written notice, terminate the provision of Services to be provided or procured by the affected party under this Agreement.

8. **REPRESENTATIONS AND WARRANTIES**

8.1 Each party represents and warrants to the other that:

8.1.1 it has the capacity and authority to enter into and perform this Agreement;

8.1.2 this Agreement has been executed by a duly authorised representative of that party;

8.1.3 the execution and delivery of this Agreement by that party, and the performance of its obligations under it, will not:

(a) result in a breach of, or constitute a default under, any instrument to which it is a party or obligation by which it is bound; or

(b) result in a breach of any order, judgment or decree of any court, governmental agency or regulatory body to which it is a party or by which it is bound; or

(c) require the consent or approval of its shareholders or of any other person; and

8.1.4 once duly signed, this Agreement will constitute its legal, valid and binding obligations.

9. **NO ASSIGNMENT**

The interest of either party in this Agreement may not be assigned, transferred, shared or divided in any manner except with the prior written consent of the non-assigning party.

10. **INDEMNIFICATION**

10.1 By Service Recipient – Each party as Service Recipient agrees to indemnify and hold harmless the other party as Service Provider and those Subsidiaries of the Service Provider which provide Services, against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges, legal fees and expenses paid or incurred in disputing or defending any of the foregoing) which the Service Provider or its relevant Subsidiaries may reasonably incur or which may be made against the Service Provider or its relevant Subsidiaries arising out of or in relation to or in connection with the provision or the procurement of the provision of the relevant Services, except such as directly results from the default, negligence or bad faith of the Service Provider or its relevant Subsidiaries. Under no circumstances will the Service Recipient or its relevant Subsidiaries which receive Services be liable to the Service Provider or its relevant Subsidiaries for any consequential loss (being loss of business, goodwill, opportunity or profit) or any special or punitive damages of any kind whatsoever, in each case however caused or arising and whether or not foreseeable, even if advised of the possibility of such loss or damage. If there

is any claim, action or demand in respect of which an indemnity may be sought from the Service Recipient, the Service Provider shall use its reasonable endeavours to notify as soon as reasonably practicable the Service Recipient in writing giving such details as are known but failure to make such notification shall not limit or negate the indemnity contained in this Section 10.1.

10.2 By Service Provider – Each party as Service Provider agrees to indemnify and hold harmless the other party as Service Recipient and those Subsidiaries of the Service Recipient which receive Services, against any loss, liability, cost, claim, action, demand or expense (including, but not limited to, all costs, charges, legal fees and expenses paid or incurred in disputing or defending any of the foregoing) which the Service Recipient or its relevant Subsidiaries may reasonably incur or which may be made against the Service Recipient or its relevant Subsidiaries arising out of or in relation to or in connection with the default, negligence or bad faith of the Service Provider or its relevant Subsidiaries in providing or procuring the provision of the relevant Services. Under no circumstances will the Service Provider or its relevant Subsidiaries be liable to the Service Recipient or its relevant Subsidiaries for any consequential loss (being loss of business, goodwill, opportunity or profit) or any special or punitive damages of any kind whatsoever, in each case however caused or arising and whether or not foreseeable, even if advised of the possibility of such loss or damage. If there is any claim, action or demand in respect of which an indemnity may be sought from the Service Provider, the Service Recipient shall use its reasonable endeavours to notify as soon as reasonably practicable the Service Provider in writing giving such details as are known but failure to make such notification shall not limit or negate the indemnity contained in this Section 10.2

10.3 Separate and independent obligation – The indemnities contained in Section 10.1 and Section 10.2 constitute separate and independent obligations from the other obligations in this Agreement, will apply irrespective of any indulgence granted by the indemnified party in relation thereto and will continue in full force and effect despite the termination of this Agreement. The termination of the provision of any Services pursuant to Section 7.1 or Section 7.2 shall not relieve either party as Service Provider or Service Recipient from its obligations to indemnify the other party under this Section 10 in respect of Services provided prior to such termination.

11. RELATIONSHIP OF PARTIES

Neither party hereto shall be considered a partner, joint venturer or agent of the other, nor shall either be entitled to pledge the credit of or incur any liability or obligation on behalf of the other party without the prior written consent of the other party. Each party is responsible for its own debts, liabilities and obligations.

12. MISCELLANEOUS

12.1 Tax – Each party shall be responsible for its own tax consequences arising out of the transactions contemplated hereunder. Value added taxes, or any equivalent taxes will be rendered in accordance with local regulations on invoices rendered in accordance with this Agreement.

12.2 Notices

12.2.1 Any notice or other document to be served under this Agreement may be delivered or sent by post (if sent within the United Kingdom), courier or fax to the party to be served at its address appearing in this Agreement as follows:

(a) to BBHL at:

60 Market Square
PO Box 1764
Belize City
Belize
Fax: Belize (501) 227-4443

Marked for the attention of Philip Osborne,

b) to OneSource at:

60 Market Square
PO Box 1768
Belize City
Belize
Fax: Belize (501) 223-2389

Marked for the attention of Sharon Pyne

with a copy to

OneSource Holdings, Inc.
1600 Parkwood Circle
Suite 400
Atlanta
Georgia
United States of America
Fax: (770) 226-8669

Marked for the attention of Scott Friedlander, Chief Legal Officer

or at such other address or fax number as it may have notified to the other party in accordance with this Section 12.2.1. Any notice or other document sent by post within the USA shall be sent by prepaid first class certified delivery post.

12.2.2 Any notice or other communication shall be deemed to have been given:

(a) if sent by courier, on the date of delivery; or

(b) if sent by prepaid first class recorded delivery post on the tenth business day after it was put into the post; or

(c) if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the country of destination) on any business day, and in any other case on the business day following the date of transmission.

12.2.3 In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted as a prepaid first class or equivalent recorded delivery letter or that the fax message was properly addressed and despatched, as the case may be.

12.3 Confidentiality

12.3.1 Each party undertakes to the other to treat as confidential all information in any medium or format (whether marked "confidential" or not) which that party or its subsidiaries from time to time (the "Information Recipient") receives from the other (the "Disclosing Party") either directly or from any of the Disclosing Party's Subsidiaries or from any person, firm, company or organisation associated with the Disclosing Party, which concerns the business, operations, assets, affairs, customers or suppliers of the Disclosing Party or any of its Subsidiaries ("Confidential Information").

12.3.2 The Information Recipient may disclose Confidential Information where required to do so by law or any regulatory authority provided that, to the extent permissible and reasonably practicable, it shall consult in advance with the other party on the proposed form, timing, nature and purpose of the disclosure.

12.3.3 This Section 12.3 shall remain in full force and effect following termination of this Agreement.

12.4 Third Party Rights – Except as provided in this Section 12.4, no person other than the parties to this Agreement shall have the right to enforce any rights or benefits that may expressly or impliedly be granted to such party under the terms of this Agreement.

12.4.1 Each party as Service Provider acknowledges that it is contracting on behalf of its Subsidiaries to the extent that such Subsidiaries are involved in the provision of the Services, subject to applicable law. The rights and obligations that may expressly or impliedly be granted to such Subsidiaries shall apply, including, without limitation, the obligation to indemnify the Service Recipient and the Subsidiaries of the Service Recipient set out in Section 10.2 and the confidentiality obligations set out in Section 12.3. Each party as Service Provider acknowledges that (i) the Service Recipient shall be entitled to direct any claim for damages or indemnification to the relevant Subsidiary providing the Service and (ii) it shall cause each Subsidiary providing the Service to comply with the terms of this Agreement as if it were a party to it.

12.4.2 Each party as Service Recipient acknowledges that it is contracting on behalf of its Subsidiaries to the extent that its Subsidiaries request and receive Services, subject to applicable law. The rights and obligations that may expressly or impliedly be granted to such Subsidiaries shall apply, including, without limitation, the obligation to indemnify the Service Provider set out in Section 10.1 and the confidentiality obligations set out in Section 12.3. Each party as Service Recipient acknowledges that (i) the Service Provider shall be entitled to direct any claim for damages or indemnification to the relevant Subsidiary receiving the Service and (ii) it shall cause each Subsidiary receiving the Service to comply with the terms of this Agreement as if it were a party to it.

12.4.3 Notwithstanding the foregoing provisions of this Section 12.4, the consent of any person other than BBHL or OneSource is not necessary for any variation (including any release of compromise in whole or in part of any liability) or termination of this Agreement.

12.5 Amendments – Any amendment or waiver of this Agreement shall not be binding on the parties unless set out in writing, expressed to amend or waive this Agreement, and signed of each of the parties.

12.6 Waiver – A waiver (whether express or implied) by either of the parties of any of the provisions of this Agreement or of any breach of or default by the other

party in performing any of those provisions shall not constitute a continuing waiver and that waiver shall not prevent the waiving party from subsequently enforcing any of the provisions of this Agreement not waived or from acting on any subsequent breach of or default by the other party under any of the provisions of this Agreement.

12.7 Further Assurance – Each party undertakes, at the request and cost of the other, to execute all documents and to do all other acts, which may be necessary to give full effect to this Agreement.

12.8 Entire Agreement – This Agreement constitutes the entire agreement between the parties and there are no representations, warranties, understandings or commitments except as provided herein.

12.9 Binding Effect – The Agreement shall be binding upon and shall inure to the benefit of the parties and their respective legal representatives, successors, and permitted assigns.

12.10 Severability – If the application of any term or provision of this Agreement, whether in whole or in part, shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected by such holding and shall be fully enforced.

12.11 Counterparts – This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

12.12 Governing Law and Jurisdiction – The laws of Belize shall govern the validity and construction of this Agreement and any dispute arising out of or relating to this Agreement, without regard to the principles of conflicts of law. Each party submits to the non-exclusive jurisdiction of the Belizean courts for all purposes relating to this Agreement.

EXECUTED under this 7 February 2006

BB Holdings Limited

By: 
Date: 7 February 2006

OneSource Services Inc.

By: 
Date: 7 February 2006


Fyshe
Horton Finney Ltd

Our ref: CJD/OneSource/kd

26 January 2006

The Directors
OneSource Services Limited
PO Box 1768
60 Market Square
Belize City
Belize
Central America

Dear Sirs

Re: Proposed Admission to AIM

We refer to the admission document to be dated on or around 6 February 2006 in relation to the proposed admission to AIM of all the issued shares in the Company (**the "Admission Document"**) and to the references therein to Fyshe Horton Finney.

We hereby consent to the issue and publication of the Admission Document, with the inclusion therein of our name in the form and context in which it is included.

Yours faithfully



For and on behalf of Fyshe Horton Finney Limited

Charles House, 148-149 Great Charles Street,
Birmingham B3 3HT
Tel: 0121 236 3111 Fax: 0121 236 4875
E-mail: contact@fyshe.co.uk
Web: www.fyshehortonfinney.co.uk
DX: 712090 Birmingham 29

CAPITA

The Directors
OneSource Services Inc.
P.O. Box 1768
60 Market Square
Belize City
Belize
Central America

27th January 2006

Dear Sirs

Proposed Admission to AIM

We refer to the admission document to be dated on or around February 6, 2006 in relation to the proposed admission to AIM of all the issued shares in the Company (**the "Admission Document"**) and to the references therein to Capita IRG Trustees Limited.

We hereby consent to the issue and publication of the Admission Document, with the inclusion therein of our name in the form and context in which it is included.

Yours faithfully



For and on behalf of Capita IRG Trustees Limited

Capita IRG Trustees Ltd, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Tel 0870 162 3135 Fax 020 8639 2213 www.capita-irg.com

CAPITA
FINANCIAL SERVICES (CI)

The Directors
OneSource Services Inc.
P.O. Box 1768
60 Market Square
Belize City
Belize
Central America

31st January 2006

Dear Sirs

Proposed Admission to AIM

We refer to the admission document to be dated on or around February 6, 2006 in relation to the proposed admission to AIM of all the issued shares in the Company (**the "Admission Document"**) and to the references therein to Capita IRG (Offshore) Limited.

We hereby consent to the issue and publication of the Admission Document, with the inclusion therein of our name in the form and context in which it is included.

Yours faithfully



For and on behalf of Capita IRG (Offshore) Limited

Capita IRG (Offshore) Limited, PO Box 378, Jersey, JE4 0FF
Tel 01534 632310 Fax 01534 632326
Email cirg.offshore@capita.je www.capita.je

The Directors
OneSource Services Inc.
60 Market Square
Belize City
Belize
Central America
(the **Company**)

belizebank

Belize Bank Limited

60 Market Square
PO Box 364
Belize City
Belize
Central America

Tel: 501 227 7132/3/4/5
Fax: 501 227 2712
Email: bblbz@belizebank.com

January 23, 2006

Dear Sirs

Proposed admission to AIM

We refer to the admission document to be dated on or around February 6, 2006 in relation to the proposed admission to AIM of all the issued shares in the Company (the **Admission Document**) and to the references therein to The Belize Bank Limited.

We hereby consent to the issue and publication of the Admission Document, with the inclusion therein of our name in the form and context in which it is included.

Yours faithfully



Philip C. Johnson
For and on behalf of The Belize Bank Limited



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652
Direct Phone 020 7213 5284
Direct Fax 020 7804 4939
www.pwc.com/uk

Fax cover sheet

To:	Charlotte Lawrence
Company:	Allen & Overy LLP
Fax number:	020 7330 9999
From:	Andy Lowe
Fax number:	020 7804 4939
Date:	9 February 2006
Pages:	2 (including this page)

If this fax is incomplete or illegible please telephone



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7822 4652

The Directors
OneSource Services Inc.
60 Market Square
Belize City
Belize
Central America

The Directors
Cenkos Securities Limited
6, 7, 8 Tokenhouse Yard
London EC2R 7AS
United Kingdom

8 February 2006

Dear Sirs

OneSource Services Inc. (the "Company")

We hereby consent to the inclusion in the Admission Document, to be dated 8 February 2006 and proposed to be published by the Company, of our Accountants' Report in the form and context in which it is included.

We confirm that we have authorised the contents of those parts of the Admission Document which comprise our report for the purposes of Item 23.1 of Annex I of the AIM Rules.

We attach a proof of the proposed Admission Document initialled by us for the purposes of identification.

Yours faithfully



PricewaterhouseCoopers LLP



Cenkos Securities Limited
6.7.8 Tokenhouse Yard
London EC2R 7AS
t 020 7397 8900
f 020 7397 8901
www.cenkos.com

The Directors
OneSource Services Inc.
P.O. Box 1768
60 Market Square
Belize City
Belize
Central America

7 February 2006

Dear Sirs

OneSource Services Inc. ("the Company") – proposed admission to AIM

We refer to the admission document to be dated on or around 8 February 2006 in relation to the proposed admission to AIM of all the issued shares in the Company (the "Admission Document") and to the references therein to Cenkos Securities Limited.

We hereby consent to the issue and publication of the Admission Document, with the inclusion therein of our name in the form and context in which it is included.

Yours faithfully

Ian Soanes
For and on behalf of Cenkos Securities Limited





London STOCK EXCHANGE

Application to be signed by the issuer of the securities

Admission to AIM sought on: 24 February 2006

Full legal name of the issuer of the securities:

OneSource Services Inc. (the 'Issuer')

Country of incorporation:

Belize

The Issuer applies for the securities detailed below to be admitted to AIM

Securities to be admitted to AIM

Amounts and descriptions of securities (e.g. Ordinary Shares of 5p each):

3,764,365 ordinary shares of 10 cents each

Nature of Admission (e.g. introduction, exercise of options, vendor consideration, placing for cash, block admission):

Introduction

Are the securities for which the application is now made:

(a) identical in all respects? YES

If NO, how do they differ and when will they become identical?

(b) identical in all respects with an existing class of security (further issues only)? NA

If NO, how do they differ and when will they become identical?

ISIN(s) (new issues only): BZP736741061

Issuer details:

Contact name:	Philip Osborne
Job title:	Company secretary
Telephone number:	00 501 227 7178
Email address:	pto23362@hotmail.com
Registered office address:	60 Market Square, PO Box 1768, Belize City, Belize, Central America
Issuer's anticipated accounting reference date:	**31 March**

Invoicing – Value Added Tax (VAT)

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following section

a. Country of Principal Place of Business (PPB): **Belize**
NB: PPB is usually the head office, headquarters or 'seat' from which the business is run.

b. Is the Issuer registered for VAT in the UK? YES: [ ] NO: [X]

c. Is the Issuer registered for VAT in another EC country? YES: [ ] NO: [X]

d. If YES, please confirm EC VAT registration number: [ ]
NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged in admission and annual fees.

Issuer's declaration

We declare that:

(i) we have received advice and guidance from a nominated adviser and any other appropriate professional advisers as to the nature of our rights and obligations under the AIM Rules and the Rules of the London Stock Exchange and we understand and accept these rights and obligations;

(ii) we have taken appropriate advice where necessary and have acted appropriately on any advice given;

(iii) the admission document* complies with the AIM Rules and includes all such information as investors would reasonably expect to find and reasonably require for the purpose of making an informed assessment of the assets, liabilities, financial position, profits, losses, and as to the prospects of the Issuer and the rights attaching to its securities;

(iv) in our opinion, having made due and careful enquiry, the working capital available to us and our group is sufficient for our present requirements (i.e. for at least twelve months from admission)*;

(v) any profit forecast, estimate or projection in the admission document* of the Issuer has been made after due and careful enquiry; and

(vi) procedures have been established which provide a reasonable basis for the directors to make proper judgements as to the financial position and prospects of the Issuer and its group.

*Note: paragraphs (iii) (iv) and (v) above are applicable only if this application relates to an issue of securities requiring the publication of an admission document under the AIM Rules.

Undertaking

We undertake to:

(i) comply with the AIM Rules and the Rules of the London Stock Exchange as amended from time to time;

(ii) pay any applicable admission and annual fees; and

(iii) seek advice and guidance from our nominated adviser when appropriate and act appropriately on such advice.

Signed by a duly authorised officer (e.g. Director) for and on behalf of:

Full legal name of the Issuer:

OneSource Services Inc.

Signed:	[signature]	Print name:	PHILIP T. OSBORNE
Job title:	DIRECTOR / COMPANY SECRETARY	Date:	FEBRUARY 20, 2006

**Please ensure that all applicable sections on this form have been completed.
Failure to do so may cause delay in admission**

Please return this form to:
**Issuer Implementation
London Stock Exchange plc
10 Paternoster Square
London EC4M 7LS**

**Fax: 020 7920 4607
Email: Issuerimplementation@londonstockexchange.com**

AIM SCHEDULE 1 – PRE-ADMISSION ANNOUNCEMENT

Please forward this form to aimregulation@londonstockexchange.com
In the case of queries please contact AIM on +44 (0) 20 7797 4154

ANNOUNCEMENT TO BE MADE BY THE AIM APPLICANT PRIOR TO ADMISSION IN ACCORDANCE WITH AIM RULE 2
ALL APPLICANTS MUST COMPLETE THE FOLLOWING:
COMPANY NAME:
OneSource Services Inc.
COMPANY ADDRESS:
60 Market Square, PO Box 1768, Belize City, Belize, Central America
COMPANY POSTCODE:
NA
COUNTRY OF INCORPORATION:
Belize
COMPANY BUSINESS OR, IN THE CASE OF AN INVESTING COMPANY, DETAILS OF ITS INVESTMENT STRATEGY TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (J) OF THE AIM RULES:
Commercial cleaning services and landscaping services
DETAILS OF SECURITIES TO BE ADMITTED (i.e. where known, number of shares, nominal value and issue price to which it seeks admission and the number and type to be held as treasury shares):
3,764,365 ordinary shares with a par value of USD0.10 each
CAPITAL TO BE RAISED ON ADMISSION:
None
FULL NAMES AND FUNCTIONS OF DIRECTORS AND PROPOSED DIRECTORS:
Lord Michael Anthony Ashcroft, KCMG (Chairman), Cheryl Christine Jones (Chief Executive Officer), Peter Michael Reeder Gaze (Non-Executive Director), Philip Charles Johnson (Non-Executive Director), Melquisedec Joseph Flores (Non-Executive Director)
PERSON(S) INTERESTED IN 3% OR MORE OF THE ISSUER'S CAPITAL, EXPRESSED AS A PERCENTAGE OF THE ISSUED SHARE CAPITAL BEFORE AND AFTER ADMISSION:
Prior to admission: BB Holdings Limited (100 per cent.) Following admission: Lord Michael Anthony Ashcroft, KCMG (approximately 73.3 per cent.)
NAMES AND ADDRESSES OF ALL PERSONS TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (H) OF THE AIM RULES:
None
ANTICIPATED ACCOUNTING REFERENCE DATE:
31 March
EXPECTED ADMISSION DATE:
24 February 2006
NAME AND ADDRESS OF NOMINATED ADVISER:
Cenkos Securities, 6.7.8 Tokenhouse Yard, London EC2R 7AS
NAME AND ADDRESS OF BROKER:
Fyshe Horton Finney, Charles House, 148-149 Great Charles Street, Birmingham B3 3HT
DETAILS OF WHERE (POSTAL OR INTERNET ADDRESS) THE ADMISSION DOCUMENT WILL BE AVAILABLE FROM, WITH A STATEMENT THAT THIS WILL

CONTAIN FULL DETAILS ABOUT THE APPLICANT AND THE ADMISSION OF ITS SECURITIES:
Cenkos Securities, 6.7.8 Tokenhouse Yard, London EC2R 7AS
DATE OF NOTIFICATION:
9 February 2006
NEW/ UPDATE (see note):
New
QUOTED APPLICANTS MUST ALSO COMPLETE THE FOLLOWING:
THE NAME OF THE AIM DESIGNATED MARKET UPON WHICH THE APPLICANT'S SECURITIES HAVE BEEN TRADED:
THE DATE FROM WHICH THE APPLICANT'S SECURITIES HAVE BEEN SO TRADED:
CONFIRMATION THAT, FOLLOWING DUE AND CAREFUL ENQUIRY, THE APPLICANT HAS ADHERED TO ANY LEGAL AND REGULATORY REQUIREMENTS INVOLVED IN HAVING ITS SECURITIES TRADED UPON SUCH A MARKET:
AN ADDRESS OR WEB-SITE ADDRESS WHERE ANY DOCUMENTS OR ANNOUNCEMENTS WHICH THE APPLICANT HAS MADE PUBLIC OVER THE LAST TWO YEARS (IN CONSEQUENCE OF HAVING ITS SECURITIES SO TRADED) ARE AVAILABLE:
DETAILS OF THE APPLICANT'S STRATEGY FOLLOWING ADMISSION INCLUDING, IN THE CASE OF AN INVESTING COMPANY, DETAILS OF ITS INVESTMENT STRATEGY:
A DESCRIPTION OF ANY SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION OF THE APPLICANT, WHICH HAS OCCURRED SINCE THE END OF THE LAST FINANCIAL PERIOD FOR WHICH AUDITED STATEMENTS HAVE BEEN PUBLISHED:
A STATEMENT THAT THE DIRECTORS OF THE APPLICANT HAVE NO REASON TO BELIEVE THAT THE WORKING CAPITAL AVAILABLE TO IT OR ITS GROUP WILL BE INSUFFICIENT FOR AT LEAST TWELVE MONTHS FROM THE DATE OF ITS ADMISSION:
DETAILS OF ANY LOCK-IN ARRANGEMENTS PURSUANT TO RULE 7 OF THE AIM RULES:
A BRIEF DESCRIPTION OF THE ARRANGEMENTS FOR SETTLING THE APPLICANT'S SECURITIES:
A WEBSITE ADDRESS DETAILING THE RIGHTS ATTACHING TO THE APPLICANT'S SECURITIES:
INFORMATION EQUIVALENT TO THAT REQUIRED FOR AN ADMISSION DOCUMENT WHICH IS NOT CURRENTLY PUBLIC:
A WEBSITE ADDRESS OF A PAGE CONTAINING THE APPLICANT'S LATEST ANNUAL REPORT AND ACCOUNTS WHICH MUST HAVE A FINANCIAL YEAR END NOT MORE THEN NINE MONTHS PRIOR TO ADMISSION AND FULLY AUDITED

INTERIM RESULTS WHERE APPLICABLE. THE ACCOUNTS MUST BE PREPARED ACCORDING TO UK OR US GAAP OR INTERNATIONAL ACCOUNTING STANDARDS:
THE NUMBER OF EACH CLASS OF SECURITIES HELD IN TREASURY:

Note: THIS FIELD SHOULD INDICATE THAT THE ANNOUNCEMENT IS 'NEW' AND ALL RELEVANT FIELDS SHOULD BE COMPLETED. OTHERWISE WHERE THE FORM IS REQUIRED TO BE COMPLETED IN RESPECT OF AN 'UPDATE' ANNOUNCEMENT, THIS SHOULD BE INDICATED. IN SUCH CASES, ALL THE ORIGINAL INFORMATION SHOULD BE INCLUDED WITH ANY AMENDED FIELDS **EMBOLDENED**.


ONESOURCE

BB HOLDINGS LIMITED ANNOUNCES THE DEMERGER OF ONESOURCE SERVICES INC.

Belize City, Belize, February 7, 2006 – BB Holdings Limited (NASDAQ: BBHL, London: BBHL) ("BB Holdings") today announces a further reorganization of its group to be effected by a demerger (the "Demerger") of its facilities services businesses operating in the United States (the "US Facilities Services Businesses") to shareholders of BB Holdings, through a dividend distribution of shares in OneSource Services Inc. ("OneSource"). The Demerger is intended to result in OneSource becoming the holding company for the US Facilities Service Businesses and being admitted to trading on AIM in London .

Following the Demerger, BB Holdings will retain The Belize Bank Limited (the "Belize Bank") and its equity interest in Grupo Agroindustrial CB, S.A. ("Numar"). BB Holdings will continue to be listed on Nasdaq in the United States and traded on AIM in the UK.

Background to the Demerger

In August 2005, BB Holdings reorganized its group by demerging its UK and Ireland businesses into a new publicly-traded holding company, Carlisle Group Limited. This announcement describes a further reorganization intended to separate BB Holdings' remaining businesses and assets into two publicly-traded companies. The objective of the Demerger is to enable BB Holdings to separate its US Facilities Services Businesses from its Central American assets, principally comprising the Belize Bank and its equity interest in Numar, so as to create a distinct, publicly-traded company, OneSource, holding the US Facilities Services Businesses. The US Facilities Services Businesses currently operate, to a significant extent, independently of the rest of the BB Holdings group with a separate management team, a different customer base and separate financing arrangements.

Following the Demerger, BB Holdings believes that OneSource will be in a stronger position to manage and develop the US Facilities Services Businesses in the markets in which they operate. The boards of BB Holdings and OneSource regard the Demerger as an opportunity for OneSource to increase the value of the US Facilities Services Businesses at a faster rate than would be possible under the ownership of BB Holdings.

Basis of the Demerger

Conditional upon completion of the Demerger and admission of OneSource's ordinary shares to trading on AIM, each BB Holdings shareholder will receive one OneSource ordinary share for every 16 BB Holdings shares held at 4.00 p.m. (New York Time) on February 17, 2006 , which will be the record date for the distribution. It is expected that the OneSource ordinary shares will be admitted to trading on AIM on or about February 24, 2006 and that dealings will commence on that date.

For any BB Holdings shareholder whose holding of BB Holdings shares is not exactly divisible by 16, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings following OneSource's admission to AIM. The aggregate net cash proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a BB Holdings shareholder holds less than 16 BB Holdings shares. In this case, the aggregate net cash proceeds of the sale of such fractional entitlements will be remitted to the relevant BB Holdings shareholders save that such amounts of less than US$5 will not be distributed to BB Holdings shareholders and will be contributed by BB Holdings to OneSource.

BB Holdings' Strategy

Following the Demerger, BB Holdings' priority will remain that of maximizing shareholder value. Its strategy with respect to the Belize Bank's current operations will be to maintain and develop the bank's dominant position as the leading and largest banking institution in Belize by providing an increased range of financial and non-financial products and services to individuals, corporations and other customers. BB Holdings may also, in due course, review opportunities to expand its financial services business to certain parts of the Caribbean or Central America.

The composition of the board of directors of BB Holdings will not change as a result of the Demerger.

OneSource's Strategy

OneSource will continue to develop and grow the US Facilities Services Businesses with the goal of maximizing shareholder value.

OneSource will pursue a number of ways to deliver strong performance including organic growth, efficiency and cost improvement programmes as well as reviewing selected acquisition opportunities and continually re-appraising its operations for strategic fit with the needs of current and potential customers. OneSource will focus primarily on an organic growth strategy within the US outsourced facilities services market. OneSource expects to find opportunities to drive organic growth both by maintaining a sharp focus on customer retention and by conducting a continual re-evaluation of customers' needs across its local, regional and national customer portfolios. In addition, OneSource will strive to maintain its position as a leading provider in the US facilities services industry by continuing to use the technology solutions and infrastructure available to it to provide customer care, services and costings more efficiently to its customers.

Further Information

Full details of the Demerger and distribution will be contained in a circular to BB Holdings' shareholders and an AIM admission document for OneSource, which will be sent to BB Holdings' shareholders as soon as practicable.

Forward Looking Statements

Certain statements in this press release constitute 'forward looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements

include among others, overall economic and business conditions, the demand for BB Holdings' services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings' businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the 'SEC'), which are available without charge from the SEC at www.sec.gov

For further information contact:

BB Holdings
Makinson Cowell
Belize +501 227 7178
UK +44 (0)207 248 6700
USA +1 212 994 9044

Note: This and other press releases are available at the BB Holdings' web site: http://www.bbholdingslimited.com



ONESOURCE SERVICES ANNOUNCES RESULTS FOR THE YEAR ENDED MARCH 31, 2006

Belize City, Belize,June 7, 2006 -- OneSource Services Inc (London AIM: OSS) ("OneSource") reported revenue of $813.5m (2005 -- $781.6m) and net income of $0.8m (2005 – $0.2m) for the year ended March 31, 2006. Diluted earnings per share for the year ended March 31, 2006 was $0.21 (2005 – $0.05).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

"OneSource Services Inc. listing on AIM was successfully completed in February 2006 following its demerger from BB Holdings Limited. The separation of the Company has been well received by customers and employees."

"OneSource continues its good track record on customer retention and business development is bringing in new opportunities. Management remains firmly focused on providing high-quality and cost-effective solutions to customers."

For the year ended March 31, 2006, OneSource achieved organic revenue growth of $31.9m (4.1%) compared with the year ended March 31, 2005 by increased sales in strategic accounts and competitive bid opportunities. The increased sales were achieved in the context of reducing selling, general and administrative expenses as a percentage of sales. OneSource met revenue expectations and key operational measurements for fiscal year 2006. Continued success in competitive re-bid situations, business development efforts and focused client services programs have resulted in a strong revenue run rate.

The markets remain competitive and management is committed to providing the highest levels of service to retain customers and maintain the integrity of the OneSource brand. While efficiency has improved in all business areas, controlling costs remains a priority.

Management maintains a strong focus in the key areas of customer retention, operating efficiencies and overall cost control. OneSource continues to distinguish its service offering through total cost management solutions for outsourced services and continued improvements through strategic efficiency initiatives which drive more value into our client relationships.

For further information contact:

OneSource Services Makinson
Cowell
+501 227 7178 212-994-
9044

To download a pdf of the full press release, click here.

Background Information

Through its OneSource brand, OneSource is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts.

B B Holdings LTD (BBHLF)

60 MARKET SQUARE
PO BOX 1764
BELIZE CITY, D1 00000
501 22 77178

6–K

FORM 6–K
Filed on 03/17/2006 – Period: 03/16/2006
File Number 000–19775



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

B BHOLDINGS LIMITED

(Translation of registrant's name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED

Date: March 16, 2006

By: /s/ P.T. OSBORNE
Philip T. Osborne
Company Secretary

BB HOLDINGS LIMITED ANNOUNCES COMPLETION OF DEMERGER OF ONESOURCE SERVICES INC.

Belize City, Belize, February 24, 2006 – Further to the announcement by BB Holdings Limited (NASDAQ: BBHL, London: BBHL) ("BB Holdings") on February 7, 2006 of the proposed demerger (the "Demerger") of facilities services businesses operating in the United States (the "US Facilities Services Businesses") to shareholders of BB Holdings, through a dividend distribution of shares in OneSource Services Inc. (London: OSS) ("OneSource") (the "BB Holdings Distribution"), the shares in OneSource were admitted to trading on AIM today. The BB Holdings Distribution is therefore now unconditional.

Share certificates representing OneSource shares will be dispatched shortly to qualifying BB Holdings shareholders. Qualifying BB Holdings shareholders will receive one share in OneSource for each sixteen BB Holdings shares registered in their name at 4:00 p.m. New York time on February 17, 2006.

For any qualifying BB Holdings shareholders whose holding of (or interest in) BB Holdings shares is not exactly divisible by sixteen, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings. The aggregate net cash proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a BB Holdings shareholder holds less than sixteen BB Holdings shares. In this case, the aggregate net cash proceeds of the sale of such fractional entitlements will be remitted to the relevant BB Holdings shareholders save that such amounts of less than US$5 will not be distributed to BB Holdings shareholders and will be contributed by BB Holdings to OneSource.

From today the OneSource shares are tradeable and will be eligible for electronic settlement through CREST in the United Kingdom in the form of depository instruments.

Forward Looking Statements

Certain statements in this press release constitute 'forward looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings' services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings' businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the SEC) which are available without charge from the SEC at:

www.sec.gov.

For further information contact:

BB Holdings
Belize: +501 227 7178
UK: +44 (0)20 7248 6700

Makinson Cowell
+1 (212) 994 9044

Note: This and other press releases are available at the Company's web site:

http://www.bbholdingslimited.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, you should consult immediately a person authorized under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in BB Holdings Limited, please send this document and the accompanying document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

BB HOLDINGS LIMITED

Demerger of the

US Facilities Services Businesses

to a newly incorporated company,

OneSource Services Inc.

Cenkos Securities Limited, which is regulated by The Financial Services Authority, is acting as nominated advisor to BB Holdings Limited in relation to the Demerger and OneSource Services Inc. in connection with the Admission and is not acting for any other persons in relation to either the Demerger or the Admission. Cenkos Securities Limited will not be responsible to anyone other than BB Holdings Limited and OneSource Services Inc. in relation to the Demerger or the Admission, respectively, for providing the protections afforded to customers of Cenkos Securities Limited or for providing advice in relation to the contents of this document or any matter referred to in it.

This document should be read in conjunction with the accompanying Admission Document for OneSource Services Inc. which has been drawn up in accordance with the AIM Rules. Application will be made for all the OneSource Shares (which are to be transferred to Qualifying BB Holdings Shareholders or Alternative Recipients in connection with the Demerger) to be admitted to trading on AIM.

CONTENTS

DEFINITIONS

Admission	admission of all of the OneSource Shares to trading on AIM;
Admission Document	the document dated February 8, 2006 prepared in accordance with the AIM Rules, issued by OneSource which relates to Admission and which accompanies this document;
AIM	a market operated by the London Stock Exchange;
AIM Rules	the rules of AIM as published by the London Stock Exchange from time to time;
Alternative Recipients	those persons to whom DTC has authorized the distribution of the OneSource Shares to which it is entitled under the terms of the BB Holdings Distribution;
BB Holdings	BB Holdings Limited, an international business company incorporated in Belize under the IBCA with registered number 1;
BB Holdings Distribution	the distribution by way of dividend in kind of one OneSource Share for every 16 BB Holdings Shares held by Qualifying BB Holdings Shareholders at the Record Date, declared by the Board on February 7, 2006, such dividend being conditional on Admission;
BB Holdings Group	BB Holdings and its subsidiary undertakings;
BB Holdings Shareholders	holders of BB Holdings Shares;
BB Holdings Shares	ordinary shares of no par value in the capital of BB Holdings (other than the Treasury Shares);
Belize Bank	The Belize Bank Limited, a subsidiary of BB Holdings, incorporated in Belize;
Board	the board of directors of BB Holdings;
Central Bank	the Central Bank of Belize;
Demerger	the demerger of the US Facilities Services Businesses from the BB Holdings Group pursuant to the Demerger Agreement;
Demerger Agreement	the demerger agreement dated February 7, 2006 between BB Holdings and OneSource, details of which are contained in this document and in the Admission Document;
DTC	The Depositary Trust Company, or its nominee, Cedefast & Co. in its capacity as a Qualifying BB Holdings Shareholder;
Financial Services Business	the financial services business of BB Holdings carried on in Belize through Belize Bank and its affiliates;
IBCA	the International Business Companies Act, 1990 of Belize (as amended);
London Stock Exchange	London Stock Exchange plc;
Nasdaq	The National Association of Securities Dealers Automated Quotation System;
Numar	Grupo Agroindustrial CB, S.A. being a group of companies which own edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, in which the BB Holdings Group holds a 23.4 per cent. equity interest;
OneSource	OneSource Services Inc., an international business company incorporated in Belize under the IBCA with registered number 46,251, which is intended to become the holding company of the US Facilities Services Businesses upon completion of the Demerger;

OneSource Bermuda	OneSource Holdings (Bermuda) Limited, a company incorporated in Bermuda with registered number 24319, which is the holding company of the US Facilities Services Businesses;
OneSource Consideration Shares	the 3,764,355 ordinary shares of 10 cents each in the share capital of OneSource to be allotted and issued by OneSource to BB Holdings, credited as fully paid up and ranking *parri passu* in all respects with the OneSource Initial Shares in consideration for the transfer by BB Holdings of OneSource Bermuda to OneSource pursuant to the Demerger Agreement;
OneSource Group	OneSource and its subsidiary undertakings following the Demerger or, where the context requires, OneSource Bermuda and its subsidiary undertakings;
OneSource Initial Shares	the 10 ordinary shares of 10 cents each in the share capital of OneSource held by BB Holdings;
OneSource Shareholders	holders of OneSource Shares;
OneSource Shares	the OneSource Consideration Shares and the OneSource Initial Shares;
Pounds Sterling, £, p and pence	denote the lawful currency of the United Kingdom
Qualifying BB Holdings Shareholders	a BB Holdings Shareholder on the share register of BB Holdings at the Record Date;
Record Date	4:00 p.m. (New York time) on February 17, 2006, or such other date and time as BB Holdings and OneSource may decide;
SEC	the US Securities and Exchange Commission;
Treasury Shares	the 2,324,204 ordinary shares of no par value in the capital of BB Holdings held by a subsidiary and a nominee of BB Holdings in treasury;
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland;
United States or US	the United States of America, its territories, possessions and commonwealths, including Puerto Rico, any State of the United States of America and the District of Columbia;
US Holder	a beneficial owner of BB Holdings Shares and/or OneSource shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of the source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person;
US Exchange Act	the United States Securities Exchange Act of 1934, as amended;
US Facilities Services Businesses	the US facilities services businesses of BB Holdings owned by OneSource Bermuda and its subsidiaries and which are proposed to be transferred to OneSource pursuant to the Demerger;
US Securities Act	the United States Securities Act of 1933, as amended; and
US dollars, US$, $ and cents	denote the lawful currency from time to time of the US.

LETTER FROM BB HOLDINGS

BB Holdings Limited
60 Market Square
PO Box 1764
Belize City, Belize
Central America

Directors

Lord Ashcroft, KCMG	*(chairman)*
Sir Edney Cain	*(non-executive director)*
David Hammond	*(non-executive deputy chairman)*
Cheryl Jones	*(executive director)*
Emory King	*(non-executive director)*
John Searle	*(non-executive director)*

February 8, 2006

To BB Holdings Shareholders

Dear Shareholder,

Demerger of the US Facilities Services Businesses to OneSource Services Inc.

1. Introduction

In August 2005, BB Holdings reorganized its group by demerging its UK and Ireland businesses into a new holding company, Carlisle Group Limited, distributing all of the shares in that company to BB Holdings' then shareholders and arranging for the shares in Carlisle Group Limited to be admitted to trading on AIM.

On February 7, 2006, BB Holdings announced a further reorganization of its group to be effected by the demerger of its US Facilities Services Businesses, by way of the payment of a dividend in kind to Qualifying BB Holdings Shareholders.

OneSource has been incorporated in Belize to become the new holding company for the US Facilities Services Businesses that are to be demerged from BB Holdings.

On February 7, 2006, BB Holdings and OneSource entered into the Demerger Agreement, details of which are set out in the Admission Document. Under the Demerger Agreement and subject to certain conditions, BB Holdings has agreed to transfer OneSource Bermuda, the holding company of the US Facilities Services Businesses, to OneSource in exchange for the issue by OneSource to BB Holdings of 3,764,355 shares in OneSource.

Pursuant to the Demerger Agreement, on February 7, 2006 the Board declared a dividend distribution, in favor of Qualifying BB Holdings Shareholders, of OneSource Shares on the basis of one OneSource Share for every 16 BB Holdings Shares held at the Record Date. The BB Holdings Distribution is conditional on, amongst other things, the transfer of OneSource Bermuda, the issue of the OneSource Consideration Shares and Admission becoming effective on or before March 31, 2006 (or such other date as BB Holdings and OneSource may agree).

Following the Demerger, BB Holdings will continue to be traded on AIM and Nasdaq and OneSource will be admitted to trading on AIM.

This document sets out details of the Demerger and the rationale behind it.

2. Background to the Demerger

The objective of the Demerger is to enable BB Holdings to separate the US Facilities Services Businesses from its Central American assets, principally comprising the Financial Services Business and its equity interest in Numar, so as to create a distinct publicly traded company, OneSource, holding the US Facilities Services Businesses. OneSource will have a separate listing on AIM and BB Holdings will continue to be listed on Nasdaq and AIM. The US Facilities Services Businesses operate, to a significant extent, independently of the rest of the BB Holdings Group, with a separate management team, a different customer base and separate financing arrangements.

Following the demerger, BB Holdings believes that OneSource will be in a stronger position to manage and develop the US Facilities Services Businesses in the markets in which they operate. The Board regards the Demerger as an opportunity for OneSource to increase the value of the US Facilities Services Businesses at a faster rate than would be possible under the ownership of BB Holdings.

AIM is an increasingly international stock market and accordingly the Board considers AIM to be an appropriate market for OneSource's shares to be traded. The Board believes that the regulatory environment and the cost structure arising from a listing on AIM is more appropriate for a company such as OneSource.

3. BB Holdings' strategy

Following the Demerger, BB Holdings will retain the Belize Bank, which operates principally in Belize and comprises its Financial Services Business, and its equity interest in Numar.

OneSource will have had transferred to it the US Facilities Services Businesses of BB Holdings. Further information on the US Facilities Services Businesses is contained in the Admission Document.

Following the Demerger, BB Holdings' priority will remain that of maximizing shareholder value. Its strategy with respect to the Belize Bank's current operations will be to maintain and develop the bank's dominant position as the leading and largest banking institution in Belize by providing an increased range of financial and non-financial products and services to individuals, corporations and other customers. BB Holdings may also, in due course, review opportunities to expand its financial services business to certain parts of the Caribbean or Central America.

Details of OneSource's strategy following the Demerger are to be found in the Admission Document.

4. The Board and the board of OneSource

The composition of the Board of BB Holdings will not change as a result of the Demerger.

The board of OneSource will consist of Lord Ashcroft, KCMG as chairman, Cheryl Jones as chief executive officer and Peter Gaze, Philip Johnson and Melquisedec Flores as non-executive directors. The board of OneSource is described in more detail in the Admission Document.

5. Current trading and prospects

In the year ended March 31, 2005, the BB Holdings Group reported net sales of $1,380.0 million, (including $598.4 million relating to the demerged UK and Ireland businesses), total operating income of $33.6 million (including $3.3 million relating to the demerged UK and Ireland businesses), and net income of $34.0 million (including $1.4 million relating to the demerged UK and Ireland businesses), with diluted earnings per ordinary share of $0.56.

In the nine months ended December 31, 2005, the BB Holdings Group reported net sales of $611.6 million, total operating income of $25.7 million, and income from continuing operations of $27.6 million, with diluted earnings per ordinary share from continuing operations of $0.46.

The figures presented above for the nine months ended December 31, 2005 are unaudited.

Details of the unaudited financial effects of the Demerger on the BB Holdings Group are set out in Part 2 of this document.

6. Timetable

It is expected that Admission will occur on or about February 24, 2006, at which time the Demerger will be unconditional.

7. Conclusion

The Demerger will provide an independent platform for the US Facilities Services Businesses under OneSource and the Board's aim is that the Demerger will improve the ability of BB Holdings to grow and enhance the value of its businesses.

Yours sincerely

Philip T. Osborne
Company Secretary

PART 1

INFORMATION FOR BB HOLDINGS SHAREHOLDERS

1. BASIS OF THE DEMERGER

The Demerger will be effected by BB Holdings declaring the BB Holdings Distribution, to be satisfied by the distribution to Qualifying BB Holdings Shareholders (or, in the case of DTC, its Alternative Recipients) of the entire issued share capital of OneSource (less any fractional remainders described below), such distribution to be conditional on, amongst other things, the transfer of OneSource Bermuda to OneSource, the issue to BB Holdings of the OneSource Consideration Shares and Admission having occurred by no later than March 31, 2006.

Conditional on Admission, each Qualifying BB Holdings Shareholder (or, in the case of DTC, its Alternative Recipients) will receive:

One OneSource Share for every 16 BB Holdings Shares held by such Qualifying BB Holdings Shareholder at the Record Date.

It is expected that, on or about February 24, 2006, OneSource Shares will be admitted to trading on AIM and that dealings will commence on that date.

In accordance with the IBCA, the Treasury Shares do not carry the right to receive distributions and, consequently, the Treasury Shares have been ignored for the purposes of calculating the entitlements of Qualifying BB Holdings Shareholders to OneSource Shares.

BB Holdings shall, as soon as reasonably practicable after the date of Admission, procure the delivery to each Qualifying BB Holdings Shareholder (or, in the case of DTC, its Alternative Recipients) of share certificates in the name of such person in respect of the OneSource Shares to which they are entitled under the terms of the BB Holdings Distribution. Share certificates shall be sent to the address of the Qualifying BB Holdings Shareholder (other than DTC) appearing in the BB Holdings share register as at the Record Date (or, in the case of joint holders, to the address of the joint holder whose name appears first in the share register). In the case of DTC, share certificates will be sent to the addresses of the Alternative Recipients. Share certificates shall be despatched to Qualifying BB Holdings Shareholders and Alternative Recipients at their own risk.

For any Qualifying BB Holdings Shareholders (or, in the case of DTC, its Alternative Recipients) whose holding of (or interest in) BB Holdings Shares is not exactly divisible by 16, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings following Admission. The aggregate net cash proceeds of the sale of such fractional remainders will be contributed by BB Holdings to OneSource except where a Qualifying BB Holdings Shareholder holds less than 16 BB Holdings Shares. In this case, the aggregate net cash proceeds of the sale of such fractional remainders will be remitted to the relevant Qualifying BB Holdings Shareholders save that amounts of less than US$5 will not be distributed to Qualifying BB Holdings Shareholders and will be contributed by BB Holdings to OneSource.

2. NASDAQ EX-DIVIDEND DATE

Nasdaq intends to set the ex-dividend date for the BB Holdings Distribution at February 16, 2006.

3. OVERVIEW OF THE CONTINUING BB HOLDINGS GROUP

(a) Belize Bank

Belize Bank is the largest, full service commercial and retail banking operation in Belize with a head office in Belize City and twelve branches. Belize Bank's branch network extends into each of the six regions of Belize. The principal operations of the bank are commercial lending, consumer lending, deposit-taking and related banking activities. Belize Bank provides commercial loans for short-term financing and working capital purposes. These loans are mainly collateralized, repayable on demand and are made to a wide range of corporations and commercial enterprises, primarily small to medium-sized businesses and to certain larger Belizean businesses.

Belize Bank conducts its consumer lending business through its network of branch offices, which is the largest of any financial institution in Belize. Consumer loans are comprised principally of consumer instalment loans, which are repayable on demand, with fixed interest terms, and are

generally subject to a maximum amount of $25,000. Other lending comprises residential mortgage loans and commercial mortgage loans including construction loans.

Belize Bank currently offers several types of deposit accounts including demand deposits, savings deposits and term deposits. Most deposits are denominated in Belizean dollars but it also offers foreign currency deposits (mainly US dollars). Rates on foreign currency demand and term deposits are based on international market rates.

In May 1999, through a subsidiary, the Belize Bank opened a banking operation in the Turks and Caicos Islands. Save for the above, the Belize Bank does not operate any branches abroad or hold any investments or carry on any business in offshore banking facilities. In January 2006, the Belize Bank opened a new international banking operation as part of its group, which is licensed to carry on international banking business from Belize under the International Banking Act 2003 of Belize.

Belize Bank's business in Belize is governed by the Banks and Financial Institutions Act, 1995 of Belize (**BFIA**) and is supervised by the Minister of Finance of Belize and by the Central Bank. Any financial institution which carries on a banking business in or from Belize must obtain a banking licence and conduct its business in accordance with the requirements of the BFIA. The BFIA requirements relate, among other things, to maintenance of capital and reserves by a licensed financial institution, maintenance of a reserve fund, minimum holdings of approved liquid assets and submission of returns and accounts to the Central Bank. The Central Bank also conducts a regular inspection and review of the operations of each licensed financial institution in Belize, which takes place approximately once every 18 to 24 months.

(b) Numar

BB Holdings has a 23.4 per cent. equity interest in Numar. Numar owns edible oil processing and distribution operations and palm seed plantations principally in Costa Rica, where it is a market leader in edible oils, margarine, industrial oils and animal feed. The operations are fully integrated. Numar's plantations now encompass more than 62,000 acres of African palm plantation principally in Southeast Costa Rica.

4. CONTINUING ARRANGEMENTS BETWEEN THE BB HOLDINGS GROUP AND THE ONESOURCE GROUP

Following the Demerger, BB Holdings and OneSource will operate as separate publicly traded companies. Details on implementation of the Demerger and the relationship between the BB Holdings Group and the OneSource Group after the Demerger are set out in the Demerger Agreement which is described in more detail in paragraph 9 of Part 7 of the Admission Document. In general, after the Demerger, any business between the BB Holdings Group and the OneSource Group will be on an arm's length basis and on normal commercial terms.

BB Holdings has also agreed with OneSource that, following the Demerger, each party will continue to provide certain business, financial, legal, accounting and auditing, tax, administrative support and other services to each other if requested by each party from time to time. These services will be provided on an arm's length basis by BB Holdings, OneSource and their respective subsidiaries. Provision of these services is set out in a business and administrative services agreement between BB Holdings and OneSource. The business and administrative services agreement is described in more detail in paragraph 9 of Part 7 of the Admission Document.

5. TAXATION

Advice received by the Board in respect of the taxation consequences of the Demerger for BB Holdings Shareholders and related matters is summarized in paragraphs 1, 2 and 3 of Part 3 of this document.

6. LONG-TERM INCENTIVE PLAN

Appropriate proposals to holders of awards under the BB Holdings Limited 1997 Long-Term Incentive Plan will be made in due course.

7. NON-UK SHAREHOLDERS

The attention of BB Holdings Shareholders who are resident in the United States or in other overseas jurisdictions is drawn to paragraph 4 of Part 3 of this document.

PART 2

UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE BB HOLDINGS GROUP

Set out below is the unaudited, summarized pro forma financial effect of (a) the demerger of the UK and Ireland businesses and (b) the Demerger, on the BB Holdings Group (i) as at March 31, 2005 and for the year then ended, (ii) as at September 30, 2005 and for the six months then ended, and (iii) for the nine months ended December 31, 2005.

Summarized consolidated statement of income for the year ended March 31, 2005

	BB Holdings Group (i) *$m*	*Pro forma adjustments for the demerger of the UK and Ireland businesses* (iv) *$m*	*Pro forma adjustments for the Demerger* (v) *$m*	*BB Holdings Group as adjusted for the demerger of the UK and Ireland businesses and the Demerger* *$m*
Service Businesses				
Net sales	1,380.0	(598.4)	(781.6)	—
Cost of sales	(1,181.5)	480.8	700.7	—
Selling, general and administrative expenses	(189.8)	113.2	76.6	—
Operating income – Service Businesses	8.7	(4.4)	(4.3)	—
Financial Services				
Interest income	48.0	—	—	48.0
Interest expense	(15.2)	—	—	(15.2)
Net interest income	32.8	—	—	32.8
Provision for loan losses	(1.1)	—	—	(1.1)
Net non–interest expense	(0.8)	—	—	(0.8)
Operating income – Financial Services	30.9	—	—	30.9
Corporate expenses	(6.0)	1.1	1.3	(3.6)
Total operating income	33.6	(3.3)	(3.0)	27.3
Associates	5.3	—	—	5.3
Interest income	1.5	—	(1.5)	—
Interest expense	(3.4)	1.5	1.9	—
Income before income taxes	37.0	(1.8)	(2.6)	32.6
Income taxes	(1.0)	0.3	0.7	—
Income after income taxes	36.0	(1.5)	(1.9)	32.6
Minority interests	(2.0)	0.1	1.9	—
Income from continuing operations	**34.0**	**(1.4)**	**—**	**32.6**
Basic earnings per ordinary share				
Continuing operations	$ 0.56	—	—	$ 0.54
Diluted earnings per ordinary share				
Continuing operations	$ 0.56	—	—	$ 0.54
Number of ordinary shares				
Basic	60.3	—	—	60.3
Diluted	60.8	—	—	60.8

Summarized consolidated balance sheet at March 31, 2005

	BB Holdings Group (i) *$m*	*Pro forma adjustments for the demerger of the UK and Ireland businesses (iv)* *$m*	*Pro forma adjustments for the Demerger (v)* *$m*	*BB Holdings Group as adjusted for the demerger of the UK and Ireland businesses and the Demerger* *$m*
Assets				
Service Businesses				
Current assets:				
Cash and cash equivalents	19.9	(10.7)	(6.1)	3.1
Trade accounts receivable – net	170.8	(88.3)	(82.5)	—
Other current assets	28.8	(4.7)	(23.5)	0.6
Total Service Businesses current assets	219.5	(103.7)	(112.1)	3.7
Property, plant and equipment – net	23.7	(10.6)	(13.1)	—
Associates	52.8	—	—	52.8
Goodwill – net	400.4	(224.5)	(175.9)	—
Other long–term assets	41.6	—	(41.6)	—
Total Service Businesses assets	738.0	(338.8)	(342.7)	56.5
Financial Services				
Cash, cash equivalents and due from banks	26.9	—	—	26.9
Interest–bearing deposits with correspondent banks	55.8	—	—	55.8
Loans – net	337.6	—	—	337.6
Other assets	41.0	—	—	41.0
Total Financial Services assets	461.3	—	—	461.3
Total assets	1,199.3	(338.8)	(342.7)	517.8
Liabilities and shareholders' equity				
Service Businesses				
Current liabilities:				
Short–term debt	46.2	(16.5)	(29.7)	—
Accounts payable	28.3	(18.9)	(9.4)	—
Accrued personnel costs	49.6	(20.8)	(28.7)	0.1
Insurance reserves – current portion	18.3	—	(18.3)	—
Other current liabilities	50.9	(39.2)	(9.8)	1.9
Total Service Businesses current liabilities	193.3	(95.4)	(95.9)	2.0
Insurance reserves – long–term portion	48.1	—	(48.1)	—
Other long–term liabilities	13.7	(1.6)	(10.8)	1.3
Minority interests	4.1	(0.2)	(3.9)	—
Total Service Businesses liabilities	259.2	(97.2)	(158.7)	3.3

Summarized consolidated balance sheet at March 31, 2005 (continued)

	BB Holdings Group [(i)] *$m*	*Pro forma adjustments for the demerger of the UK and Ireland businesses* [(iv)] *$m*	*Pro forma adjustments for the Demerger* [(v)] *$m*	*BB Holdings Group as adjusted for the demerger of the UK and Ireland businesses and the Demerger* *$m*
Financial Services				
Deposits	341.4	—	—	341.4
Long–term debt	15.0	—	—	15.0
Other liabilities	8.3	—	—	8.3
Total Financial Services liabilities	364.7	—	—	364.7
Total liabilities	623.9	(97.2)	(158.7)	368.0
Shareholders' equity:				
Share capital	0.6	—	—	0.6
Additional paid–in capital	313.1	(212.4)	(100.7)	—
Treasury shares	(19.0)	—	—	(19.0)
Retained earnings	258.4	—	(90.2)	168.2
Cumulative other comprehensive income	22.3	(29.2)	6.9	—
Total shareholders' equity	575.4	(241.6)	(184.0)	149.8
Total liabilities and shareholders' equity	1,199.3	(338.8)	(342.7)	517.8

Summarized consolidated statement of income for the six months ended September 30, 2005

	BB Holdings Group (ii) *$m*	*Pro forma adjustments for the Demerger (v)* *$m*	*BB Holdings Group as adjusted for the Demerger* *$m*
Service Businesses			
Net sales	403.1	(403.1)	—
Cost of sales	(361.2)	361.2	—
Selling, general and administrative expenses	(37.2)	37.2	—
Operating income – Service Businesses	4.7	(4.7)	—
Financial Services			
Interest income	25.5	—	25.5
Interest expense	(7.5)	—	(7.5)
Net interest income	18.0	—	18.0
Provision for loan losses	(2.2)	—	(2.2)
Net non–interest expense	(0.3)	—	(0.3)
Operating income – Financial Services	15.5	—	15.5
Corporate expenses	(4.4)	0.6	(3.8)
Total operating income	15.8	(4.1)	11.7
Associates	3.9	—	3.9
Interest income	0.7	(0.7)	—
Interest expense	(1.2)	1.2	—
Income before income taxes	19.2	(3.6)	15.6
Income taxes	(0.6)	0.3	(0.3)
Income after income taxes	18.6	(3.3)	15.3
Minority interests	(1.2)	1.2	—
Income from continuing operations	17.4	(2.1)	15.3
Basic earnings per ordinary share			
Continuing operations	$ 0.29	—	$ 0.25
Diluted earnings per ordinary share			
Continuing operations	$ 0.29	—	$ 0.25
Number of ordinary shares			
Basic	60.2	—	60.2
Diluted	60.7	—	60.7

Summarized consolidated balance sheet at September 30, 2005

	BB Holdings Group (ii) $m	*Pro forma adjustments for the Demerger (v)* $m	*BB Holdings Group as adjusted for the Demerger* $m
Assets			
Service Businesses			
Current assets:			
Cash and cash equivalents	11.3	(4.7)	6.6
Trade accounts receivable – net	91.2	(91.2)	—
Other current assets	25.7	(25.2)	0.5
Total Service Businesses current assets	128.2	(121.1)	7.1
Property, plant and equipment – net	12.1	(12.0)	0.1
Associates	53.7	—	53.7
Goodwill – net	175.9	(175.9)	—
Other long–term assets	36.1	(36.1)	—
Total Service Businesses assets	406.0	(345.1)	60.9
Financial Services			
Cash, cash equivalents and due from banks	28.8	—	28.8
Interest–bearing deposits with correspondent banks	43.7	—	43.7
Loans – net	369.5	—	369.5
Other assets	41.2	—	41.2
Total Financial Services assets	483.2	—	483.2
Total assets	889.2	(345.1)	544.1
Liabilities and shareholders' equity			
Service Businesses			
Current liabilities:			
Short–term debt	36.1	(36.1)	—
Accounts payable	10.8	(10.8)	—
Accrued personnel costs	25.0	(25.0)	—
Insurance reserves – current portion	20.0	(20.0)	—
Other current liabilities	9.1	(6.1)	3.0
Total Service Businesses current liabilities	101.0	(98.0)	3.0
Insurance reserves – long–term portion	46.1	(46.1)	—
Other long–term liabilities	12.2	(11.0)	1.2
Minority interests	4.3	(4.3)	—
Total Service Businesses liabilities	163.6	(159.4)	4.2

Summarized consolidated balance sheet at September 30, 2005 (continued)

	BB Holdings Group (ii) *$m*	*Pro forma adjustments for the Demerger* (v) *$m*	*BB Holdings Group as adjusted for the Demerger* *$m*
Financial Services			
Deposits	363.3	—	363.3
Long–term debt	15.0	—	15.0
Other liabilities	7.7	—	7.7
Total Financial Services liabilities	386.0	—	386.0
Total liabilities	549.6	(159.4)	390.2
Shareholders' equity:			
Share capital	0.6	—	0.6
Additional paid–in capital	98.6	(98.6)	—
Treasury shares	(18.7)	—	(18.7)
Retained earnings	266.0	(94.0)	172.0
Cumulative other comprehensive income	(6.9)	6.9	—
Total shareholders' equity	339.6	(185.7)	153.9
Total liabilities and shareholders' equity	889.2	(345.1)	544.1

Summarized consolidated statement of income for the nine months ended December 31, 2005

	BB Holdings Group (iii) $m	*Pro forma adjustments for the Demerger (v)* $m	*BB Holdings Group as adjusted for the Demerger* $m
Service Businesses			
Net sales	611.6	(611.6)	—
Cost of sales	(548.6)	548.6	—
Selling, general and administrative expenses	(55.7)	55.7	—
Operating income – Service Businesses	7.3	(7.3)	—
Financial Services			
Interest income	38.6	—	38.6
Interest expense	(11.5)	—	(11.5)
Net interest income	27.1	—	27.1
Provision for loan losses	(2.3)	—	(2.3)
Net non–interest expense	(0.9)	—	(0.9)
Operating income – Financial Services	23.9	—	23.9
Corporate expenses	(5.5)	1.1	(4.4)
Total operating income	25.7	(6.2)	19.5
Associates	5.8	—	5.8
Interest income	1.1	(1.1)	—
Interest expense	(2.5)	2.5	—
Income before income taxes	30.1	(4.8)	25.3
Income taxes	(0.7)	0.7	—
Income after income taxes	29.4	(4.1)	25.3
Minority interests	(1.8)	1.8	—
Income from continuing operations	27.6	(2.3)	25.3
Basic earnings per ordinary share			
Continuing operations	$ 0.46	—	$ 0.42
Diluted earnings per ordinary share			
Continuing operations	$ 0.46	—	$ 0.42
Number of ordinary shares			
Basic	60.1	—	60.1
Diluted	60.7	—	60.7

Notes

(i) Extracted from the BB Holdings consolidated financial statements included in the Annual Report on Form 20–F for the year ended March 31, 2005, dated July 8, 2005 and filed with the United States Securities and Exchange Commission.

(ii) Extracted from the BB Holdings unaudited summarized financial information for the six months ended September 30, 2005, included in the press release dated October 28, 2005 and submitted on Form 6–K with the United States Securities and Exchange Commission.

(iii) Extracted from the BB Holdings unaudited, summarized financial information for the nine months ended December 31, 2005, included in the press release dated January 27, 2006 and submitted on Form 6–K with the United States Securities and Exchange Commission.

(iv) The adjustments reflect the pro forma financial effect of the demerger of BB Holdings' UK and Ireland businesses announced on August 8, 2005 (details of which were included in a circular to BB Holdings' then shareholders of the same date) on the BB Holdings Group as if they had occurred at the beginning of the period presented – being April 1, 2004 with respect to the year ended March 31, 2005.

(v) The adjustments reflect the pro forma financial effect of the demerger of BB Holdings, US Facilities Services Businesses and the BB Holdings Distribution on the BB Holdings Group as if they had occurred at the beginning of the periods presented – being April 1, 2004 with respect to the year ended March 31, 2005 and April 1, 2005 with respect to the six months ended September 30, 2005 and the nine months ended December 31, 2005.

(vi) The unaudited, summarized proforma financial information on the BB Holdings Group has been prepared in United States dollars in accordance with generally accepted accounting principles in the United States. These principles require management to make extensive use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. The unaudited pro forma financial information is not necessarily indicative of future operating results, and should be read in conjunction with the BB Holdings consolidated financial statements, including the accounting policies and notes thereto, included in its Annual Report on Form 20–F for the year ended March 31, 2005.

PART 3

ADDITIONAL INFORMATION

1. BELIZE TAXATION

The BB Holdings Distribution will be exempt from income tax in Belize. Similarly, no stamp duty is payable with respect to instruments transferring shares of OneSource in satisfaction of the BB Holdings Distribution.

2. UK TAXATION

The statements set out below are intended only as a general guide to current UK law and HM Revenue and Customs practice and apply to UK residents holding their BB Holdings Shares and their OneSource Shares beneficially as investments and do not apply to certain other categories of person such as dealers. The summary does not purport to be a complete analysis or listing of all the potential UK tax consequences of receipt of the BB Holdings Distribution or of holding OneSource Shares. *If you are in any doubt as to your tax position or if you may be subject to tax in another jurisdiction you are strongly recommended to consult an appropriate professional advisor.* This summary is based upon UK law and HM Revenue and Customs practice as in effect at the date of this document, each of which may be subject to change, perhaps with retrospective effect.

(a) UK taxation of the BB Holdings Distribution

A holder of BB Holdings Shares who is resident in the United Kingdom for tax purposes will generally be liable to UK income tax or corporation tax on the value of the BB Holdings Distribution, being the amount of cash distributed or the price which the OneSource Shares which are distributed might reasonably be expected to fetch on a sale on Admission in the open market between a willing buyer and a willing seller acting at arm's length.

(b) UK stamp duty and stamp duty reserve tax (SDRT)

No stamp duty or stamp duty reserve tax should be payable by holders of BB Holdings Shares in respect of the BB Holdings Distribution.

3. UNITED STATES TAXATION

The following summary describes certain US federal income tax consequences that may be relevant with respect to the Demerger, and the ownership and disposition of OneSource Shares. This summary addresses only US federal income tax considerations of US Holders that hold BB Holdings Shares and OneSource Shares as capital assets. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the Demerger or an investment decision regarding the OneSource Shares. In particular, this summary does not address tax considerations applicable to BB Holdings Shareholders or OneSource Shareholders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that hold their BB Holdings shares or OneSource Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of BB Holdings' or the OneSource's Share capital; (h) regulated investment companies; (i) partnerships or other pass-through entities or persons who hold their BB Holdings Shares or OneSource Shares through partnerships or other pass-through entities; and (j) real estate investment trusts. Further, this summary does not address alternative minimum tax consequences.

BB Holdings has not obtained an opinion from US tax counsel and will not seek a ruling from the US Internal Revenue Service (the **Internal Revenue Service**) regarding the US federal income tax consequences of the Demerger or the tax consequences regarding the ownership or disposition of the OneSource Shares, and there can be no assurance that the Internal Revenue Service will agree with, or that a court will ultimately uphold, the conclusions expressed herein. US Holders should consult their own tax advisors with respect to the tax consequences of the Demerger and the tax consequences of owning the OneSource Shares.

This summary is based on the US Internal Revenue Code of 1986, as amended (the Code), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Notwithstanding anything herein to the contrary, all persons may disclose, without limitation of any kind, the tax treatment and tax structure of the transaction described herein and all materials of any kind that are provided to such persons relating to such tax treatment and tax structure, except to the extent that any such disclosure could reasonably be expected to cause this transaction not to be in compliance with securities laws. For purposes of this paragraph, the tax treatment of this transaction is the purported or claimed US federal income tax treatment of this transaction and the tax structure of this transaction is any fact that may be relevant to understanding the purported or claimed US federal income tax treatment of this transaction.

Any tax discussion herein was not written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding US federal income tax penalties that may be imposed on the taxpayer. Any such tax discussion was written to support the promotion or marketing of the OneSource Shares to be issued in connection with this document. Each BB Holdings Shareholder and OneSource Shareholder should consult its own tax advisor with respect to the US federal, estate, state, local, gift, foreign and other tax consequences of the Demerger, and of the ownership and disposition of OneSource Shares.

The Demerger

BB Holdings believes that the Demerger should be tax-free to US Holders under Section 355(a)(1) of the Code. Generally, there are four main statutory requirements that must be satisfied in order for a transaction such as the Demerger to qualify as a tax-free distribution to shareholders under Section 355(a)(1) of the Code. First, the distributing corporation (i.e., BB Holdings) must distribute solely stock or securities of a corporation that it controls immediately before the distribution (i.e., OneSource) to its shareholders with respect to their stock. Second, the distribution cannot be a device for distributing earnings and profits to its shareholders. Third, both the distributing corporation and the controlled corporation must be directly or indirectly engaged in the active conduct of a trade or business that has been conducted throughout the five-year period ending on the date of the distribution and that was not acquired within such period in a taxable transaction. Fourth, in the transaction, the distributing corporation must generally distribute all of its stock in the controlled corporation. In addition to the statutory requirements, there are non-statutory requirements that must be satisfied in order for a transaction to qualify under Section 355(a)(1) of the Code, including maintaining continuity of shareholder interest, maintaining continuity of business enterprise, and establishing a substantial non-tax corporate business purpose for the transaction. The application of the foregoing requirements to the Demerger is fact-intensive and complex. BB Holdings believes that the Demerger should satisfy the above requirements. If the Demerger failed to qualify for tax-free status under Section 355(a)(1) of the Code, a US Holder would be required to recognize taxable dividend income generally equal to the US dollar value of the fair market value of the OneSource Shares that are actually or constructively received by a US Holder with respect to its BB Holdings Shares. The balance of the discussion herein assumes that the Demerger will qualify for tax-free treatment to US Holders under Section 355(a)(1) of the Code.

The principal US federal income tax consequences to a US Holder of the receipt of OneSource Shares in the Demerger should be as follows:

(a) no gain or loss should be recognized by the US Holder upon the receipt of OneSource Shares;

(b) the US Holder should apportion its tax basis in the BB Holding Shares between such shares and the OneSource Shares received in proportion to the relative fair market value of the OneSource Shares and the BB Holdings Shares on the date of receipt;

(c) the US Holder's holding period for the OneSource Shares should include the period during which the US Holder held the BB Holdings Shares; and

(d) the US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the OneSource Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of OneSource Shares.

OneSource Shares

Distributions

Subject to the discussion below under "*Passive Foreign Investment Company Considerations*", the gross amount of any distribution that is actually or constructively received by a US Holder with respect to its OneSource Shares will be a dividend includible in the gross income of the US Holder as ordinary income. Dividends paid on OneSource Shares will not be eligible for the "dividends received" deduction otherwise available to United States corporate shareholders. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Certain dividends received by non–corporate US Holders in taxable years beginning before January 1, 2009 are subject to a maximum income tax rate of 15 per cent. This reduced income tax rate is only applicable to dividends paid by "qualified corporations". OneSource does not expect to be considered a qualified corporation for these purposes. Accordingly, dividends paid by OneSource will not be eligible for the reduced income tax rate.

The gross amount of any distribution paid in a currency other than US dollars (a foreign currency) will be included in the gross income of a US Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date received by the US Holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received as a dividend is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any foreign currency gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit limitation purposes, dividends paid on OneSource Shares will be treated as income from sources within the United States. The rules and limitations with respect to foreign tax credits are complicated, and US Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

A distribution of additional OneSource shares to US Holders with respect to their OneSource Shares that is made as part of a *pro rata* distribution to all shareholders generally will not be subject to US federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

Sale, Exchange or Other Disposition

Subject to the discussion below under "*Passive Foreign Investment Company Considerations*", a US Holder will generally recognize a gain or loss for US federal income tax purposes upon the sale, exchange or other disposition of OneSource shares in an amount equal to the difference between the US dollar value of the amount realized from such sale, exchange or other disposition and the US Holder's adjusted tax basis in such OneSource Shares. Such gain or loss will be a capital gain or loss and will be long– term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the OneSource Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives foreign currency on the sale, exchange or other disposition of OneSource Shares will realize an amount equal to the US dollar value of the foreign currency on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on the settlement date). If a US Holder receives foreign currency upon a sale, exchange or other disposition of OneSource Shares, any gain or loss, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognize any gain or loss on such conversion.

A US Holder that receives cash in lieu of OneSource Shares because the US Holder owns less than 16 BB Holdings Shares will recognize a capital gain or loss. The determination of whether it is long term depends on the holding period of the BB Holdings Shares. However, a US Holder should consult with a tax advisor whether the tax consequences of a receipt of cash is a capital gain or a dividend.

Passive Foreign Investment Company Considerations

OneSource believes that it is not, and does not expect to become, a passive foreign investment company (a **PFIC**) for US federal income tax purposes. However, because this is a factual determination made annually at the end of each taxable year, there can be no assurance that OneSource will not be considered a PFIC for the current or any future taxable year. If OneSource were a PFIC in any year, special, possibly materially adverse, consequences would result for US Holders.

A corporation organized outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75 per cent. of its gross income is "passive income"; or (b) on average at least 50 per cent. of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of "passive income". Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest.

If OneSource is regarded as a PFIC in any year during which a US Holder owns OneSource Shares, the US Holder will be subject to additional taxes on any excess distributions received from OneSource and any gain realized from the sale, exchange or other disposition of OneSource Shares (whether or not OneSource continues to be a PFIC). A US Holder has an excess distribution to the extent that distributions on OneSource Shares during a taxable year exceed 125 per cent. of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated rateably over the US Holder's holding period; (b) the amount allocated to the current taxable year and any year before OneSource became a PFIC is taxed as ordinary income in the current year; and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a US Holder makes a valid "mark–to–market" election (in which case, subject to certain limitations, the US Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its OneSource Shares at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale, exchange or other disposition of OneSource Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any "mark–to– market" gains for prior years. A "mark–to–market" election is only available to US Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable US Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded on at least 15 days during each calendar quarter. AIM may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the US Treasury regulations. Investors should consult their own tax advisors as to whether the OneSource Shares would qualify for the mark–to–market election. Once made, such election cannot be revoked without the consent of the Internal Revenue Service unless the shares cease to be marketable.

Some of the above rules may also be avoided if a US Holder is eligible for and timely makes a valid "QEF election" (in which case the US Holder generally would be required to include in income on a current basis it's *pro rata* share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, OneSource would be required to provide a US Holder with certain information. OneSource does not at present intend to provide the required information.

If OneSource is regarded as a PFIC, each US Holder of OneSource Shares must make an annual return on Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest.

Prospective holders are urged to consult their own tax advisors regarding whether an investment in OneSource Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to the Demerger, certain payments to US Holders of dividends on OneSource Shares and to the proceeds of a sale, exchange or other disposition of OneSource Shares. OneSource, its agent, a broker, or any paying agent, as the case

may be, may be required to withhold tax from any payment that is subject to backup withholding tax if the US Holder fails (a) to furnish the US Holder's taxpayer identification number; (b) to certify that such US Holder is not subject to backup withholding; or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

BB Holdings Shareholders and OneSource Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

4. INFORMATION FOR NON-UK SHAREHOLDERS

United States

The OneSource Shares to be distributed in the Demerger have not been registered under the US Securities Act.

Qualifying BB Holdings Shareholders who are citizens or resident of the United States are advised that the OneSource Shares have not been and will not be registered under the US Exchange Act. OneSource expects to obtain an exemption from the reporting requirements of Section 12(g) of the US Exchange Act pursuant to Rule 12g3–2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, OneSource will comply with the information supplying requirements of Rule 12g3–2(b), which requires OneSource to furnish to the SEC information that (a) it has made or is required to make public in Belize; (b) it has filed or is required to file with AIM and which was made public by AIM; or (c) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by OneSource may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The OneSource Shares are expected to be admitted to trading on AIM. OneSource does not intend to obtain a quotation on Nasdaq or any other inter–dealer quotation system in the United States. Neither BB Holdings nor OneSource intend to take action to facilitate a market in OneSource Shares in the United States. Consequently, BB Holdings believes that it is unlikely that an active market in the United States will develop for the OneSource Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the OneSource Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Other Jurisdictions

Any person who is resident in, or who has a registered address in, or is a citizen of a non–UK territory and who is to receive OneSource Shares pursuant to the Demerger should consult his or her professional advisors and satisfy himself or herself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for non–UK shareholders may be affected by the laws of their respective jurisdictions. Such non–UK shareholders should inform themselves about and observe all applicable legal requirements.

In any case where OneSource is advised that the transfer of OneSource Shares to a BB Holdings Shareholder (or, in the case of DTC, an Alternative Recipient) would or may infringe the law of any jurisdiction or necessitate compliance with any special requirement, the directors of OneSource may determine that such OneSource Shares shall not be transferred to such non–UK person, and the non–UK person's entitlement to OneSource Shares pursuant to the BB Holdings Distribution shall be sold in the market on behalf of such non–UK person as soon as reasonably practicable following Admission at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the non–UK person.

5. OTHER INFORMATION

(a) Cenkos Securities Limited has given and not withdrawn its consent to the issue of this document with the inclusion of the reference to its name in the form and context in which it appears.

(b) BB Holdings' registered office is at 60 Market Square, PO 1764, Belize City, Belize, Central America.